NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

06012106

22, Voznesensky Per., Moscow 125993. Phone: (095) 787 76 67. Fax: (095) 785 58 08. E-mail: gmk@nornik.ru

28.12.2005 ГМК/20846

82-4270

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Information on the events that may significantly affect the price of the Company's securities dated December 23, 2005
2. Press release dated December 21, 2005: MMC Norilsk Nickel proceeds with the spin-off of its gold mining assets
3. Press release dated December 21, 2005: MMC Norilsk Nickel took the leading positions among the Russian privately owned companies with the highest investment credit rating
4. Press release dated December 20, 2005: MMC Norilsk Nickel to reduce its share capital
5. Information on the events that may significantly affect the price of the Company's securities dated December 19, 2005
6. Press release dated December 19, 2005: MMC Norilsk Nickel's first Social Report is declared the best
7. Statement of material fact dated December 19, 2005: Information on the issuer's record dates
8. Statement of material fact dated December 19, 2005: Information on the issuer's record dates
9. Press release dated December 15, 2005: MMC Norilsk Nickel's Annual Report declared best of the year by Ratings Agency Expert RA and the Russian Investor Protection Association

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10. Press release dated December 14, 2005: Alexander Krupaderov elected as Chairman of Cola Mining and Metallurgical Company's Board of Directors, Renat Karchaa named as Deputy General Director

11. Statement of material fact dated December 14, 2005: Information on the dates when the issuer has to fulfill its obligations

12. Press release dated December 13, 2005: MMC Norilsk Nickel confirms its adherence to International Standards of Quality Control and Environment Management

13. Press release dated December 9, 2005: Unique ice-class tanker commissioned by MMC Norilsk Nickel is launched

14. Information on the events that may significantly affect the price of the Company's securities dated November 25, 2005

15. Quarterly Report of regular securities issuer of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel", Quarter III, 2005 dated November 14, 2005

16. Information on the events that may significantly affect the price of the Company's securities dated November 10, 2005

17. Information on the events that may significantly affect the price of the Company's securities dated November 10, 2005

18. Information on the events that may significantly affect the price of the Company's securities dated November 9, 2005

19. Information on the events that may significantly affect the price of the Company's securities dated October 31, 2005

20. Statement of material fact dated October 31, 2005: Information on closing the issuer's register

21. Statement of material fact dated October 31, 2005: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the issuer's net income (loss)

22. Press release dated October 21, 2005: MMC Norilsk Nickel's General Director to discuss the use of palladium in hydrogen power in the USA

23. Press release dated October 21, 2005: MMC Norilsk Nickel announces production figures for 3rd Quarter of 2005

24. Information on the events that may significantly affect the price of the Company's securities dated October 19, 2005

25. Press release dated October 10, 2005: MMC Norilsk Nickel shareholders support the creation of Polyus Gold

26. Statement of material fact dated February 10, 2005: Information on filing in the register of issuer of a person holding more than 25 percent of its issued securities

All above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

IFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to release the information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish the information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information
Full name and position of the person: ***Prokhorov Mikhail Dmitrievich, General Director, member of the Management Board and the Board of Directors;*** This person's interest share in the authorized capital of the following organization has been changed (full name of the organization): ***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel;***
Location of the aforementioned organization: ***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation;***
Interest share in the authorized capital of the aforementioned organization owned by this person before change: ***0.296%;***
Percentage of ordinary shares of the aforementioned organization owned by this person before change: ***0.296%;***
Interest share in the authorized capital of the aforementioned organization owned by this person after change: ***0%;***
Percentage of ordinary shares of the aforementioned organization owned by this person after change: ***0%.***
Date when the Issuer became aware of the fact that the share of this person in the authorized capital of the aforementioned organization had been changed: ***December 23***, 2005.

MMC Norilsk Nickel Representative *Morozov D.S.*
(power of attorney No. ГМК-51/22Д of 31.12.2004)

December 23, 2005

NORILSK NICKEL

15.12.2005

MMC Norilsk Nickel's annual report declared best of the year by ratings agancy Expert RA and the Russian Investor Protection Association

MMC Norilsk Nickel's annual report has been declared the winner in the yearly annual reports competition organised by the ratings agency "Expert RA" and supported by PricewaterhouseCoopers Company. Norilsk Nickel's annual report for 2004 was awarded the top spot in the "Quality of Information" category.

MMC Norilsk Nickel also won the category for the company with the best annual report in the "Russian Leaders in Corporate Governance - 2005" competition for the second year in a row. The organisers of this competition are the Russian Investor Protection Association, which is made up of around thirty leading Russian and foreign investment companies and banks.

In the words of Dmitry Usanov, the head of the company's investor relations department: "We are pleased that our ongoing efforts to maintain and improve our work with investors have been acknowledged by the investment community. We intend to continue further with our efforts, which are aimed at increasing the market capitalisation of MMC Norilsk Nickel as well as further improving the standards of corporate governance on the Russian stock market".

STATEMENT OF MATERIAL FACT:
INFORMATION ON THE ISSUER'S RECORD DATES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Supplement to Information bulletin of the Federal Financial Markets Service"*

1.9. Code(s) of the significant fact (s)	*0840155F19122005*

2. Subject matter of the information
2.1. Type, category, series and other identifying characteristics of registered securities: ***ordinary non-documentary registered shares;***
2.2. The purpose of drawing up a list of owners of registered securities: ***drawing up a list of shareholders eligible to participate in the Extraordinary General Meeting of the shareholders of MMC Norilsk Nickel on February 17, 2006;***
2.3. The date of closing the list of owners of registered securities: ***January 1, 2006;***
2.4. Date and No. of the protocol of the meeting of the Issuer's Board of Directors where the resolution on the date of drawing up the list of persons holding the Issuer's registered securities was passed, this resolution representing the ground for fixing the closing date of such list: ***December 19, 2005, protocol № ГМК/27-пр-сд***

Morozov D.S.,

Representative of MMC Norilsk Nickel
(Power of Attorney № GMK-51/22d dated 31.12.2004)

December 19, 2005

NORILSK NICKEL

21.12.2005

MMC Norilsk Nickel proceeds with the spin-off of its gold mining assets

As part of MMC Norilsk Nickel's ("the Company") reorganization involving a spin-off of its gold mining assets, on December 16, 2005 the Company's Board of Directors set March 3, 2006 as the date for convening the General Meeting of Shareholders of OJSC Polyus Gold ("Polyus Gold") and established January 1, 2006 as the record date for determining the list of persons entitled to vote at that meeting.

According to the agenda of the General Meeting of Shareholders of Polyus Gold approved by the Board of Directors, the General Director, members of the Board of Directors and the Audit Commission shall be elected at the meeting. The General Meeting of Shareholders shall also appoint the Auditor and approve the Charter and Regulations on the General Meeting of Shareholders and the Board of Directors.

The shares of Polyus Gold shall be distributed among MMC Norilsk Nickel's shareholders listed in the register of shareholders of MMC Norilsk Nickel as of January 1, 2006 based on a ratio of 1 share of Polyus Gold for 1 share of MMC Norilsk Nickel. According to the Board of Directors, if all the necessary permits are timely obtained, Polyus Gold will be registered in March 2006, should obtain a listing in Russia in April 2006 and afterwards launch a Level 1 ADR program.

Beginning January 1, 2006, MMC Norilsk Nickel's shares will be traded net of the value of the spun-off gold assets. Provided that the state registration of Polyus Gold is obtained, its shares may be subject to purchase and sale transactions after the Federal Service on Financial Markets registers the report on the results of the new issuance of Polyus Gold's shares, which is expected in March 2006.

For reference :

Tentative terms for the spin-off of gold assets:

- **January 1, 2006**: All shareholders and owners of MMC Norilsk Nickel's American Depositary Shares (ADS) as of the specified date will be entitled to participate in the General Meeting of Shareholders of OJSC Polyus Gold and to receive the proportionate amount of shares/ADS of Polyus Gold.
- **February 1, 2006**: The last date when shareholder/shareholders jointly owning 2 or more percent of MMC Norilsk Nickel's shares as of January 1, 2006 may nominate candidates for the Board of Directors, audit commission and as the General Director of OJSC Polyus Gold.
- **March 3, 2006:** The General Meeting of Shareholders of OJSC Polyus Gold.
- **March, 2006**: State registration of OJSC Polyus Gold.
- **March-April, 2006**: Registration of the report on results of the new share issuance, the shares of Polyus Gold are transferred to the shareholders and the Depositary of MMC

Norilsk Nickel's ADS (Bank of New York) for the owners of MMC Norilsk Nickel's ADS.
§ April, 2006: Polyus Gold will apply for listing at one or several Russian stock exchanges.

- **May, 2006**: Registration of Level 1 ADR program for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact:

Denis Morozov
Deputy General Director, Member of the Management Board
Tel: +7 095 797 82 57
E-mail: reorganization@nornik.ru

Dmitry Usanov
Head of Investor Relations
Tel: +7 095 755 67 33
E-mail: usanovda@nornik.ru

NORILSK NICKEL

21.12.2005

MMC Norilsk Nickel took the leading positions among the Russian privately owned companies with the highest investment credit rating

Today international rating agency Fitch Ratings Ltd. ("Fitch") has assigned investment grade credit rating to MMC Norilsk Nickel.

Fitch assigned MMC Norilsk Nickel a Senior Unsecured 'BBB-' (BBB minus) rating with Stable Outlook.

MMC Norilsk Nickel has become the first and the only privately owned company in Russia with investment grade credit rating assigned by one of the leading international rating agencies.

Aggregate of all ratings assigned (Fitch – «BBB-», Moody's - «Ba1» и Standard & Poor's - «BB+») gives MMC Norilsk Nickel the highest rating among privately owned Russian companies. These ratings reflect unique resource base and strong financial profile of MMC Norilsk Nickel as well as the company's strong positions in the global markets of nickel, palladium, platinum, copper, and gold.

NORILSK NICKEL

20.12.2005

MMC Norilsk Nickel to reduce its share capital

The Board of Directors of MMC Norilsk Nickel ("the Company") on its meeting on December 16, 2005 decided to convene an extraordinary general shareholders' meeting ("the EGM") in the form of absentee voting on February 17, 2006, fixing January 1, 2006 as the Record date for shareholders to participate in EGM.

In accordance with the agenda approved by the Board of Directors, the shareholders will be requested to vote, among other things, on the reduction of the Company's share capital through the redemption of shares that had been purchased and bought back by MMC Norilsk Nickel earlier.

Total number of shares purchased under the resolution of the Board of Directors dated December 2, 2004 in the period from December 2004 to February 2005 is 12,478,704. Total number of shares bought back from the shareholders who did not participate in the voting or voted against the reorganization at the Company's EGM on September 30, 2005 is 10,799,433. If the shareholders vote in favor of this reduction at the EGM on February 17, 2006, the share capital of MMC Norilsk Nickel will be decreased by 23,278,137 shares and reach 190,627,747 ordinary shares with nominal value of 1 Rouble per share.

For further information please contact:

Denis Morozov
Deputy General Director, Member of the Management Board
Tel: 797 82 57
E-mail: reorganization@nornik.ru

Dmitry Usanov
Head of Investor Relations
Tel: 755 67 33
E-mail: usanovda@nornik.ru

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information

1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site (see above).***

2.Subject matter of the information
Date of the Board of Directors' meeting: ***December 16, 2005;*** Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was passed: ***December 19, 2005; No. GMK/27-pr-sd;*** ***Re.: General meeting of shareholders of Polyus Gold, Open Joint Stock Company.**** ***Resolved:*** ***1. To hold a General Meeting of shareholders of Polyus Gold on March 3, 2005.*** ***2. The deadline for compiling a list of persons entitled to participate in the General Meeting of shareholders of Polyus Gold shall be January 1, 2005.*** ***3. To approve the following agenda of the General Meeting of shareholders of Polyus Gold:*** ***1. Election to the Board of Directors of Polyus Gold.*** ***2. Formation of a single-person executive body of Polyus Gold (General Director).*** ***3. Election to the Audit Commission of Polyus Gold.*** ***4. Approval of the Charter of Polyus Gold.***

5. *Approval of the Regulations on the General Meeting of shareholders of Polyus Gold.*
6. *Approval of the Regulations on the Board of Directors of Polyus Gold.*
7. *Approval of the Auditor of Polyus Gold.*

Re: An Extraordinary General Meeting of MMC Norilsk Nickel shareholders.

Resolved:

1. *To hold an Extraordinary General Meeting of MMC Norilsk Nickel shareholders on February 17, 2006 in the form of absentee voting.*
2. *To approve the following agenda of the Extraordinary General Meeting of MMC Norilsk Nickel shareholders:*

1. *Decrease in the MMC Norilsk Nickel's charter capital through the redemption of shares that were purchased or bought-back by the Company.*
2. *Amendments to the Charter of MMC Norilsk Nickel.*
3. *Amendments to the Regulations on the Board of Directors of MMC Norilsk Nickel*

3. To establish the date of closing the list of persons eligible to participate in the EGM shall be January 1, 2006.

* - resolution to set up OJSC Polyus Gold through its spin-off from MMC Norilsk Nickel was adopted at the Extraordinary General Meeting of MMC Norilsk Nickel shareholders on September 30, 2005.

MMC Norilsk Nickel Representative *Morozov D.S.*
(power of attorney № ГМК-51/22Д of 31.12.2004)

December 19, 2005

NORILSK NICKEL

19.12.2005

MMC Norilsk Nickel's first social report is declared the best

MMC Norilsk Nickel has been announced as a winner in the "Best Annual Report 2004" competition, organised by the ratings agency "Expert RA" with the support of Pricewaterhouse Coopers. The company won the first prize in the category for best social report.

In the words of MMC Norilsk Nickel's Deputy General Director, Olga Golodets, the preparation of the company's social report on the basis of international standards was necessary because of the need to inform shareholders of the company's investment in social development on many levels, as well as of its improved efficiency with regard to its personnel management and social policies as part of its business development strategy.

The certification of its social report by international auditors underlines MMC Norilsk Nickel's adherence to the high level of demands placed upon companies with regard to their corporate social responsibility, the remuneration of employees, the training of personnel, environmental protection, and the need to contribute to the development of the territories in which they operate. The publication of the company's social report is an important aspect in confirming MMC Norilsk Nickel's reputation as a world leader in the area of mining and smelting in the eyes of its workers, shareholders, business partners and state authorities.

STATEMENT OF MATERIAL FACT:
INFORMATION ON THE ISSUER'S RECORD DATES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Supplement to Information bulletin of the Federal Financial Markets Service"***

1.9. Code(s) of the significant fact (s)	***0840155F19122005***

2. Subject matter of the information
2.1. Type, category, series and other identifying characteristics of registered securities: ***ordinary non-documentary registered shares;***
2.2. The purpose of drawing up a list of owners of registered securities: ***drawing up a list of shareholders eligible to participate in the General Meeting of the shareholders of Polyus Gold OJSC on March 3, 2006;****
2.3. The date of closing the list of owners of registered securities: ***January 1, 2006;***
2.4. Date and No. of the protocol of the meeting of the Issuer's Board of Directors where the resolution on the date of drawing up the list of persons holding the Issuer's registered securities was passed, this resolution representing the ground for fixing the closing date of such list: ***December 19, 2005, protocol № ГМК/27-пр-сд*** * - resolution regarding the foundation of Polyus Gold OJSC through the spin-off of this company from MMC Norilsk Nickel was passed at the MMC Norilsk Nickel's EGM on September 30, 2005.

Morozov D.S.,

Representative of MMC Norilsk Nickel
(Power of Attorney № GMK-51/22d dated 31.12.2004)

December 19, 2005

14.12.2005

Alexander Krupaderov elected as chairman of Cola mining and metallurgical company's Board of directors, Renat Karchaa named as deputy General director

Alexander Krupaderov, the former Deputy General Director and Head of the Regional Policy Directorate of the OAO Kola Mining and Metallurgical Company (Kola MMC) has been named by the company's Board of Directors as its new Chairman.

Kola MMC's new Deputy General Director and Head of its Regional Programs and Communications Department is to be Renat Karchaa, who was previously responsible for the work of the Murmansk Regional Government's delegation to the Russian Federal Government.

In the words of OAO Kola MMC's General Director, Yevgeny Potapov, "These personnel changes have been dictated by the need to maintain the favorable economic and social – political conditions that are essential to Kola MMC's efficient functioning.

The decision to elect Mr. Krupaderov, a deputy in the local Duma, and a man with a prominent place in regional politics, as Chairman of Kola MMC's Board of Directors will enable us to consider better the balance of interests of both employers and employees.

Mr. Karchaa's appointment is the result of the need for the systematic development of constructive relations with the regional authorities. We believe that his professional experience will have a great influence regarding the company's achievement of its strategic aims."

Additional Information

Alexander D. Krupaderov was born on June 1 1956 in the village of Raduga, in the Gomel Region.

Mr. Krupaderov began his working life in 1974, and, dividing his time between his studies and his work, graduated from the Gomel State University as a specialist in Belarussian language and literature and Russian language and literature. In 2000 he graduated from the Russian Interior Ministry's University in St Petersburg as a specialist in law. He has worked in the Murmansk Region since 1984.

Mr. Krupaderov has extensive experience of legislative work, and has represented the Pechenga region (whose population includes a considerable number of OAO Kola MMC's workers) at the Murmansk Regional Duma during three terms.

In July 2003 he was named as OAO Kola MMC's Deputy General Director of Regional Policy and headed the company's Directorate of Regional Policy while still holding the post of Deputy Chairman of the Murmansk Regional Duma. Under his management, and with his active

involvement, the Directorate, a new subdivision of OAO Kola MMC, was set up, established and developed.

Mr. Krupaderov has received many awards for his productive work and the significant contribution he has made to the development of the Murmansk Region. He has been singled out for praise by the Governor of the Murmansk Region, the Chairman of the Murmansk Regional Duma, and has been awarded honors by the Federal Council of the Russian Federation.

Renat I. Karchaa was born on July 17 1966 in the city of Ufa.

In 1990 he graduated with distinction from Abkhazia State University's Biology Faculty, and in 1995 from the same university's Faculty of Law as a specialist in the theory of the state and law.

In 1991 Mr. Karchaa was elected as a deputy to the Supreme Soviet of Abkhazia, and, until 1996, was Deputy chairman of the Committee for the Environment and Public Health.

Between 1996 and 2003 he worked at the Russian Federal Ministry of Emergency Situations' National Scientific Research Institute, and subsequently at the Ministry of Justice's Russian Academy of Law.

Since 1996, on completing post-graduate studies at the Russian Presidential Civil Services Academy's Faculty of Sociology, he has been professionally active in the field of political and management consulting, and has headed the Directorate of Regional Development Programs for the weekly sociological and political newspaper "Obschaya Gazeta". He has also, at various times, worked as advisor to the Deputy Chief Editor of the newspaper "Izvestia", and as advisor to the General Director of Public Relations at the ZAO Evrokhim company, which is part of the MDM Group.
In 2002 Mr. Karchaa founded the "Federatsia" political and social consulting agency.

In 2003 he became Deputy Governor of the Murmansk Region, an authorized representative of the Governor at the Murmansk Regional Duma, and a member of the Murmansk Regional Government.

From April 2004 until recently, Mr. Karchaa, while remaining a member of the Regional Government, has been in charge of Murmansk Regional Government's delegation to the Russian Federal Government.

Renat Karchaa is a Candidate of Social Sciences, and has written over thirty academic papers in the fields of political science, sociology of management and sociology of law.

He is married, with two children.

STATEMENT OF MATERIAL FACT:
INFORMATION ON THE DATES WHEN THE ISSUER HAS TO FULFILL ITS OBLIGATIONS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to release information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Supplement to Information bulletin of the Federal Financial Markets Service"*

1.9. Code(s) of the significant fact (s)	*0940155F14122005*

2. Subject matter of the information
2.1. Type, category, series and other identifying characteristics of registered securities: ***ordinary non-documentary registered shares;***
2.2. State registration number of the issue (additional issue) of securities, date of the state registration: ***State Registration No. of the issue 1-04-40155-F dtd 10.01.2001*** ***State Registration No. of the issue 1-05-40155-F dtd 23.05.2001***
2.3. The content of the issuer's obligation, and with regard to a monitory liability or any other liability which can be expressed in the monitory form, - also the amount of such liability: ***Buy-back by MMC Norilsk Nickel of its shares, as requested by the shareholders who did not participate in the voting or voted against the reorganization of MMC Norilsk Nickel at the Extraordinary Shareholders' Meeting on September 30, 2005. As of 14.12.2005, the shareholders owning altogether 10 799 433 ordinary registered shares of MMC Norilsk Nickel have signed Stock Purchase/Sale Agreements for the total sum of RUR 20 032 948 215. Purchase price is RUR 1 855 per share. Buy-back ratio is 1.0, as the total number of shares indicated in the shareholders' requests did not exceed the number of shares that the Company could purchase.***
2.4. Maturity date for the fulfillment of the issuer's obligation or, if this obligation is to be executed by the issuer within the fixed term (period of time) – the closing date of this term (period of time): ***The final date for the buy-back of shares – December 14, 2005.***
2.5. The fact of fulfillment or non-fulfillment (default) of the issuer's obligation: ***As of 14.12.2005, the sum of RUR 20 027 913 745 was paid to the shareholders who had requested the Company to buy-back their shares, and signed Stock Purchase/Sale Agreements. Remaining amount of RUR 5 034 470 shall be transferred to shareholders within 10 days after the date of Stock Purchase/Sale Agreement, as provided for by such Agreement.***

Morozov D.S.,

Representative of MMC Norilsk Nickel
(Power of Attorney № GMK-51/22d dated 31.12.2004)

December 14, 2005

NORILSK NICKEL

13.12.2005

MMC Norilsk Nickel confirms its adherence to international standards of quality control and environment management

MMC Norilsk Nickel has undergone a certification audit of its integrated system of quality control and environment management (ISQCEM) in accordance with ISO standards 9001:2000 and 14001:2004. The audit was conducted by one of the leading international certification bodies, BVQI (Holding) SA.

The audit brought to light many very positive aspects of the ISQCEM, in particular the following: the importance of the policies and aims with regard to quality control and environment management; the competence of managers and personnel with regard to the carrying out of the ISQCEM; the depth and scope of ISQCEM analysis on the part of senior management; the monitoring of compliance with legal and other demands relating to ecological concerns; the openness and provision of information to the public in the event of environmental concerns being identified; the efficiency of the system for the training and development of personnel.

As a result of the ISQCEM audit, MMC Norilsk Nickel has been recommended for certification in accordance with ISO 9001:2000 and ISO 14001:2004 in the area of "Production and Project Management, the Sale and Supplying of Products (nickel, copper, cobalt, precious metals, sulfur, selenium and tellurium)".

As Jokves Rozenberg, MMC Norilsk Nickel's Deputy General Director and the senior management's representative with regard to ISQCEM says – "The excellent results achieved are, without doubt, of great credit to the company's workforce as a whole. The outcome of the audit indicates the directions for the further refining and development of the system that the company will need to address in further consolidating its activities. This international certification of compliance is not a prize, and nor is it an award, it represents the additional responsibilities we have taken on with respect to the world as a whole. An efficiently working management system is an essential instrument, and one that enables us to reliably guarantee the satisfaction of the company's customers demands with regard to our products, as well as enabling us to successfully carry out the company's plans in the area of environmental security."

NORILSK NICKEL

09.12.2005

Unique ice-class tanker commissioned by MMC Norilsk Nickel is launched

The ceremonial launching and naming of the first ice-class container ship took place today at the wharves of the Finnish shipbuilders Aker Finnyards. During the christening ceremony, the ship was named the "Norilsk Nickel".

The vessel, equipped with diesel and electric - powered propulsion machinery, was built for MMC Norilsk Nickel (henceforth referred to as "the Company") with the aim of enabling the Company to ensure the functioning of its transport connections, and is unique in its design. Equipped with a special propulsion system patented by the Finnish company, the arctic diesel-electric ship is capable of moving stern first in conditions of heavy ice. The ship is designed to sail most of the year round without the need for assistance from icebreakers and to guarantee the transportation of the Company's cargoes along the Northern Sea Route for many years to come. The vessel will be delivered to the Company in February 2006. During March, the diesel-electric ship "Norilsk Nickel", with deadweight of 14500 tonnes, will undergo ice trials in real conditions of winter navigation at a time when the ice cover in the western sector of the Arctic is at its most dense.

"The Norilsk Nickel Company is refining its transport logistics in order to ensure the punctual and economical delivery of its cargoes. The company's strategy calls for the construction of its own modern fleet of vessels that is capable of undertaking the long - distance transportation of loads in the arctic region without the need for external backup. If this ship's ice trials are successful, MMC Norilsk Nickel plans to continue working with the Aker Finnyards shipbuilding company", announced Dmitry Cheskis, the Deputy General Director of MMC Norilsk Nickel.

In accordance with the company's transportation strategy, it intends to have up to five such vessels built by the middle of 2008. The cost of one arctic- going diesel-electric ship comes to around seventy million euros.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of significant facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Supplement to the Information bulletin of the Federal Financial Markets Service", this information is not released through the printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the information
Full name of the profit organization the Issuer's interest share in the authorized capital of which has changed: ***Open Joint Stock Company «Krasnoyarskenergosbyt»;***
Location of the profit organization, the Issuer's interest share in the authorized capital of which has changed: ***Ul. Dubrovinskogo 43, Krasnoyarsk, Russian Federation, 660049;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change in interest: ***0 %;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change in interest: ***25,47%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***25,26%.***
Date of change of the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 25, 2005.***

MMC Norilsk Nickel Representative ***Usanov D.A.***
(power of attorney № ГМК-51/135Д-1 of 11.03.2005)

November 25, 2005

QUARTERLY REPORT

OF REGULAR SECURITIES ISSUER

of "Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Issuer Code: 40155-F

Quarter III, 2005

Issuer location: Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka

Information contained in this Quarterly Report is subject to disclosure under securities law of the Russian Federation

Director General, OAO "GMK "Norilsk Nickel"	______________	M.D. Prokhorov
Date ______________, 2005	(signature)	
Chief Accountant, OAO "GMK "Norilsk Nickel"	______________	L.V. Lisitsyna
Date ______________, 2005	(signature)	
		Seal

Contact: *Raichenko Marina Alexeevna*
Manager, Equity Department
Tel.: *(095) 797 82 44* Fax: *(095) 785 58 08*
E-mail: *gmk@nornik.ru*

Internet site where information contained in this Quarterly Report may be found
http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c—7ffe

Introduction

a) Issuer's full corporate name:
"Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"

Abbreviated name:
OAO "GMK "NORILSK NICKEL"

b) Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka***

c) Tel: *(3919) 42 80 01, (095) 787 76 67*
Fax: *(3919) 42 89 45, (095) 785 58 08*

E-mail: *gmk@nornik.ru*

d) Internet site where full text of the Issuer's Quarterly Report may be found: http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c—7ffe

e) Basic information on outstanding securities of the Issuer:
type, category: ***registered ordinary share***
number of issued shares: ***213,905,884***
par value per share: ***1 Ruble***

"This Quarterly Report presents estimates and projections of the Issuer management relating to future events and/or actions, development prospects for the industry in which the Issuer is engaged and the Issuer's results including plans, probability of certain events and actions. Investors shall not fully rely on the Issuer management estimates and projections as actual future results of the Issuer operations may for many reasons differ from those predicted. Investments in the Issuer's securities are subject to risks described in this Quarterly Report".

I. Brief Details of Members of the Issuer Management, Bank Accounts, Auditor, Appraiser and Financial Advisers and Other Signatories of this Quarterly Report

1.1. Members of the Issuer management

Members of the Board of Directors:

Full name	Year of birth
Bugrov Andrei Yevgenyevich	*1952*
Gui de Selier	*1952*
Dolgikh Vladimir Ivanovich	*1924*
Klishas Andrei Alexandrovich	*1972*
Morgan Ralph Tavacolian	*1968*
Prokhorov Mikhail Dmitrievich	*1965*
Salnikova Yekaterina Mikhailovna	*1957*
Ugolnikov Kirill Lvovich	*1961*
Heinz S. Schimmelbusch	*1944*

Single executive and members of the Issuer executive board:

Full name	Year of birth
Komarov Igor Anatolyevich	*1964*
Kotlyar Yuri Alexeevich	*1938*
Morgan Ralph Tavacolian	*1968*
Morozov Denis Stanislavovich	*1973*
Prokhorov Mikhail Dmitrievich	*1965*
Rosenberg Zhokves Iosifovich	*1943*
Sprogis Viktor Yevgenyevich	*1961*
Finski Maksim Valeryevich	*1966*
Cheskis Dmitri Semyonovich	*1954*

Prokhorov Mikhail Dmitrievich — Director General

1.2. Details of the Issuer's bank accounts

Bank's full and abbreviated name: ***ING Bank (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO***
Location: ***127473, Moscow, Krasnoproletarskaya Street 36***;
INN 7712014310;
BIK 044525222;
correspondent account 30101810500000000222 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUR 40702810900001001515
current USD account 40702840200001001515
current EUR account 40702978800001001515

Bank's full and abbreviated name: ***"Rosbank" Joint Stock Commercial Bank Open Joint Stock Company, ACB "ROSBANK" (OAO)***
Location: ***107078, Moscow, M. Poryvaevoi Street 11;***
INN 7730060164;
BIK 044525256;
correspondent account 30101810000000000256 with OPERU, Moscow Head Office, Central Bank of the Russian Federation

Account type and number:
settlement account RUR 40702810500000014636
current USD account 40702840800000014636
current EUR account 40702978400000014636

Bank's full and abbreviated name: ***Bank for Foreign Trade (open joint stock company), OAO Vneshtorgbank***
Location: ***103031, Moscow, Kuznetski Most Street 16;***
INN 7702070139;
BIK 044525187
correspondent account 30101810700000000187 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
current USD account 40702840700060000354
current EUR account 40702978500060000248

Bank's full and abbreviated name: ***Tverskoye Branch No. 7982, Russian Savings Bank; Tverskoye Branch No. 7982, Russian Savings Bank***
Location: ***117997, Moscow, Vavilov Street 19;***
INN 7707083893;
BIK 044525225;
correspondent account 30101810400000000225 with OPERU, Moscow GTU, Bank of Russia

Account type and number:
settlement account RUR 40702810038040105497
current USD account 40702840338040105497

1.3. Details of the Issuer auditor(s)

Full and abbreviated business names:
"Rosexpertiza" Limited Company
OOO "Rosexpertiza"

Location (actual address): ***127055, Moscow, Tikhvinski Lane 7, Bldg. 3***

Telephone and fax numbers: tel. *(095) 721 38 83; fax (095) 972 65 00*

E-mail: *rosexp@online.ru*

Number, date of issue, validity period and issuer of auditor license: ***Auditor License No. E 000977 of June 25, 2003 issued by the Ministry of Finance of the Russian Federation for a term of 5 years***

Fiscal years for which the Issuer's accounts and financial statements were audited by independent auditor: ***OOO "Rosexpertiza" audited the 1997-2004 accounts of OAO "GMK "Norilsk Nickel".***

Factors which may affect the auditor's independence from the Issuer and steps taken by the Issuer and the auditor to mitigate such factors:
OAO "GMK :Norilsk Nickel" in not aware of any factors which may affect the auditor's independence.
As of the date hereof OOO "Rosexpertiza" (officers thereof) has no interest in the Issuer's authorized capital nor any facts have been discovered of borrowing by the auditor (officers thereof) from OAO "GMK "Norilsk Nickel", involvement in promotion or joint venture, kinship between the auditor's and the Issuer's officers or other factors which might affect the auditor's independence from the Issuer.
No officer of OAO "GMK "Norilsk Nickel" is an officer of OOO "Rosexpertiza".
To maintain its independence OOO "Rosexpertiza" acts under provisions of Article 12 of Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001 and Article 5 of the Code of Auditor Professional Ethics" approved by the Russian Audit Chamber on December 4, 1996.

Procedure of auditor appointment:
The Board of Directors of OAO "GMK "Norilsk Nickel" considers auditor bids and nominates the auditor to be approved by the annual General Shareholders Meeting.
Pursuant to applicable law and paragraph 5.19.9 of the Articles of Association of OAO :GMK "Norilsk Nickel" the nominated auditor is approved by the annual General Shareholders Meeting.

Audits performed by the auditor under special auditor assignments.
OOO "Rosexpertiza" did not perform audits under special auditor assignments.

The auditor remuneration and information on deferred and past due payments for the auditor services.
OOO "Rosexpertiza" files with the Board of Directors a commercial proposal describing the audit procedure in all material aspects, estimated man-hours required for auditing account of OAO "GMK "Norilsk Nickel" and estimated travelling expenses and containing a draft auditor contract. When necessary, OOO "Rosexpertiza" is requested to provide additional estimates and explanations. Based on available information the Board of Directors of OAO "GMK "Norilsk Nickel" approved remuneration of OOO "Rosexpertiza"/
There are no deferred and past due payments for services provided by OOO "Rosexpertiza".

Accounts of OAO "GMK "Norilsk Nickel" are subject to compulsory audit under Federal Law No. 119-FZ "On Public Accounting" of August 7, 2001.

1.4. Details of the Issuer appraiser

To determine the issue price of ordinary shares of the fifth issue OAO "GMK "Norilsk Nickel" invited an independent appraiser:
full and abbreviated business names: ***"Rosexpertiza" Limited Company; OOO "Rosexpertiza"***

Location: ***Russian Federation, Moscow***

Telephone and fax numbers: tel. *(095) 721 38 83; fax (095) 972 65 00*

E-mail: *rosexp@online.ru*

Number, date of issue, validity period and issuer of appraiser license: ***Appraiser License No. 000090 of July 26, 2000 issued by Moscow Licensing Chamber for a term of 3 years***

Information on services provided by the appraiser: ***valuation of registered ordinary book-entry shares of «Norilsk Mining Company» Open Joint Stock Company (former name of OAO "GMK "Norilsk Nickel") to be additionally issued through private offering.***

No revaluation of fixed assets of OAO "GMK "Norilsk Nickel" was performed nor any appraisers were invited to revaluate fixed assets.

1.5. Details of the Issuer advisers

The Issuer did not invited any financial advisers in connection with securities issues.

1.6. Details of other signatories of this Quarterly Report

N/a.

II. Basic Information on the Issuer Financial and Business Standing

2.1. Financial and Business Results

Financial ratios

Item No.	Ratio	As of March 31, 2005	As of June 30, 2005	As of September 30, 2005
1	Net assets, thou Rubles	213,793,242	223,366,975	232,315,089
2	Debt-to-equity ratio, %	52.10	46.92	41.31
3	Short-term debt-to-equity ratio, %	43.81	38.69	33.38
5	Past due accounts payable, %	1.45	1.53	0.94

Item No.	Ratio	Quarter I 2005	Quarter II 2005	Quarter III 2005
1	Debt service coverage, %	32.02	9.33	12.66
2	Accounts receivable turnover	1.17	1.07	1.09
3	Productivity, thou Rubles/employee	711	783	760
4	Depreciation-to-revenue ratio, %	3.52	3.75	4.33

Item No.	Ratio	2004
1	Dividend-to-profit ratio, %	28.34

As of September 30, 2005 the growth of net assets showed 4% times of that recorded on June 30, 2005 and 5.08% times of that recorded at the year beginning. The growth of net assets is mainly affected by annual increase in retained profit.

The debt-to-equity ratio and the short-term debt-to-equity and reserve ratio demonstrate a gradual reduction of the Issuer's external borrowing. Over 9 months of 2005 short-term loans in the loan portfolio were replaced by long-term loans accompanied by the reduction of total borrowed funds. The Company's ratio of debt to equity and reserve per unit reduced from 46.92% as of the end of the first 6 months to 41.31% while short-term debt-to-equity ratio reduced 1.16 times — from 38.69% as of the end of the first 6 months to 33.38%.

Past due accounts payable reduced to 0.94% against 1.53% recorded at the end of the first 6 months, basically through settlement of accounts payable to counterparties. The low value of the ratio shows a strict financial discipline maintained by the Company.

The growth of debt service coverage ratio from 9.23% as of the end of Quarter II 2005 to 12.66% is explained by growing net profit and reducing liabilities subject to fulfillment in the quarter under review.

The insignificant reduction of the accounts receivable share in sales revenue and the outpacing by accounts receivable reduction of sales revenue reduction enabled a minor acceleration of accounts receivable turnover over 9 months of 2005.

The productivity reduction to 760 thou Ruble/employee stemmed from unfavourable prices on the world nickel market resulting in reduced revenue.

The Company's ratios over the 9 months period show a positive trend and a sufficiently high paying capacity, low credit risks and financial stability of the Company.

2.2. Market Capitalization

Securities	Period	Price per share, USD	Closing number of outstanding shares	Market capitalization, USD
OAO «RAO «Norilsk Nickel»	*2000*			
Ordinary shares		*7.81*	*176,655,827*	*1,379,682,009*
Preference shares		*7.43*	*12,344,047*	*91,716,269*
Total:				*1,471,398,278*
Ordinary shares of OAO "GMK "Norilsk Nickel"	*2001*	*16.55706*	*252,667,409*	*4,183,429,451*
Ordinary shares of OAO "GMK "Norilsk Nickel"	*2002*	*19.96424*	*213,905,884*	*4,270,468,406*
Ordinary shares of OAO "GMK "Norilsk Nickel"	*2003*	*63.17500*	*213,905,884*	*13,513,504,222*
Ordinary shares of OAO "GMK "Norilsk Nickel"	*2004*	*55.70455*	*213,905,884*	*11,915,531,011*
Ordinary shares of OAO "GMK "Norilsk Nickel"	*Quarter III 2005*	*70.77901*	*213,905,884*	*15,140,046,703*

- *In the course of restructuring of the «Norilsk Nickel» group initiated in 2000 RAO «Norilsk Nickel» as capitalization centre was replaced by GMK "Norilsk Nickel" through the issue to shareholders of RAO «Norilsk Nickel» of shares in GMK "Norilsk Nickel" payable by shares of RAO «Norilsk Nickel». Consequently in 2002 shares of GMK "Norilsk Nickel" were admitted to listing on securities market whereas shares of RAO «Norilsk Nickel» were delisted. The table above contains comparative data for shares of RAO «Norilsk Nickel» for the period before 2000 and shares of GMK "Norilsk Nickel" from 2001 on.*

The weighted average price per share was determined by the RTS according to the Regulations for Information Disclosure by Regular Securities Issuers.

2.3. Liabilities of the Issuer

2.3.1. Accounts payable

The definition of «accounts payable» includes all long-term and current liabilities of the Issuer — the sum of items 510 "Borrowed funds and loans (long-term)", 515 "Deferred tax liabilities", 610 "Borrowed funds and loans (short-term)", 620 "Accounts payable" and 630 "Liabilities to members (founders)" of balance sheet.

Total accounts payable and total past due accounts payable

Item No.	Item	As of September 30, 2005
1	Total accounts payable, thou Rubles	95,980,860
2	Total past due accounts payable, thou Rubles	904,441

Accounts payable breakdown by maturity

Item No.	Liability	Maturity	
		Less than one year	More than one year
1	Accounts payable to suppliers and contractors, thou Rubles	4,481,117	-
2	including past due, thou Rubles	718,561	X
3	Accounts payable under payroll, thou Rubles	1,132,804	-
4	including past due, thou Rubles	-	X
5	Accounts payable to budget and extrabudgetary funds, thou Rubles	919,929	-
6	including past due, thou Rubles	-	X
7	Credits, thou Rubles	6,532,201	-
8	including past due, thou Rubles	-	X
9	Loans, thou Rubles	46,020,319	14,207,004
10	including past due, thou Rubles	-	X
11	Including bond issues, thou Rubles	-	-
12	including past due, thou Rubles	-	X
13	Other accounts payable, thou Rubles	18,452,714	4,234,772
14	including past due, thou Rubles	185,880	X
15	Total, thou Rubles	77,539,084	18,441,776
16	including past due, thou Rubles	904,441	X

Creditor accounting for at least 10 per cent of total accounts payable:

full name: ***A.P. Zavenyagin Norilsk Mining and Metallurgical Integrated Works Open Joint Stock Company;***
abbreviated name: ***OAO «Norilsk Integrated Works»;***
location: ***Russian Federation, Krasnoyarsk Territory, Norilsk***

Item	As of September 30, 2005
Total accounts payable to OAO «Norilsk Integrated Works», thou Rubles	29,950,589
Total past due accounts payable to OAO «Norilsk Integrated Works», thou Rubles	96,819

OAO «Norilsk Integrated Works» is an affiliate of the Issuer:
contribution of the Issuer to the affiliate's authorized capital — 0%;
ordinary shares of the affiliate held by the Issuer – 0%;
contribution of the affiliate to the Issuer's authorized capital — 0%;
ordinary shares of the Issuer held by the affiliate — 0%.

full and abbreviated name: ***NN METAL HOLDINGS SA;***
location: ***14a, rue des Bains L-1212, Luxemburg***

Item	As of September 30, 2005
Total accounts payable to *NN METAL HOLDINGS SA*, thou Rubles	*17,171,356*
Total past due accounts payable to *NN METAL HOLDINGS SA*, thou Rubles	-

NN METAL HOLDINGS SA is an affiliate of the Issuer:
contribution of the Issuer to the affiliate's authorized capital — 0%;
ordinary shares of the affiliate held by the Issuer – 0%;
contribution of the affiliate to the Issuer's authorized capital — 0%;
ordinary shares of the Issuer held by the affiliate — 0%.

full and abbreviated name: ***NORILSK NICKEL FINANCE LUXEMBOURG S.A.;***
location: ***14a, rue des Bains L-1212, Luxemburg***

Item	As of September 30, 2005
Total accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, thou Rubles	***14,203,863***
Total past due accounts payable to *NORILSK NICKEL FINANCE LUXEMBOURG S.A.*, thou Rubles	-

NORILSK NICKEL FINANCE LUXEMBOURG S.A. is an affiliate of the Issuer:
contribution of the Issuer to the affiliate's authorized capital — 0%;
ordinary shares of the affiliate held by the Issuer – 0%;
contribution of the affiliate to the Issuer's authorized capital — 0%;
ordinary shares of the Issuer held by the affiliate — 0%.

2.3.2. Issuer's credit history

Liabilities under loan agreements under which the Issuer act(ed) as borrower and the principal accounts(ed) for 5 or more per cent of net assets over the last 5 fiscal years:

Liability	Lender's name	Principal, USD	Loan term/repayment date	Arrears in principal and/or interest, days in arrears
Loan	***Citibabank N.A., London***	***800,000,000***	***September 30, 2004***	***The loan was repaid according to the schedule.***

2.3.3. Liabilities of the Issuer under security provided to third parties

As of September 30, 2005 total liabilities of the Issuer under provided security and total third party liabilities secured by the Issuer (by collateral or guarantee) showed 23,659.18 mln Rubles.

During the last 5 fiscal years and the period under review no such liabilities accounting for at least 5% of balance sheet assets have been assumed.

2.3.4. Other liabilities of the Issuer

The Issuer has no other liabilities.

2.4. Purpose of the Issue and Application of Issue Proceeds

Third issue securities.
Securities were issued by private offer.
Shares were paid both in cash and in shares of RAO "Norilsk Nickel".
Shares of RAO "Norilsk Nickel" were recorded on balance sheet of OAO «Norilsk Mining Company» (former name of OAO "GMK "Norilsk Nickel").

Fifth issue securities.
Securities were issued within the framework of restructuring "Norilsk Nickel" Company. RAO «Norilsk Nickel» as capitalization centre was replaced by GMK "Norilsk Nickel" through the additional issue to shareholders of RAO «Norilsk Nickel» of shares in GMK "Norilsk Nickel" payable by shares of RAO «Norilsk Nickel».

No ordinary shares of the issue were payable in cash. Ordinary and preference shares of RAO «Norilsk Nickel» were recorded on balance sheet of OAO "GMK "Norilsk Nickel".

2.5. Risks Affecting Investments in Issued Regular Securities

Risk factors described below may affect business operations of GMK "Norilsk Nickel". Such risks may materially affect the Company's operations, sales, profit, assets, liquidity and capital resources and should be considered in conjunction with any estimates and projections presented herein. Furthermore, certain risks presently deemed immaterial may become material.

2.5.1. Industry risks

OAO "GMK "Norilsk Nickel" is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers.

The prices of metals produced by OAO "GMK "Norilsk Nickel" and the world demand substantially depend on the world economy growth. The Company's financial standing is directly affected by the world prices of such metals.

The Company is also subject to the risk of metal price fluctuations as most of sales proceeds are received under long-term contracts for physical delivery of fixed metal quantities at priced tied to delivery periods.

Risks of possible changes in prices of raw materials purchased by the Company are minimum as the Company employs its own sources of raw materials, the share of purchased raw materials being insignificant. Additionally, long-terms contract for delivery of such raw materials exist.

The Company also runs a minimum risk of changes in prices of contractor services in non-ferrous and precious metal concentrate processing, making of finished products with enhanced consumer's effect of processed metal, transportation and insurance of concentrate and finished metal as:

— *such services are performed under long-term contracts at fixed prices providing for required profitability;*

— *alternative contractors may be engaged.*

2.5.2. Country and region risks

Business operations of any company including OAO "GMK "Norilsk Nickel" are subject to a number of political and economic risks. Typical features of today's Russian economy are currency control, low liquidity on capital markets and continuing inflation.

Stability and further development of Russia's economy are strongly dependent on the efficiency of the economic policy implemented by the Government.

Additionally, certain risks are beyond control of the Company management. Business operations of OAO "GMK "Norilsk Nickel" might be affected by severe weather conditions of the Far North and any circumstances of Force Majeure. Delivery of materials and products might be suspended by adverse weather. Major power supply failures, accidents at mines, concentrating mills and metallurgical works might have an adverse effect on the Company operations.

Within it range of influence the Company continuously focuses on the limitation of possible effects of such adverse changes. To this end efforts are made to establish long-term relations with regional authorities aimed at the efficient and broad-gauge economic development; all-round development of social partnership taking into account ideas of the Company employees; accumulation and maintenance of

sufficient material and technical resources in hard-to-reach areas; minimization of damage caused by stream-ice and floods.

2.5.3. Financial risks

The bulk of the Company's sales are denominated in US Dollars whereas most of its expenses are paid in Russian Rubles. Therefore, the Rubles-to-Dollar rate increase might adversely affect the Company's financial results.

Liquidity risk might result from the Company's incapacity to pay its liabilities when due. OAO "GMK "Norilsk Nickel" exercises strict liquidity control. The Company has in place detailed budgeting and cash flow projection procedures to make sure it has available cash required for prompt liability repayment.

The risk of interest rate changes results from interest rate fluctuations which may adversely affect the Company's financial results. OAO "GMK "Norilsk Nickel" from time to time uses interest rate swaps to manage interest risk.

Credit risk results from the possibility of a counterparty's failure to promptly meet its liabilities to the Company giving rise to financial losses. OAO "GMK "Norilsk Nickel" minimizes credit risk through distribution among a larger number of counterparties. The Company's customers include international companies which are only shipped products upon fulfillment of any shipment limit approval procedures. In this way the Company manages to avoid credit risk concentration.

Inflation does not have a strong influence on distributions on the Company securities.

2.5.4. Legal risks

The bulk of the Company's sales are denominated in US Dollars. Therefore, any amendments in exchange regulations might affect the Issuer's financial results.

Presently investments in the Company's regular securities are not subject to risks connected with tax law of the Russian Federation.

No risks resulting from the change of licensing requirements to the Issuer's core operations or licensing the right to exploit limited resources (including natural resources) can presently be identified.

No risks can presently be traced of changes in judicial practice on matters relating to the Issuer operations (including licensing) which might adversely affect its business results and the outcome of pending proceedings of which the Issuer is a party.

2.5.5. Business risks

No risks arising from pending proceedings of which the Issuer is a party can presently be identified.

Nor are there currently any risks of non-extension of licenses for any of the Issuer's operations or exploitation of limited resources (including natural resources).

Total liability of the Issuer under third party commitments including those of subsidiaries cannot significantly affect the Issuer operations.

The Company has no customers accounting for at least 10 per cent of total sales revenue. The Company is not economically dependent on a limited number of customers since all products manufactured by OAO "GMK "Norilsk Nickel" may be sold on commodity markets.

III. Detailed Issuer Information

3.1. Executive Summary

3.1.1. Full corporate name

Open Joint Stock Company «Mining and Metallurgical Company «Norilsk Nickel»

Abbreviated name:
OAO "GMK " NORILSK NICKEL "

Trademark (service mark) certificate No. 256620 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Trademark (service mark) certificate No. 256621 registered with the State Register of Trademarks and Service Marks of the Russian Federation on October 6, 2003. Valid to August 8, 2012.

Current name assumed: ***on resolution of the extraordinary Shareholders Meeting of «Norilsk Mining Company» Open Joint Stock Company of February 21, 2001***

Information on changes in the Issuer's name and form of incorporation:
«Norilsk Mining Company» Open Joint Stock Company
OAO «NGK» or OAO «Norilsk Mining Company»
Assumed on: ***June 27, 1997***

3.1.2. Details of the Issuer state registration

Number of the certificate of incorporation — **07**
Date of incorporation — **July 4, 1997**
Registrar's name: ***Administration of Taimyr Autonomous Area***

Principal legal entity registration number: ***1028400000298***
Date of registration: ***September 2, 2002***
Registrar's name: ***Interdistrict Branch No. 2 of the Ministry of Taxes and Charges of the Russian Federation in Taimyr (Dolgano-Nenets) Autonomous Area***

3.1.3. Executive summary

«Norilsk Mining Company» Open Joint Stock Company was founded in 1997 through reorganization of A.P. Zavenyagin Norilsk Mining and Metallurgical Integrated Works Open Joint Stock Company, member of OAO «RAO «Norilsk Nickel».

In 2001 on resolution of the general shareholders meeting the Company's name was changed to become Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" (OAO GMK "Norilsk Nickel").

In 2000 to improve efficiency of the Company's operations and investor appeal restructuring of the "Norilsk Nickel" group was commenced intended to:

— *provide investors with direct access to the capital of the company being the owner of marketed products and the main profit centre of the Group;*

— *considerably improve transparency of the Group's corporate structure for shareholders;*

— *improve economic efficiency of dividend distribution;*

— *integrate foreign distribution channels into the corporate structure;*

— *improve management efficiency.*

OAO «RAO «Norilsk Nickel» as capitalization centre was replaced by GMK "Norilsk Nickel" through the issue to shareholders of RAO «Norilsk Nickel» of shares in GMK "Norilsk Nickel" payable by shares of RAO «Norilsk Nickel».

Thereafter OAO «GMK «Norilsk Nickel» became a holder of 96.9% in the authorized capital of OAO «RAO «Norilsk Nickel».

On September 30, 2005 the extraordinary General Shareholders Meeting of OAO "GMK "Norilsk Nickel" resolved to establish "Polyus Gold" Open Joint Stock Company through split-off from OAO "GMK "Norilsk Nickel".

Open Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel" and its subsidiaries (hereinafter referred to as GMK «Norilsk Nickel», the «Group» or the «Company») is the world leading producer of palladium and nickel, a major producer of platinum and one of the world 10 major copper producers. In addition to the five principal non-ferrous products — nickel and copper, platinum metals (PMs), i.e. platinum and palladium, and gold the Company also has such by-products as cobalt, rhodium, silver, iridium and ruthenium.

Mission — the Company's primary objective:
increasing shareholders value

Strategy — means of attaining the objective:

— *continuous efficient development of the existing production facilities; reducing costs and expenses of principal process stages;*

— *development of the Company's power supply system and enhancing transportation safety;*

— *focusing sales and marketing departments on efficient distribution, promotion and marketing;*

— *improvement of financial management, implementation of state-of-the-art information technology to improve operating efficiency and managerial decisions;*

— *aligning corporate governance and investor relations with international standards;*

— *identifying and seizing strategic opportunities relating to non-ferrous, precious and other metals in which the Group has strategic interests or competitive advantages;*

— *disposing of non-strategic assets.*

3.1.4. Contact information

Issuer location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka***
E-mail: ***gmk@nornik.ru***

Internet site where information on the Issuer and issued securities is available: *http://www.nornik.ru*

Special shareholder and investor service: ***Investor Division***

Location: ***Moscow, Tverskoi Boulevard 13***

Telephone and fax numbers: ***tel. (095) 797 82 44; fax (095) 755 67 38***

E-mail: ***usanovda@nornik.ru***

Internet site: ***http://www.nornik.ru***

3.1.5. Taxpayer identifier

INN: 8401005730

3.1.6. Branches and representative offices of the Issuer

Remained unchanged during the period under review.

3.2. Core Operations of the Issuer

3.2.1. Industry classification of the Issuer

OKVED codes:

27.45 — Other non-ferrous metal fabrication
27.44 — Copper production
13.20 — Non-ferrous metal mining except uranium and thorium ore
10.10 — Coal mining, cleaning and agglomeration
14.11 — Quarrying for construction
14.12 — Limestone, gypsum rock and chalk stone quarrying
14.21 — Working of gravel and sand pits
14.50 — Mining operations not covered by other categories
20.10 — Wood sawing and planing; wood impregnation
20.30 — Manufacture of timber building structures including prefabricated structures and millwork

20.40 — Wood tare production
20.51 — Other woodwork
22.13 — Publishing of magazines and periodicals
24.13 — Manufacture of other non-organic chemical agents
24.41 — Pharmaceutical production
24.42 — Production of pharmaceutical forms and materials
24.61 — Explosive production
26.14 — Fiberglass making
26.26 — Refractory fabrication
26.30 — Ceramic tile and slab production
26.51 — Cement making
26.52 — Lime making
26.61 — Structural concrete products manufacture
26.62 — Plaster products manufacture
26.63 — Ready-mixed concrete making
26.64 — Dry concrete mix making
26.66 — Manufacture of other concrete, plaster and cement products
26.82 — Manufacture of other non-metallic mineral commodities not covered by other categories
27.31 — Production of cold-drawn rods and sections
27.32 — Production of cold-rolled narrow and other strips
27.33 — Production of formed steel sections
27.34 — Steel wire making
27.35 — Manufacture of iron powders, other metal products of rolled steel not covered by other categories
27.41 — Precious metal fabrication
27.54 — Fabrication of other non-ferrous castings
28.11 — Structural metal fabrication
28.12 — Structural hardware fabrication
28.30.9 — Providing services in installation, repair and maintenance of central heating steam boilers
28.51 — Non-ferrous metal working and metal coating
28.52 — Metal working involving primary machine building process technologies
28.74 — Manufacture of fasteners, chains and springs
29.12 — Production of pumps, compressors and hydraulic systems
29.13 — Production of pipeline fittings
29.14 — Production of bearings, gear transmissions, mechanical transmission and drive components
29.21 — Manufacture of furnaces and burners
29.22 — Hoisting-and-conveying equipment manufacturing
31.20 — Manufacture of electric control gear
33.20 — Instrumentation manufacturing
33.30 — Installation of process control equipment
37.10 — Metal waste and scrap processing
37.20 — Non-metal waste and scrap processing
40.10 — Electric power generation, transmission and distribution
40.30 — Steam and hot water (thermal power) generation, transmission and distribution
41.00 — Water collection, treatment and distribution

45.11 — Dismantling and demolition of buildings, excavation
45.12 — Exploration drilling
45.21 — Engineering works
45.22 — Paving, construction of buildings and structures
45.23 — Road, airfield and sports facilities construction
45.24 — Harbor engineering
45.25 — Other construction operations
45.31 — Electrical installations
45.32 — Insulating works
45.33 — Plumbing works
45.34 — Installation of other technical equipment
45.41 — Plaster works
45.42 — Woodwork and carpentry
45.43 — Floor covering work and wall lining
45.44 — Painting and glazing
45.45 — Other finishing operations
50.20 — Vehicle maintenance
51.12 — Acting as fuel, ore, metal and chemicals wholesale dealers
51.47 — Wholesale trade in other non-food consumer goods
51.52 — Wholesale trade in metals and metallic ores
51.57 — Wholesale trade in waste and scrap
55.11 — Operation of hotels with restaurants
60.10 — Operation of railway transport
60.21.1 — Operation of scheduled passenger motor (bus) transport
60.24 — Freight motor transportation
60.30 — Pipeline transportation
61.10 — Overseas transport
61.20 — Inland water transport
63.11 — Cargo handling
63.12 — Warehousing
63.21 — Other supporting operations of land transport
63.22 — Other supporting operations of water transport
63.40 — Organization of cargo carriage
64.11.1 — Public mail services
64.20 — Telecommunications
65.12 — Other financial intermediation
70.20 — Demise
71.10 — Car rental
71.21 — Land transport and equipment lease
74.20 — Creation and use of databases and information resources
73.10 — Research and development in natural and engineering sciences
74.13 — Market analysis and public opinion research
74.14 — Business and management advisory services
74.15.2 — Management of holding companies
74.20 — Architectural engineering and design; survey operations and map-making; standardization and metrology; hydrometeorology and relating operations; technical problem solution not covered by other categories
74.30 — Engineering tests, research and certification
85.11.2 — Operation of sanatorium-and-spa institutions
85.14 — Other health protection activities

90.00 — Waste water discharge, waste disposal and other similar operations
93.04 — Operation of fitness facilities

3.2.2. Core business operations

OAO "GMK "Norilsk Nickel" is basically engaged in non-ferrous and precious metal fabrication.

The Issuer's core business yields over 95% of revenue.

Item	**Quarter III 2004**	**Quarter III 2005**
Total sales revenue, mln Rubles*	*45,136.0*	*40,635.5*
including core operations	*44,014.3*	*39,622.5*
Share of principal products in total sales revenue, %	*97.5*	*97.5*
Change of operating revenue, %		*-10.0*

* Less value added tax, excise and other similar statutory payments.

In Quarter III 2005 total operating revenue reduced by 10.% compared with Quarter III 2004, primarily driven by adverse fluctuations of the world nickel prices (which declined almost by 4%) and low Ruble/Dollar exchange rate. Additionally, sales revenue was affected by the reduced volume of nickel and copper sales (-14.7% and –12.6% respectively) which will be compensated in the next quarter.

OAO "GMK "Norilsk Nickel" performs its core operations only within the Russian Federation.

3.2.3. Primary products (works, services)

The information given below is not consolidated data of the "Norilsk Nickel" Group and only describes operations of its Polar Branch.

Primary products of OAO "GMK "Norilsk Nickel" are: nickel, copper, platinum and palladium.

Item	**Quarter III 2005**
Total sales revenue, mln Rubles*	**40,635.5**
including:	
Nickel sales	
Nickel sales revenue, mln Rubles	17,828.2
Share in total sales revenue, %	43.9
Copper sales	
Copper sales revenue, mln Rubles	6,995.4
Share in total sales revenue, %	17,2
Platinum sales	
Platinum sales revenue, mln Rubles	3,938.0
Share in total sales revenue, %	9.7

Palladium sales	
Palladium sales revenue, mln Rubles	3,550.2
Share in total sales revenue, %	8.7

*** Less value added tax, excise and other similar statutory payments.**

Cost structure

Item No.	Cost items	**Quarter III 2005**
1.	Raw materials and supplies, %	17.9
2.	Procured components, semiproducts, %	-
3.	Outsourced production services, %	21.1
4.	Fuel, %	2.7
5.	Power consumption, %	7.8
6.	Payroll, %	26.0
7.	Interest on loans, %	-
8.	Rent, %	0.5
9.	Social security, %	5.2
10.	Fixed assets depreciation, %	7.6
11.	Tax included in cost, %	2.7
12.	Other costs, %	8.5
	Intangible assets depreciation, %	-
	Suggestion system, %	-
	Compulsory insurance, %	4.1
	Entertainment costs, %	-
	Other, %	4.4
	Total cost of marketable output, %	100.0
	For reference: sales revenue to cost of sales ratio, %	233.5

The cost structure given above is presented as cost items of primary products accounting for 83-85% of the Company's total expenses.

The applicable cost structure prevents breakdown by particular products as the Company develops and processes multicomponent ore yielding many metal-containing after-products and recycles and has an expanded auxiliary production. Therefore there is a considerable internal business volume among the Company's divisions making it complicated to break down the costs by product type.

The most significant items of the cost structure described above are payroll (26.0%), service activities (21.1%) and the cost of raw materials and supplies (17.9%).

The cost structure given above is based on the Issuer accounts prepared in accordance with the Instructions for Completion of Form No. 5-z on Federal Government Statistical Monitoring and Accounting Policy.

3.2.4. Materials (supplies) and suppliers

The Company's sources of raw materials include sulfide copper-nickel ore deposits exploited by the Polar Branch of OAO "GMK "Norilsk Nickel". The share of purchased raw materials is insignificant. No raw materials are imported.

Over the period under review the price of purchased cobalt concentrate reduced by 50% against a similar past period because of the world cobalt price changes.

During the period under review the Company had no suppliers accounting for more than 10 per cent of total material supplies.

During the period under review 85.34% of materials and supplies was purchased on domestic market and 14.66% imported.

The forecast of availability of foreign material and supply sources is favourable; in case of any turn in the market alternative sources will be located offering the best price and quality terms.

3.2.5. Issuer market

Nickel market

Primary nickel producers — Russia, Canada, Japan, Australia, New Caledonia, Norway.

Major nickel consumers — Japan, USA, China, Germany.

In Quarter III 2005 the world market showed a declining demand by fabricators of stainless steel. During the quarter an insignificant recovery of the world commodity exchange reserves was recorded. The nickel price declined by the end of the quarter, the quarter's average price of London Metal Exchange (LME) being 14,567 USD per t against 16,398 USD per t in Quarter II 2005 (a 12.57% decline).

Key nickel markets — EU, Japan, USA, People's Republic of China, Taiwan, Korea.

Average annual prices over 5 year period

		2000	2001	2002	2003	2004	Source
Nickel	$/t	8,642	5,948	6,772	9,640	13,852	LME

Copper market

Primary refined copper producers — Chile, China, Japan, USA, Russia.

Major consumers — China, USA, Japan, Germany.

The growth of copper prices driven by demand by Asian countries (particularly China) and the USA, the shortage of copper concentrate and scrap and the

considerable depletion of the world copper reserves in Quarter II 2005 continued in Quarter III 2005.

The Quarter's average LME copper price (spot) was 3,759 USD per t compared with 3,394 USD per t in Quarter II 2005 (a 10.75% growth).

Key refined copper markets — Europe, EU, USA, China.

Average annual prices over 5 year period

		2000	2001	2002	2003	2004	Source
Copper	*$/t*	*1,812*	*1,578*	*1,560*	*1,780*	*2,868*	LME

PMs market

Primary PMs producers — South Africa, Russia, USA, Canada. The PMs market is basically influenced by South Africa and Russia.

Major consumers — USA, Japan, China, Western Europe.

In Quarter III 2005 the world market showed a decline in speculative demand for metal resulting in a minor price fluctuations during the period under review (the price dispersion not exceeding 5 USD/oz). The quarter's average palladium LME price was 186.73 USD per ounce against 191.60 USD per ounce in Quarter II 2005 (showing a decline of 2.61%).

The world speculative demand for platinum continued its growth in Quarter III 2005. The metal price showed a steady growth, its fluctuations depending generally on the rate of Dollar to other major currencies. The Quarter's average platinum price on London market increased to 896.18 USD per ounce from 870.62 USD per ounce in Quarter II 2005, i.e. by 2.94%.

Key markets — EU, USA, Japan.

Average annual prices over 5 year period

		2000	2001	2002	2003	2004	Source
Palladium	*$/toz*	*682*	*603*	*337*	*201*	*230*	LPPM
Platinum	*$/toz*	*540*	*529*	*544*	*691*	*846*	*LPPM*

The markets of OAO "GMK "Norilsk Nickel" may be adversely influenced by the world market changes (high volatility of exchange prices), implementation by competitors of major mining and metallurgical projects and development of new highly efficient technology. To prevent possible adverse influence of market fluctuations the Company performs continuous monitoring and review of the world market and competitor operations including the identification of the most advantageous markets, acquisition of new businesses and highly profitable deposits, expansion of long-term direct sales, entry in new consumption areas, cost reduction and manufacture of high value added products.

3.2.6. Licenses held by the Issuer

Licenses:

Number: *44 – EV – 000116 (M)*
Date of issue: ***November 9, 2004***
Valid to: ***November 9, 2009***
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)***

Number: ***SO-03-207-0523***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Operations of equipment employing radioactive agents***

Number: ***SO-03-205-0522***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Operation of facilities employing radioactive agents***

Number: ***SO-07-602-0525***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Radioactive waste handling during transportation and storage***

Number: *EH – 70 – 000157 (M)*
Date of issue: ***August 2, 2005***
Valid to: ***August 2, 2010***
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Operation of hazardous chemical facilities (hazardous facilities producing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")***

Number: *44 – EV – 000035 (MS)*
Date of issue: ***December 20, 2002***
Valid to: ***December 20, 2007***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***

Licensed operations: ***Operation of explosible facilities (hazardous facilities employing fuel gas; producing non-ferrous melt at plants with a charge load of at least 100 kg (powder metal, metal concentrate and silver fabrication)***

Number: ***A 013276 No. 14264***
Date of issue: ***March 9, 2000***
Valid to: ***March 9, 2010***
Issued by: ***Ministry of the Russian Federation for Communications and Information***
Licensed operations: ***Providing local and intrazonal telephone communication services***

Number: ***ASS-24-031147***
Date of issue: ***July 15, 2004***
Valid to: ***July 15, 2009***
Issued by: ***Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Areas***
Licensed operations: ***Carriage of more than 8 passenger by specially equipped motor vehicles***

Number: ***GSS-24-029617***
Date of issue: ***April 21, 2003***
Valid to: ***April 21, 2008***
Issued by: ***Motor Traffic Supervision Department for the Krasnoyarsk Territory, Taimyr (Dolgano-Nenets) and Evenki Autonomous Areas***
Licensed operations: ***Cargo carriage by motor vehicles carrying over 3.5 t including hazardous cargo***

Number: ***MosC 0101101204 L***
Date of issue: ***November 9, 2001***
Valid to: ***November 29, 2006***
Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***1:50000 and larger reference level gravimetric survey (based on approved category I-III gravity stations with*** $g_{surv} = 0$ ***mGal)***

Number: ***MosC 0101097103 L***
Date of issue: ***November 9, 2001***
Valid to: ***November 29, 2006***
Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***1:200000 (1:1000000) and smaller groundwater, engineering and geoecological survey***

Number: ***MosC 0101098107L***
Date of issue: ***November 9, 2001***
Valid to: ***November 29, 2006***
Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***1:200000 (1:1000000) and smaller multi-purpose geochemical mapping and all types of geochemical operations excluding oil and gas prospecting***

Number: ***MosC 0101099109 L***

Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***Preparation of 1:200000 (1:1000000) and smaller composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological and geophysical maps (except gravimetric maps of any scale) including digital and electronic models thereof***

Number: ***MosC 0101096101L***
Date of issue: *November 9, 2001*
Valid to: *November 29, 2006*
Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***1:1000000 (1:5000000) – 1:2000000 (1:1000000) geological survey (GS) including group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)***

Number: ***DUDT0100001102L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***1:500000 (1:25000) and larger geological survey (GS) including geological survey (GS),group geological survey (GGS), additional areal geological survey (AAGS) and depth geological mapping (DGM)***

Number: ***DUDT0100001108L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Multi-purpose geochemical mapping and any types of 1:50000 (1:25000) and larger geochemical operations***

Number: ***DUDT0100001201L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Surface geophysical survey including seismic, electrical, magnetic, induced-radioactivity survey (except preparation of state geophysical profile network)***

Number: ***DUDT 0100001207L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Downhole geophysical survey including downhole survey for solid minerals, water and engineering-geological survey except operations in parametric and super-deep wells***

Number: ***DUDT0100001304L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Drilling of prospect, exploration, observation, evaluation wells for water***

Number: ***DUDT0100001305L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Drilling of prospect, exploration, structure, record and key wells for solid minerals***

Number: ***SIG-00237***
Date of issue: ***June 28, 2001***
Valid to: ***June 28, 2006***
Issued by: ***Russian Federal Geodesy and Mapping Service (Siberian Area)***
Licensed operations: ***Topographic and geodetic survey and mapping***

Number: ***DUD T 0100001104L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***1:50000 and larger roundwater, engineering and geoecological survey***

Number: ***DUD T 0100001110L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Preparation of 1:50000 (1:25000) and larger composite and general geological structure maps including geological, tectonic, metallogenic, hydrogeological, engineering geological, geoecological and geophysical maps (except gravimetric maps of any scale)***

Number: ***SO-03-209-0521***
Date of issue: ***October 8, 2001***
Valid to: ***October 8, 2006***
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Operations of products employing radioactive agents***

Number: ***SO-06-501-0524***
Date of issue: ***October 8, 2001***

Valid to: *October 8, 2006*
Issued by: ***Russian Federal Supervisor of Nuclear and Radiation Safety (Gosatomnadzor of Russia)***
Licensed operations: ***Handling of radioactive substances during use, transportation and storage***

Number: ***DUD 00144 PD***
Date of issue: ***July 31, 2001***
Valid to: ***unlimited***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Operation of underground air ducts at nickel plant***

Number: ***DUD 00157 VE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2005***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Subsurface water production at the Ambarinskoye Field***

Number: ***DUD 00155 VE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2005***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Subsurface water extraction at the Talnakhskoye Subsurface Water Field***

Number: ***DUD 00156 VE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2005***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Subsurface water extraction at the Yergalakhskoye Field***

Number: ***DUD 00147 TE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2005***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Limestone and dolomite mining at the Kalargonskoye Field***

Number: ***DUD 00148 TE***
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2013***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Development of the Kayerkanskoye Complex Nonmetallic Mineral Deposit***

Number: ***DUD 00149 TE***
Date of issue: ***July 31, 2001***
Valid to: ***July 1, 2013***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Development of the Kalargonskoye Cement Limestone Deposit***

Number: ***DUD 00159 TE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2019***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Anhydrite mining at the Gorozubovskoye Deposit***

Number: ***DUD 00160 TE***
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2018***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Gypsum mining and mine waste utilization at the Tikhoozerskoye Deposit***

Number: ***DUD 00153 TE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2020***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Sand recovery at the sand pit on Seredysh Island (the Yenisei)***

Number: *44 ST No. 977*
Date of issue: *November 20, 2001*
Valid to: ***November 20, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Construction of surface mining complex***

Number: ***44 – PV - 000086 (V)***
Date of issue: ***September 23, 2003***
Valid to: ***September 23, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (quarry blasting; frozen soil, swamp, ice breakage, underwater blasting; hot rock mass breakage; processing of materials (cutting, welding, reinforcement, etc.) by blast energy; blasting operations for demolitions of buildings and structures and breakage of foundations and caked ore)***

Number: ***44-HV-000030 (VG)***
Date of issue: *November 13, 2002*
Valid to: *November 13, 2007*
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***

Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44 – PV – 000042 (VG)***
Date of issue: ***February 19, 2003***
Valid to: ***February 19, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44-HV-00023***
Date of issue: ***August 30, 2002***
Valid to: ***August 30, 2007***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: ***44-PV-000061 (VG)***
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44 – PV – 000044 (V)***
Date of issue: ***February 26, 2003***
Valid to: ***February 26, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (frozen soil, swamp, ice breakage, underwater blasting)***

Number: ***44-PV-000059 (VG)***
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44-PV-000062(VG)***
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44 – PV – 000048 (VG)***
Date of issue: ***March 11, 2003***
Valid to: ***March 11, 2008***

Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (strip-mining)*

Number: *44 – PV – 000053 (VG)*
Date of issue: *March 24, 2003*
Valid to: *March 24, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44 – HV – 000034 (VG)*
Date of issue: *December 15, 2002*
Valid to: *December 15, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)*

Number: *44 – EV – 000033 (GO)*
Date of issue: *November 29, 2002*
Valid to: **November 29, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – PV – 000049 (VG)*
Date of issue: *March 18, 2003*
Valid to: *March 18, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)*

Number: *44–HV–000022*
Date of issue: *August 30, 2002*
Valid to: *August 30, 2007*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)*

Number: *44 – PV – 000045 (VG)*
Date of issue: *February 27, 2003*
Valid to: *February 27, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Application of industrial explosives (surface blasting)*

Number: *44-HV-000028 (VG)*
Date of issue: *November 1, 2002*
Valid to: *November 1, 2007*

Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44-PV-000060 (VG)***
Date of issue: ***March 31, 2003***
Valid to: ***March 31, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44–HV–000024*
Date of issue: ***August 30, 2002***
Valid to: ***August 30, 2007***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives in underground substorages)***

Number: ***44 – EV – 000029 (GO)***
Date of issue: *November 1, 2002*
Valid to: **November 1, 2007**
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: ***44 – PV – 000054 (VG)***
Date of issue: ***March 24, 2003***
Valid to: ***March 24, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground (mine blasting)***

Number: ***44 – EV – 000072 (K)***
Date of issue: ***May 12, 2003***
Valid to: ***May 12, 2008***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44-EV-000027 (G)***
Date of issue: ***October 22, 2002***
Valid to: ***October 22, 2007***
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: ***00-PM-001379 (O)***
Date of issue: ***July 2, 2003***
Valid to: ***July 2, 2008***
Issued by: ***Gosgortechnadzor of the Russian Federation, Moscow***
Licensed operations: ***Tunnel survey (spatial measurements of mines and underground structures, determination of their parameters, location and compliance with project specifications; monitoring of mine takes and their boundaries validation; mining graphic documentation keeping; recording and justification of the volume of mining operations; identification of dangerous areas and measures for the protection of mines, building, structured and nature from impact of natural resources development)***

Number: ***44 – PV – 000105 (V)***
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Application of industrial explosives (hot rock mass breakage)***

Number: ***44 EK No. 965***
Date of issue: ***October 4, 2001***
Valid to: ***October 4, 2005***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of underground structures***

Number: ***44-EV-000106 (M)***
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys (at plants with a charge load of at least 100 kg)***

Number: ***44 MT No. 962***
Date of issue: ***October 1, 2001***
Valid to: ***October 1, 2005***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Assembly operations at facilities subject to boiler inspection and service equipment (evaporators, metallurgical autoclaves and autoclaves for cement making)***

Number: ***44 RT No. 963***
Date of issue: ***October 1, 2001***
Valid to: ***October 1, 2005***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Overhaul (repair involving welding of carrying and design metalwork) of facilities subject to boiler inspection (evaporators, metallurgical autoclaves and autoclaves for cement making)***

Number: ***EV –70 – 000158 (M)***

Date of issue: *August 2, 2005*
Valid to: *August 2, 2010*
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Operation of explosible production facilities (hazardous production facilities manufacturing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)***

Number: *44-DG-000001*
Date of issue: *March 1, 2002*
Valid to: *March 1, 2007*
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of gas distribution networks***

Number: ***44VR No. 995***
Date of issue: ***December 29, 2001***
Valid to: ***December 29, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Utilization of industrial explosives and products approved by Russian Gosgortechnadzor; blasting operations***

Number: ***DUD 00158 TE***
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2013***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Basalt production at the Lesnoye Lake deposit***

Number: ***DUD 00143 PD***
Date of issue: ***July 31, 2001***
Valid to: ***unlimited***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Operation of granulating basin with a pit in smelter shop No. 1 of Nadezhdinski Metallurgical Works***

Number: ***DUD 00145 PD***
Date of issue: ***July 31, 2001***
Valid to: ***unlimited***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Operation of underground air ducts at Medny Works***

Number: *MosC010100203L*
Date of issue: *November 9, 2001*
Valid to: *November 9, 2006*
Issued by: Issued by: ***Ministry of Natural Resources of the Russian Federation***
Licensed operations: ***Airborne electromagnetic and magnetic survey***

Number: *PV-70-000135 (V)*
Date of issue: *May 19, 2005*
Valid to: *May 19, 2010*
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: *44 – PV – 000098 (V)*
Date of issue: ***March 30, 2004***
Valid to: ***March 30, 2009***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (processing of materials (cutting, welding, reinforcement, etc.) by blast energy)***

Number: *44 – HV – 000097 (V)*
Date of issue: ***February 4, 2004***
Valid to: ***February 4, 2009***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives; testing of stored explosives)***

Number: *316/29 NR No. 000235*
Date of issue: ***February 28, 2001***
Valid to: ***February 28, 2006***
Issued by: ***City Commission for Medical Services Licensing and Accreditation, Norilsk***
Licensed operations: ***Medical examination of adult population for professional fitness (preliminary examinations)***

Number: ***DUDT0100001302L***
Date of issue: ***August 1, 2001***
Valid to: ***August 1, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Drilling of producing wells for central water supply***

Number: ***44 VR No. 978***
Date of issue: ***November 20, 2001***
Valid to: ***November 20, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Maintenance of equipment intended for manufacture of explosives and relating products***

Number: *377/29 NR No. 000304*
Date of issue: ***June 20, 2001***
Valid to: ***June 20, 2006***
Issued by: ***City Commission for Medical Services Licensing and Accreditation, Norilsk***

Licensed operations: ***Sanatorium and outpatient care of adult population: dental and therapeutic services***

Number: ***378/29 NR No. 000305***
Date of issue: ***June 20, 2001***
Valid to: ***June 20, 2006***
Issued by: ***City Commission for Medical Services Licensing and Accreditation, Norilsk***
Licensed operations: ***Primary (predoctor) care of adult population: nurse business***

Number: ***DUD 00141 TR***
Date of issue: ***June 22, 2001***
Valid to: ***June 30, 2011***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Geological exploration and extraction of rubble stone at the «Kazbek» Quarry deposit***

Number: ***DUD 00170 TE***
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2010***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Basalt production at the «Zarechny» Quarry deposit***

Number: ***DUD 00038 TR53K***
Date of issue: ***June 25, 2001***
Valid to: ***June 25, 2006***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Timber rafting, dredging operations, cargo handling, water zone as required by water transport***

Number: ***GS-6-241-02-28-0-8401005730-000282-2***
Date of issue: ***June 26, 2003***
Valid to: ***June 26, 2008***
Issued by: ***Gosstroy of Russia***
Licensed operations: ***Engineering survey for construction of criticality rating I and II buildings and structures according to applicable state standard***

Number: ***ASS-84-TF 0073***
Date of issue: ***February 26, 2002***
Valid to: ***February 26, 2007***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Passenger carriage by motor transport within the Russian Federation***

Number: ***GSS-84-TF 0072***
Date of issue: ***February 26, 2002***
Valid to: ***February 26, 2007***

Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Cargo carriage within the Russian Federation***

Number: ***00-HV-000194***
Date of issue: ***May 28, 2002***
Valid to: ***May 28, 2007***
Issued by: ***Gosgortechnadzor of the Russian Federation, Moscow***
Licensed operations: ***Storage of industrial explosives***

Number: ***44 – EV – 000111 (S)***
Date of issue: ***November 9, 2004***
Valid to: ***November 9, 2009***
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)***

Number: ***44 RT No. 901***
Date of issue: **May 25, 2001**
Valid to: ***May 25, 2006***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Overhaul of highly dangerous mining equipment including explosion-proof electrical equipment according to the attached list***

Number: ***10606/910153***
Date of issue: ***September 8, 2003***
Valid to: ***September 7, 2006***
Issued by: ***State Customs Committee of the Russian Federation***
Licensed operations: ***Arrangement of temporary storehouse***

Number: ***MT 1008 No. 017970***
Date of issue: ***May 1, 2003***
Valid to: ***May 1, 2008***
Issued by: ***Ministry of Transport of the Russian Federation***
Licensed operations: ***Cargo handling at sea ports***

Number: ***44 – HV – 000031 (VG)***
Date of issue: ***November 13, 2002***
Valid to: ***November 13, 2007***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***00-IV-000509 (V)***
Date of issue: ***October 10, 2002***
Valid to: ***October 10, 2007***
Issued by: ***Gosgortechnadzor of the Russian Federation, Moscow***

Licensed operations: ***Manufacture of industrial explosives (manufacture of explosives and/or constituents thereof at on-site plants of enterprises engaged in mining and/or blasting operations; manufacture of explosives by mobile mix-pump trucks)***

Number: ***DUD 00046 TR43K***
Date of issue: ***January 30, 2002***
Valid to: ***January 30, 2007***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***The Norilskaya River — water intake and discharge, mooring zone as required by water transport***

Number: ***DUD 00060 T02I0***
Date of issue: ***October 17, 2003***
Valid to: **December 19, 2027**
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Potable, service and technical water intake from Samsonkino and Mishkino Lakes and the Three Lake System***

Number: ***DUD 00055 TOIVH***
Date of issue: ***March 19, 2003***
Valid to: ***March 19, 2008***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Tikhoye Lake — mining water discharge***

Number: ***44 – EP – 000041 (G)***
Date of issue: ***February 10, 2003***
Valid to: ***February 10, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – EP – 000046 (G)***
Date of issue: ***March 11, 2003***
Valid to: ***March 11, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – EP – 000047 (G)***
Date of issue: ***March 11, 2003***
Valid to: ***March 11, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – HV – 000050 (VG)***
Date of issue: ***March 18, 2003***
Valid to: ***March 18, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44 – PV – 000051 (VG)***
Date of issue: ***March 18, 2003***
Valid to: ***March 18, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44 – PV – 000052 (VG)***
Date of issue: ***March 21, 2003***
Valid to: ***March 21, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44 – EV – 000055 (VG)***
Date of issue: ***March 25, 2003***
Valid to: ***March 25, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Application of industrial explosives (gas- and dust-hazardous underground mine and surface blasting (metal and non-metal mining facilities)***

Number: ***44 – EV – 000056 (VG)***
Date of issue: ***March 25, 2003***
Valid to: ***March 25, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***DUD 00056 TRIVK***
Date of issue: ***March 27, 2003***
Valid to: ***March 27, 2008***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Waste water discharge. The Tomulakh River of the Norilo-Pyasina Hydrologic System. Taimyr (Dolgano-Nenets) Autonomous Area***

Number: ***DUD 00057 TRTZK***
Date of issue: ***May 27, 2003***
Valid to: ***May 27, 2008***

Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Water intake and discharge for power unit cooling as required by water transport. The Yenisei River and boatable tributaries within the Taimyr (Dolgano-Nenets) Autonomous Area***

Number: ***DUD 00059 TRTBK***
Date of issue: ***June 11, 2003***
Valid to: ***January 30, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***As required by water transport operating transport vessels. Without exception. The Talaya, Pyasina, Dudypta, Avam, Agapa, Yangoda, Tarea Rivers, Lama, Melkoye, Pyasino Lakes.***

Number: ***MSK 09516 ME***
Date of issue: ***December 9, 2002***
Valid to: ***December 1, 2007***
Issued by: ***Head Office of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Moscow Region***
Licensed operations: ***Subsoil right to use groundwater resources within the area 1.3 km to the south-west of the village of Yugino (township of Ozero Beloye), Shatura District, Moscow Region***

Number: ***B 320988 No. 1508***
Date of issue: ***July 30, 2002***
Valid to: ***July 30, 2005***
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations***: Operations involving information constituting state secret at: 103009, Moscow, Voznesenski Lane 22, Manor-Centre***

Number: ***LF/07-4023.1***
Date of issue: ***April 14, 2003***
Valid to: ***April 14, 2008***
Issued by: ***Federal Agency for Government Communications and Information under the President of the Russian Federation***
Licensed operations: ***Right to perform operations connected with arrangements and/or services in state secret protection***

Number: ***LF/07-3672***
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Maintenance of encryption systems***

Number: ***LF/07-3673***

Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Right to distribute encryption aids***

Number: *LF/07-3674*
Date of issue: ***February 18, 2003***
Valid to: ***February 18, 2008***
Issued by: ***Licensing and Certification Centre of the Federal Agency for Government Communications and Information***
Licensed operations: ***Date encryption services***

Number: *10606/910144*
Date of issue: ***August 19, 2003***
Valid to: ***August 19, 2005***
Issued by: ***Krasnoyarsk Customs Office***
Licensed operations: ***Arrangement of temporary storehouse, storing cargo under customs supervision***

Number: ***GS-6-241-02-26-0-8401005730-000281-2***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***State Committee of the Russian Federation for Construction and Housing and Utilities Complex***
Licensed operations: ***Structural engineering of criticality rating I and II according to applicable state standard***

Number: ***GS-6-241-02-27-0-8401005730-000280-2***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***State Committee of the Russian Federation for Construction and Housing and Utilities Complex***
Licensed operations: ***Construction of criticality rating I and II buildings and structures according to applicable state standard***

Number: ***44 – EP – 000063 (G)***
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of fire dangerous facilities (operations at other mining facilities involving fire hazard including those unrelated to mining)***

Number: ***44 – EV – 000064 (G)***
Date of issue: ***April 8, 2003***
Valid to: ***April 8, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)***

Number: *44 – EV – 000066 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EP – 000067 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EP – 000068 (G)*
Date of issue: *April 10, 2003*
Valid to: *April 10, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000073 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities developing gas- and dust-hazardous underground deposits prone to sudden rock, coal and gas outbursts and rock bumps)*

Number: *44 – EV – 000074 (G)*
Date of issue: *May 19, 2003*
Valid to: *May 19, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of fire dangerous facilities (underground and open cast mining and processing of mineral deposits prone to self-ignition; operations at other mining facilities involving fire hazard including those unrelated to mining)*

Number: *44 – EV – 000078 (GK)*
Date of issue: *July 15, 2003*
Valid to: *July 15, 2008*
Issued by: *Norilsk District Office of Russian Gosgortechnadzor*
Licensed operations: *Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)*

Number: *44-EV-000079 (K)*

Date of issue: ***August 12, 2003***
Valid to: ***August 12, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV –000080 (GK)***
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000081 (GK)***
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000083 (GK)***
Date of issue: ***August 29, 2003***
Valid to: ***August 29, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000084 (GK)***
Date of issue: ***August 29, 2003***
Valid to: ***August 29, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***PRB No. 009056***
Date of issue: ***August 20, 2003***
Valid to: ***August 20, 2008***
Issued by: ***State Fishery Committee of the Russian Federation «Yeniseirybvod»***
Licensed operations: ***Commercial fishery employing boats with outboard motors***

Number: ***DUD 00171 TP***
Date of issue: ***May 15, 2003***
Valid to: ***June 1, 2006***
Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area

Licensed operations: ***Geological survey of the Kamenski limestone show***

Number: ***KYaK 71582 No. PG – 84 – 18/1***
Date of issue: **July 15, 2003**
Valid to: ***July 15, 2008***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Cargo carriage by inland water transport (by the Yenisei River downstream the port of Igarka)***

Number: ***KYaK 71583 No. PG – 84 – 19/1***
Date of issue: **July 15, 2003**
Valid to: ***July 15, 2008***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Cargo carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)***

Number: ***KYaK 71584 No. PG – 84 – 7/1***
Date of issue: **July 15, 2003**
Valid to: ***July 15, 2008***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Passenger carriage by inland water transport (by the Yenisei River downstream the port of Igarka)***

Number: ***KYaK 71585 No. PG – 84 – 8/1***
Date of issue: **July 15, 2003**
Valid to: ***July 15, 2008***
Issued by: ***Krasnoyarsk Branch of the Russian Transport Inspectorate***
Licensed operations: ***Passenger carriage by inland water transport (the Norilo-Pyasina Hydrologic System, according to the Russian River Craft Register)***

Number: ***RVM – 0232***
Date of issue: ***May 19, 2003***
Valid to: ***May 20, 2008***
Issued by: ***Russian Ammunition Agency***
Licensed operations: ***Distribution of industrial explosives: explosives and relating products and primers***

Number: ***44 – EV – 000087 (K)***
Date of issue: ***September 24, 2003***
Valid to: ***September 24, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000088 (GK)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***

Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – EV – 000090 (KS)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion; employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – DG – 000091 (S)***
Date of issue: ***November 5, 2003***
Valid to: ***November 5, 2008***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)***

Number: ***DUD 00058 TRIVK***
Date of issue: ***May 29, 2003***
Valid to: ***May 29, 2008***
Issued by: ***Committee for Natural Resources of the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Waste water discharge into the Norilskaya River***

Number: ***Series A No. 130511 Registration No. 863***
Date of issue: ***December 23, 2003***
Valid to: ***December 22, 2007***
Issued by: ***Department of Basic Vocational Education, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Educational activities based on training programs attached to the license***

Number: ***44 – HV – 000099 (V)***
Date of issue: ***March 30, 2004***
Valid to: ***March 30, 2009***
Issued by: ***Norilsk District Office of Russian Gosgortechnadzor***
Licensed operations: ***Storage of industrial explosives (loading, unloading and incoming control of industrial explosives; packing and recording of industrial explosives; storage of industrial explosives)***

Number: ***44-EV-000102 (S)***
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***

Issued by: *Federal Technical Supervision Service*
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying substances forming explosive mixtures with air oxygen or each other (flammable gases, inflammable liquids, dust-producing matter), solid-phase and liquid-phase substances prone to spontaneous decomposition accompanied by explosion)***

Number: *44-EV-000103 (M)*
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: *Federal Technical Supervision Service*
Licensed operations: ***Operation of explosible facilities (hazardous facilities producing ferrous and non-ferrous melt and relating alloys at plants with a charge load of at least 100 kg)***

Number: *44-EH-000104 (M)*
Date of issue: ***June 28, 2004***
Valid to: ***June 28, 2009***
Issued by: *Federal Technical Supervision Service*
Licensed operations: ***Operation of chemically hazardous facilities (hazardous facilities producing, utilizing, processing, developing, storing, transporting, destroying toxic substances capable of killing exposed living organisms and having properties described in paragraph 1, Schedule 1 to Federal Law No. 116-FZ "On Industrial Safety of Hazardous Production Facilities")***

Number: *44-EH-000109 (K)*
Date of issue: ***July 30, 2004***
Valid to: ***July 30, 2009***
Issued by: *Federal Technical Supervision Service*
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: *84 M/04/0001/L*
Date of issue: ***April 15, 2004***
Valid to: ***April 15, 2009***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Hazardous waste handling***

Number: ***Series TO No. 000025 Registration No. 16***
Date of issue: ***June 2, 2004***
Valid to: ***June 2, 2009***
Issued by: ***Health Administration, Taimyr Autonomous Area***
Licensed operations: ***Providing medical services: predoctor care; sanatorium care; other works and services***

Number: *2/08558*
Date of issue: ***June 24, 2004***

Valid to: ***June 24, 2009***
Issued by: ***Head Office of the State Fire-Fighting Service***
Licensed operations: ***Installation, repair and maintenance of fire safety aids in buildings and structures (fire proofing of materials, products and structures; fire extinguisher maintenance)***

Number: ***00 – DE – 002992 (K)***
Date of issue: ***June 24, 2004***
Valid to: ***June 24, 2009***
Issued by: ***Federal Technical Supervision Service***
Licensed operations: ***Performance of industrial safety surveys (examination of technical devices operated by hazardous production facilities)***

Number: ***44 – EV – 000110 (K)***
Date of issue: ***October 25, 2004***
Valid to: ***October 25, 2009***
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***44 – DG – 000112 (S)***
Date of issue: ***November 9, 2004***
Valid to: ***November 9, 2009***
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of gas distribution networks (maintenance, repair and reconstruction of gas pipelines and other facilities required for operation of gas distribution networks)***

Number: ***44 – EV – 000117 (K)***
Date of issue: ***November 29, 2004***
Valid to: ***November 29, 2009***
Issued by: ***Federal Environmental, Technical and Nuclear Supervision Service***
Licensed operations: ***Operation of explosible facilities (hazardous facilities employing equipment at excess pressure over 0.07 MPa or water heating temperature over 115° C)***

Number: ***21 – LTs***
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of non-ferrous scrap***

Number: ***27 – LCh***
Date of issue: ***December 10, 2004***
Valid to: ***December 10, 2009***
Issued by: ***Department of Industry, Power Industry, Transport and Communications, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Procurement, processing and marketing of ferrous scrap***

Number: ***DUD 00077 TO2IO***
Date of issue: ***January 20, 2005***
Valid to: ***January 20, 2008***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Fresh water intake from and waste water discharge into Podkamennoye Lake***

Number: ***DUD 00072 TVEZK***
Date of issue: ***September 6, 2004***
Valid to: ***September 6, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Water intake from and discharge into the Kharaelakh water storage***

Number: ***DUD 00073 TVEZK***
Date of issue: ***September 8, 2004***
Valid to: ***September 8, 2009***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Waste water discharge into the Yergalakh River***

Number: ***DUD 00076 TR2IO***
Date of issue: ***December 29, 2004***
Valid to: ***December 29, 2007***
Issued by: ***Department of Natural Resources and Environment Protection of the Russian Ministry of Natural Resources in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Water intake from the Norilskaya River for own consumption, water supply of cities and outside consumers within the Norilsk Industrial Region***

Number: ***HN – 70 – 000125 (N)***
Date of issue: ***March 21, 2005***
Valid to: ***March 21, 2010***
Issued by: ***Technical and Environmental Inspection Branch of Rostechnadzor in the Taimyr (Dolgano-Nenets) Autonomous Area***
Licensed operations: ***Storage of oil, gas and petroleum and gas products (filling and discharge of oil and petroleum products, storage operations (acceptance, pumping and withdrawal)***

Number: ***G 770738 No. 210-V***
Date of issue: ***March 2, 2005***
Valid to: ***March 1, 2010***
Issued by: ***Veterinary Department, Administration of the Krasnoyarsk Territory***
Licensed operations: ***Production of disinfectants***

Number: ***84 – 01 – 000006***
Date of issue: ***January 13, 2005***
Valid to: ***January 13, 2010***
Issued by: ***Federal Agency for Supervision of Health Care and Social Development***
Licensed operations: ***Providing medical services in: predoctor care; outpatient care; sanatorium therapy; other works and services***

Number: ***DUD 00176 TP***
Date of issue: ***January 25, 2005***
Valid to: ***December 31, 2007***
Issued by: ***Office of the Federal Real Estate Register in the Taimyr Autonomous Area***
Licensed operations: ***Mineral (limestone) exploration and appraisal within the Ust-Kamenskaya area***

Number: ***B 346650 Registration No. 2181***
Date of issue: ***September 6, 2005***
Valid to: ***September 6, 2008***
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations: ***Operations involving information constituting state secret***

Number: ***B 348502 Registration No. 2182***
Date of issue: ***September 6, 2005***
Valid to: ***May 8, 2006***
Issued by: ***Centre of the Federal Security Service of Russia for Licensing, Certification and State Secret Protection***
Licensed operations: ***Operations connected with arrangements and/or services in state secret protection***

3.2.7. Joint ventures

The Issue is not engaged in any joint ventures.

3.2.8. Additional requirements to issuers being joint stock investment funds or insurers

To be left blank

3.2.9. Additional requirements to issuers basically engaged in mining operations

a) Mineral resources

Mining

Mine	Mine type	Ore[1]
Polar Branch		
Oktyabrskoye ore deposit		*Copper-nickel*
"Oktyabrski"	*Underground*	*High-grade, cupreous, disseminated*
"Taimyrski"	*Underground*	*High-grade and cupreous*
Talnakhskoye ore deposit		
"Talnakhskoye" Mine Group[2]		*Copper-nickel*
"Komsomolski"	*Underground*	*High-grade, cupreous, disseminated*
"Mayak"	*Underground*	*High-grade and disseminated*
"Skalisty"	*Underground*	*High-grade*
"Norilsk 1" ore deposit		*Copper-nickel*
"Medvezhi Ruchei"	*Open-cut*	*Disseminated*
"Zapolyarny"	*Underground*	*Disseminated*
Kola GMK		
"Zhdanovskoye" ore deposit		*Copper-nickel*
"Tsentralny"	*Open-cut*	*Disseminated*
"Severny-Gluboki"	*Underground*	*Disseminated*
"Zapolyarnoye" ore deposit		*Copper-nickel*
"Severny"	*Underground*	*Disseminated*
Kotselvaara and Semiletka ore deposit		
"Kaula-Kotselvaara"	*Underground*	*Disseminated*
ZAO "Polyus"		
"Olimpiadinskoye"	*Open-cut*	*Sulfide and oxidized*

Notes:

(1) **High-grade ore is high in non-ferrous and precious metal content while cupreous ore has a high copper-to-nickel ratio.**

(2) **In 2003 "Mayak", "Skalisty" and "Komsomolski" mines were incorporated into the "Talnakhskoye" mine group. "Komsomolski" mine is also mining ore at the Oktyabrskoye ore deposit.**

Ore and mineral deposits as of December 31, 2004 are given as certified by the independent audit performed by Micon International Co. Ltd. according to internationally accepted principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code). For the first time the audit findings include substantial gold deposits described in this Report. As of December 31, 2004 the proved and probable reserves of the Talnakhskoye ore field at Taimyr and the Zhdanovskoye deposit on the Kola Peninsula showed 399 mln t of ore containing 6.02 mln t of nickel, 9.02 mln t of copper and 2.68 mln troy ounces of gold. A detailed breakdown of the audited reserves is given in the table below.

In the course of the audit Micon International reviewed all aspects of the estimation of reserves on the Taimyr and the Kola Peninsulas such as geological survey including the methods of geological data collection and deposit location by drilling and sampling as well as the methods of reserves estimation and classification. The auditor interviewed officers in charge of every mine and every unit involved in the audit and inspected operating mines, ancillary geological facilities and analytical laboratories. Micon also studied drilling techniques and relating equipment, the core log and sampling techniques, methods of chemical analysis and quality control applied to check the drilling sample database.

Micon thoroughly inspected reserve estimation logs and techniques metal volume and content estimation and checked some of the estimates. Additionally, Micon reevaluated mineral resources of the ore zones within "Oktyabrski", "Taimyrski", "Komsomolski", "Skalistaya" and "Gluboki" mines of the Talnakhski mine group at Taimyr and the Central Ore Vein of the Zhdanovskoye deposit on the Kola Peninsula. The results obtained by Micon were compared with the recorded reserves of each of the inspected ore zones. No material differences between the results and the Company's accounts were discovered.

It has already been noted that gold deposit data is disclosed for the first time resulting from the Company's efforts to improve transparency. Platinum metal data is also being prepared for disclosure. On March 3, 2005 the Russian President signed a decree deleting information on platinum metal reserves, mining, distribution and consumption from the list of information constituting state secret. It is expected that in 2005 information on platinum metal reserves of the deposits developed by the Company and field reserves not included in the last audit will also be published.

Ore and mineral reserves of the Talnakhski ore deposit and the Zhdanovskoye deposit as of December 31, 2004[(1)]

(*mln t or as indicated*)

Deposit and mine	Ore type	Volume[2]	Metal content[2]					
		mln t	% Ni	% Cu	g/t Au	thou t Ni	thou t Cu	mln oz Au
Talnakhski ore deposit[3]								
Proved and probable ore reserves[4]								
Oktyabrski	High-grade	41,091	2.54	5.10	0.43	1,045	2,094	0.6
	Cupreous	56,489	1.07	4.83	0.71	605	2,727	1.3
	Total	**97,580**	**1.69**	**4.94**	**0.59**	**1,649**	**4,822**	**1.8**
Taimyrski	High-grade	79,690	2.47	2.74	0.13	1,972	2,185	0.3
	Cupreous	396	0.62	1.69	0.30	2	7	0
	Total	**80,086**	**2.47**	**2.74**	**0.13**	**1,974**	**2,192**	**0.3**
Komsomolski	High-grade	2,000	3.11	2.88	0.18	62	58	0
	Cupreous	20,619	0.61	2.08	0.47	126	429	0.3
	Total	**22,619**	**0.83**	**2.15**	**0.45**	**188**	**487**	**0.3**
Mayak	Disseminated	407	0.73	1.45	0.33	3	6	0
Skalistaya	High-grade	37,570	3.03	2.72	0.14	1,137	1,024	0.2
Total	**High-grade**	**160,351**	**2.63**	**3.34**	**0.21**	**4.215**	**5,361**	**1.1**
Total	**Cupreous**	**77,503**	**0.95**	**4.08**	**0.64**	**733**	**3,163**	**1.6**
Total	**Disseminated**	**407**	**0.73**	**1.45**	**0.33**	**3**	**6**	**0**
Total proved and probable reserves		***238,261***	***2.08***	***3.58***	***0.35***	***4,951***	***8,530***	***2.7***
Measured and indicated mineral resources								
	High-grade	21,391	4.22	6.00	0.49	903	1,282	0.3
	Cupreous	314	0.35	3.09	0.00	1	10	0
	Disseminated	1,397,087	0.52	1/03	0.19	7,234	14,457	8.5
Total measured and indicated resources		***1,418,792***	***0.57***	***1.11***	***0.19***	***8,138***	***15,749***	***8.9***

Inferred mineral resources								
	High-grade	64,993	3.17	5.22	0.50	2,059	3,396	1.1
	Cupreous	105,615	0.79	2.62	0.46	839	2,764	1.6
	Disseminated	308,520	0.48	0.95	0.16	1,495	2,921	1.6
Total inferred resources		***479,128***	***0.92***	***1.90***	***0.27***	***4,392***	***9,080***	***4.2***
Zhdanovskoye ore deposit(5)								
Proved and probable ore reserves(4)		***160,337***	***0.67***	***0.31***	-	***1,068***	***494***	-
Inferred mineral resources		***63,471***	***0.73***	***0.37***	-	***466***	***233***	-

Notes:

(1) ***The Talnakhski ore deposit on the Taimyr Peninsula and the Zhdanovskoye ore deposit on the Kola Peninsula were classified according to the principles of the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code) developed by the Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, the Australian Institute of Geoscientists and the Minerals Council of Australia (JORC). The competent specialist responsible for the classification: Stanley C. Bartlett, PGeo, Vice President, Director of Micon International Co Limited. The reserves data is derived from the current 2-3 year mining plan and the basic mining concept scenario to the expiry of the mines' depletion period determined based on the cost-effective extracted ore reserves relating to the Russian A, B and C1 grades as of the end of the calendar year. Any changes against the resources data as of January 1, 2003 contained in the 2003 audit findings of Micon result from mining operations, reserves increased through prospecting and preparation for mining and revaluation of extraction techniques, ore dilution and losses. The audit did not take into account ore and mineral resources of the Norilsk ore deposit at Taimyr including "Medvezhi Ruchei" open-cut ore mine and "Zapolyarny" underground mine. The audit did not either take into account ore and mineral resources of "Zapolyarnoye", "Semiletka" and "Kaula-Kotselvaara" deposits on the Kola Peninsula including "Kaula-Kotselvaara" open-cut ore mine and "Severny" underground mine.***

(2) ***The figures in the "Total" lines may differ from the sum of components due to rounding.***

(3) ***The Talnakhski ore deposit includes the Talnakhskoye and Oktyabrskoye deposits and mineral resources of "Gluboki" and "Severny" mines.***

(4) *No proved and probable ore reserves are included in mineral resources.*

(5) *Includes ore reserves and mineral resources of "Severny-Gluboki" underground mine and "Tsentralny" open-cut ore mine comprising "Tsentralnaya" and "Zapadnaya" mines.*

Disclosure of information on the rate of exploitation and resources of platinum deposits is prohibited by applicable state secret law.

Ore reserves of ZAO "Polyus"(1) as of December 31, 2004

Ore deposit	Proved reserves			Probable reserves		
	mln t	Content (g/t Au)	Gold content (mln oz)	mln t	Content (g/t Au)	Gold content (mln oz)
Olimpiadinskoye	*20.6*	*4.6*	*3.1*	*71.3*	*3.8*	*8.7*

Mineral resources of ZAO "Polyus"(1) as of December 31, 2004

Deposit	Indicated resources			Inferred resources		
	mln t	Content (g/t Au)	Gold content (mln oz)	mln t	Content (g/t Au)	Gold content (mln oz)
Olimpiadinskoye	*17.2*	*3.5*	*1.9*	*33.1*	*3.2*	*3.4*

Notes:

(1) ZAO "Polyus" holds licenses for geological prospecting and development of the deposits.

Ore reserves and mineral resources are classified according to the Australasian Code for Reporting of Identified Mineral Resources and Ore (JORC Code).

In 2005 mining operations are performed at Olimpiadinskoye and Tyradinskoye deposits. The 2005 production at Olimpiadinskoye deposit is expected to reach 1,130 thou t of oxidized ore and 4,850 thou t of sulfide ore. The 2005 production at Tyradinskoye deposit is expected to show 80 thou t of oxidized ore and further mining of the deposit will be discontinued.

Current reserves of the licensed deposits of OAO «Norilskgasprom» (grades A+B+C) as of January 1, 2005 are as follows:

Messoyakhskoye gas field	*gas*	*bln cu m*	*7.608*
Yuzhno-Soleninskoye gas condensate field	*gas*	*bln cu m*	*18.277*
	condensate	*thou t*	*315.0*
Severo-Soleninskoye gas condensate field	*gas*	*bln cu m*	*53.095*

	condensate	*thou t*	*1,000.0*

Hydrocarbon extraction by field in Quarter III 2005

In Quarter III 2005 464.390 mln cu m of natural gas and 1,521 t of gas condensate were extracted, extraction by field being as given below:

Messoyakhskoye gas field	*gas*	*mln cu m*	*23.961*
Yuzhno-Soleninskoye gas condensate field	*gas*	*mln cu m*	*77.007*
	condensate	*thou t*	*552.0*
Severo- Soleninskoye gas condensate field	*gas*	*mln cu m*	*363.422*
	condensate	*thou t*	*969.0*

OAO «Taimyrgas»

Pelyatkinskoye gas condensate field (as of January 1, 2005)

Free gas	*mln cu m*	*241,690*	*Grade C1*
	mln cu m	*14,726*	*Grade C2*
Condensate (reserves)	*thou t*	*11,268*	*Grade C1*
	thou t	*1,049*	*Grade C2*
Condensate (recoverable reserves)	*thou t*	*8,815*	*Grade C1*
	thou t	*806*	*Grade C2*

Hydrocarbon extraction

Over Quarter III 2005 82 mln cu m of gas and 3.8 thou t of condensate were produced.

Licenses for natural resources utilization held by the Issuer, its subsidiaries and affiliates:

OAO «GMK «Norilsk Nickel» and OAO «Kola GMK»

Number: ***DUD 00150 TE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2016***
Licensed operations: ***Ore mining at Oktyabrskoye copper-nickel ore deposit***
Grounds for issue: ***decision of the Governor of the Taimyr Autonomous Area and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00075 based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at «Oktyabrski» mine (high-grade and cupreous ore); "Taimyrski" mine (high-grade***

ore); "Komsomolski", "Zapad" mine (cupreous ore). The State Reserves Balance (Minutes No. 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.

Possibility of and reasons for license renewal: ***subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

2004 planned output ***of sulfide copper-nickel ore was 8,990 thousand t while actual output reached 9,086.6 thousand t.***

Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, wild life; provide for conservation of resources; carry out field prospecting.*** The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.

Recurring payments. ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***DUD 00151 TE***

Date of issue: ***July 31, 2001***

Valid to: ***January 1, 2016***

Licensed operations: ***Ore mining at Talnakhskoye copper-nickel deposit***

Grounds for issue: ***decision of the Governor of the Taimyr Autonomous Area and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00076 based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation «On Mineral Resources».***

Deposit area description: ***mineral resources consist of sulfide copper-nickel ore containing precious metals extracted by the underground mining method at «Komsomolski» mine (cupreous ore) and «Mayak» mine (disseminated ore). The State Reserves Balance (Minutes Nos. 4163, 4947, 7542 of the USSR State Reserves Committee, 1975) records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver, selenium, tellurium and sulfur all of which are extracted from the ore.***

Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***

The output of ***sulfide copper-nickel ore planned*** in 2004 ***was 1,900 thousand t while actual output reached 1,911.1 thousand t.***

Possibility of and reasons for license renewal: ***subject to the mines' capacity and planned processing volume the reserves of copper-nickel ore at Oktyabrski deposit go beyond the term of this license which may be extended for the depletion period or other period specified by then applicable law.***

Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.*** The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.
Recurring payments. ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***DUD 00152 TE***
Date of issue: ***July 31, 2001***
Valid to: ***January 1, 2019***
Licensed operations: ***Ore mining at Norilsk-1 copper-nickel deposit***
Grounds for issue: ***decision of the Governor of the Taimyr Autonomous Area and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00077 based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***mineral resources consist of disseminated sulfide copper-nickel ore containing precious metals extracted by the underground mining method at «Zapolyarny» mine and «Medvezhi Ruchei» pit. The State Reserves Balance records nickel, copper, cobalt (primary raw material), platinum, palladium, rhodium, gold, selenium, tellurium. Osmium, iridium, ruthenium, gold, silver are also mined. The ore forms a large bottom sheetlike U-shaped deposit with thickness from 5 to 15 m at boundaries to 100 m in the thickest part.***
Ore output ***depends on the level of non-ferrous and precious metal consumption, prevailing prices, mines' capacity, condition of rock in place and mining safety considerations.***
The output of ***sulfide copper-nickel ore planned*** in 2004 ***was 2,400 thousand t while actual output showed 2,445.5 thousand t.***
Responsibilities of the Issuer: ***to limit as far as possible selective mining of the most efficient resources; comply with applicable standards, regulations for the protection of mineral resources, surface and subsurface water, the atmosphere, soil, wild life; provide for conservation of resources; carry out field prospecting.*** The license does not specify definite periods. The Issuer continuously performs all assumed responsibilities.
Recurring payments: ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***DUD 00146 TE***
Date of issue: ***July 31, 2001***
Valid to: ***December 31, 2018***
Licensed operations: ***Non-ferrous and precious metal extraction from tailing dump No. 1 of the Norilsk Concentrating Mill***
Grounds for issue: ***decision of the Governor of the Taimyr Autonomous Area and the authorized representative of the Russian Ministry of Natural Resources on the***

conversion of License No. DUD 00101 OE based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation «On Mineral Resources».
Deposit area description: *the site is a complex technogenic deposit formed by final tailings of sulfide copper-nickel ore concentration. The tailing dump represents a ravine-type structure which accumulated final tailings of the Norilsk Concentration Mill during the period of 1946 to 1986. The bulk of the tailings consists of crushed enclosing rock including mineral and free-form useful components such as nickel, copper, cobalt, platinum, palladium, rhodium, osmium, iridium, ruthenium, gold, silver.*
Ore output: *at present no mining operations are performed.*
Responsibilities of the Issuer: *to comply with applicable standards, environment protection regulations; safety standards and regulations; to provide for geotechnical and survey supervision.*

Number: ***DUD 00169 TP***
Date of issue: ***July 31, 2001***
Valid to: ***October 1, 2005***
Licensed operations: ***Evaluation of a sulfide copper-nickel ore deposit within the Sredne-Vologochanskaya area***
Grounds for issue: ***decision of the Governor of the Taimyr Autonomous Area and the authorized representative of the Russian Ministry of Natural Resources on the conversion of License No. DUD 00134 TP based on paragraph 12, Article 10^1 and Part IV, Article 17^1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***the site is located 15 km to the north-north-west of the mount of Kayerkan, between the Ambarnaya and the Vologochan Rivers, its area being 770 sq km.***
Responsibilities of the Issuer: ***to present in Quarter III 2005 for state geological, economic and environmental appraisal a report containing the estimate of C2 grade standard ore deposit, C1 grade deposits within the sites of detailed survey, P1 grade inferred reserves at boundaries and explanation of «provisional» conditions and the feasibility report.*** Evaluation of sulfide copper-nickel ore reserves will be completed by the year end.
Geological exploration: ***office processing of obtained data. Copper, nickel and PMs reserves are calculated within the proven ore bodies. A report is prepared containing the calculation results which is scheduled for presentation by the end of the year.***
Additional responsibilities: ***to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to provide for disturbed land rehabilitation.***
Recurring payments: ***regular payments for mineral resources development at the rate of 100 Rubles per 1 sq km.***

Number: ***MUR 00421 TE***
Date of issue: ***December 30, 1998***
Valid to: ***November 30, 2013***
Licensed operations: ***Sulfide copper-nickel ore mining at the Zhdanovskoye deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***
Grounds for issue: ***decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation «On Mineral Resources»***

and the application by OAO «GMK Pechenganickel» and OAO «Kola Mining and Metallurgical Company», Decision No. 78/90-r on conversion of License No. MUR 00321 TE dated December 24, 1998.

Deposit area description: ***the Zhdanovskoye deposit was discovered in 1947 and has been developed since 1959. Open-pit mining is expected to the minus 99 level after which it will be replaced by underground mining. The available reserves were approved by the USSR State Reserves Committee in 1952, 1955 and 1962. Additional exploration revealed new deposits — Bystrinskoye (1983), Tundrovoye (1986) being a geological extension of the Zhdanovskoye deposit. In 1990 a general reestimation of reserves was performed approved by Minutes No. 63 of the State Reserves Committee of the Russian Ministry of Ecology dated June 26, 1992 resulting in a 1.8 times increase of total reserves. Nickel, copper, cobalt, sulfur, platinum, palladium, rhodium, gold, silver, selenium and tellurium reserves were approved.***

Ore output ***depends on the level of demand and designed capacity of the mines. 2004 output: sulfide copper-nickel ore — 5,726,015 t, mining losses (nickel) — 1.4%; ore dilution — 2.4%.***

Responsibilities of the Issuer: ***to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.***

Recurring payments ***Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.***

Number: ***MUR 00422 TE***

Date of issue: ***December 30, 1998***

Valid to: ***November 30, 2005***

Licensed operations: ***Sulfide copper-nickel ore mining at the Kaula, Kotselvaara-Kammikivi, Semiletka deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.***

Grounds for issue: ***decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation «On Mineral Resources» and the application by OAO «GMK Pechenganickel» and OAO «Kola Mining and Metallurgical Company», Decision No. 78/90-r on conversion of License No. MUR 00322 TE dated December 24, 1998.***

Deposit area description: ***The Kaula, Kotselvaara-Kammikivi, Semiletka deposits are situated in the Pechenga District of the Murmansk Region near the township of Nickel forming a single ore field. All deposits are developed through underground mining by «Kaula-Kotselvaara» mine, open pit deposits has long been depleted. Mining operations were started: at Kaula in 1945, at Kotselvaara-Kammikivi in 1951, at Semiletka in 1966. The reserves of the Semiletka and Kotselvaara-Kammikivi deposits were approved in 1966.***

Ore output ***depends on the level of demand and designed capacity of the mines. 2004 output: sulfide copper-nickel ore — 699,113 t, mining losses (nickel) — 22.6%; ore dilution — 23.5%.***

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*
Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00423 TE*
Date of issue: *December 30, 1998*
Valid to: *November 30, 2013*
Licensed operations: *Sulfide copper-nickel ore mining at the Polar deposit to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*
Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation «On Mineral Resources» and the application by OAO «GMK Pechenganickel» and OAO «Kola Mining and Metallurgical Company», Decision No. 78/90-r on conversion of License No. MUR 00323 TE dated December 24, 1998.*
Deposit area description: *The deposit is situated in close vicinity to the town of Zapolyarny in underlaying phyllites of the Zhdanovskoye deposit sheet. Discovered in 1966. Reserves were twice approved by the USSR State Reserves Committee — in 1974 and 1982. Developed since 1975 through underground mining by the «Severny» mine. The copper-nickel deposits of Zhdanovskoye, Zapolyarnoye, Tundrovoye, Bystrinskoye, Verkhnee and Sputnik are a part of the East ore knot of the Pechenga ore field and have a common underground mining mode (to the level of minus 920 m) within a common mine take including also open-cut mines of the Zhdanovskoye deposit. The last update of the deposit opening and mining project was approved on December 6, 2001.*
Ore output *depends on the level of demand and designed capacity of the mines. 2004 output: sulfide copper-nickel ore — 674,560 t, mining losses (nickel) — 4.7%; ore dilution — 20.7%.*
Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*
Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00424 TE*
Date of issue: *December 30, 1998*
Valid to: *September 30, 2016*
Licensed operations: *Sulfide copper-nickel ore mining at the Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits to extract nickel, copper, cobalt, sulfur, gold, silver, platinoids.*

Grounds for issue: *decision of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1 (paragraph 4), 17-1 of the Law of the Russian Federation «On Mineral Resources» and the application by OAO «GMK Pechenganickel» and OAO «Kola Mining and Metallurgical Company», Decision No. 78/90-r on conversion of License No. MUR 00324 TE dated December 24, 1998.*

Deposit area description: *The deposits of Tundrovoye, Bystrinskoye, Verkhnee, Sputnik, Zhdanovskoye and Zapolyarnoye are a part of the East ore knot of the Pechenga ore field consisting of several groups of superimposed ore bodies while the Tundrovoye and Bystrinskoye deposits are a direct extension (i.e. deep levels) of the Zhdanovskoye deposit. The Tundrovoye, Bystrinskoye, Verkhnee, Sputnik deposits have been subject to detailed exploration and approval of their in-place reserves. The project of deposit opening and mining to the level of –440 m was approved on September 24, 1993 and updated on December 6, 2001.*

Ore output *depends on the level of demand and designed capacity of the mines. 2004 output: sulfide copper-nickel ore — 194,294 t, mining losses (nickel) — 1.5%; ore dilution — 7.0%.*

Responsibilities of the Issuer: *to apply state-of-the art technology, comply with applicable environmental standards and regulations, safety standards and regulations; to protect tailing dumps, spoil banks, substandard ore storage and record basic useful components contained therein; to provide for disturbed land rehabilitation.*

Recurring payments. *Tax on mineral resources development at the rate of 8% of the price of multicomponent complex ore components without extraction of useful components including precious metals. No payments are charged for associated enclosing rock produced for own consumption.*

Number: *MUR 00522 TE*

Date of issue: *January 26, 2001*

Valid to: *December 31, 2009*

Licensed operations: *Additional geological survey and chromite ore mining at the Sopcheozerskoye ore deposit.*

Grounds for issue: *Decision No. 146-r/45 of December 9/20, 2000 on conversion of License No. MUR 00383 TE of the Murmansk Region Administration and the Committee for Natural Resources of the Murmansk Region based on Articles 10-1, 17-1 of the Law of the Russian Federation «On Mineral Resources», Letter No. VP-No. 38/6391 of the Russian Ministry of Natural Resources and the application by OAO «Severonickel Works» and OAO «Kola Mining and Metallurgical Company».*

Deposit area description: *The Sopcheozerskoye ore deposit is situated 9 km to the south-west of the town of Monchegorsk, its total area being 5 sq km and depth limitation minus 500 m from the surface. The site should be considered excluding the Sopchyavr lakescape and the water protection area around the lake and along inflowing streams. The deposit was investigated in 1995-1996 at the explorations stage by magnetic and gravimetric prospecting, drilling of holes 70 to 490 m deep and laboratory testing of processing properties. During the period of 1997 to 2000 the deposit was subject to prospect evaluation survey which showed that the blanket ore body extended under morainic deposits 20 to 40 m thick. The deposit's total reserves and grades C1 + C2 + P1 undiscovered potential resources were approved by the Regional Reserves Committee of the Committee for Natural Resources of the*

Murmansk Region (Minutes No. 42-2000 dated August 17, 2000). The deposit's reserves and resources may increase along the boundaries.
Responsibilities of the Issuer:
1. ***Additional geological survey (evaluation and prospecting) shall be completed and obtained data shall be submitted for state appraisal by Quarter IV 2000.*** The survey has been completed.
2. ***The report on calculated reserves shall be presented by Quarter IV 2002.*** The report has been presented. The Department of Natural Resources of the Murmansk Region approved extension of the presentation period due to the changed understanding of the deposit's geological aspects and area.
3. ***The starting date of commercial development and the period of reaching design capacity shall be specified in a supplementary license agreement subject to the results of state appraisal.***
4. ***Pilot mining of up to 50 thou t.*** The Department of Natural Resources of the Murmansk Region approved amendment of the license agreement as regards pilot mining of 150 thou t for the purpose of continued improvement of the opening scheme and performance of an additional technological study.
Other responsibilities of the Issuer: ***to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of the lake of Sopchyarv and the creek of Petlanditovy, to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.***
Ore output. ***According to the bidding terms the Issuer shall annually increase the output of chromite ore by at least 200 thou t according to the duly approved mining project. The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore is presently mined.***
Recurring payments: ***Regular payments for mineral resources development at the rate specified for exploration and evaluation of mineral resources per area except discovered deposits. Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance. If the period of geological survey is extended the payments increase 1.5 times.***

Number: ***MUR 00554 TE***
Date of issue: ***March 4, 2002***
Valid to: ***December 31, 2021***
Licensed operations: ***Titan-magnetite – ilmenite ore exploration and mining in the south-east part of the Gremyakha-Vyrmes Massif.***
Grounds for issue: ***Joint Resolution of the Russian Ministry of Natural Resources (No. 17 of May 3, 2001) and the Murmansk Region Administration (No. 186 PP of May 25, 2001) "On Results of Bidding for Exploration and Development of titano-magnetite – ilmenite ore deposit at the South-East Part of the Gremyakha-Vyrmes Massif".***
Deposit area description. ***The site in located in the Kolski District of the Murmansk Region, 30 km to the south-west of the township of Murmashi. Explored in 1994-1995 at the stage of exploration and evaluation by magnetic prospecting, drilling of holes 120 to 360 m deep and laboratory testing of the ore processing properties (11 small samples and 1 laboratory technological sample). The deposit consists of 6 steep ore bodies. Since August 2000 the site was explored under License No. MUR 00483 issued to OAO «Kola Mining and Metallurgical Company» and valid to***

March 31, 2003 which was cancelled on the date of issue of the license under review. The site has a mine take status, its area being 3 sq km and provisional depth limitation minus 500 m from the surface.
Responsibilities of the Issuer:
1. ***Geological exploration shall be completed by September 30, 2002, its results used to prepare a feasibility study and «provisional» conditions. If found feasible the project of geological exploration shall be developed by December 31, 2002.***
2. ***Geological exploration shall include two stages. Stage 1 — exploratory drilling for future mining to the depth of 200 m, approval of C1 (possibly B) grade reserves, preparation of the mine technical project, presentation of the report on reserve calculations by December 31, 2003. Stage 2 — additional exploration of the deposit area, the scope of mining and drilling operations to be determined by a supplementary project.*** Amendment of the license agreement to increase the site area to 13.9 sq km and change the periods of the exploration stages by July 30, 2005 due to the changed understanding of the deposit's geological aspects and area resulting in the increased scope and period of operations. The amendments are approved by the Department of Natural Resources of the Murmansk Region.
2004 exploration performed according to the approved schedule. The feasibility study of prospecting conditions has been completed.
Geological exploration. ***Bore hole drilling. Office processing of obtained information.***
Ore output. ***The output and the period of reaching design capacity shall be specified in a supplementary license agreement. No ore mining is presently performed.***
Other responsibilities of the Issuer: ***to perform mining operations in accordance with applicable environmental standards; to apply technology preventing pollution of surface and subsurface water; to arrange the monitoring of adverse effects of geological survey and mining operations on environment; to provide for land rehabilitation upon mining completion.***
Recurring payments ***Regular payments for mineral resources development at the rate specified for exploration of mineral resources per area where mineral resources have been confirmed and recorded by the State Reserves Balance.***
In case of mining and product marketing 1% of revenue shall be allocated to the Association of Kola Lapps as agreed upon with the Kolski District Administration.

Number: ***PTZ 11382 BP***
Date of issue: ***January 21, 2003***
Valid to: ***December 31, 2007***
Licensed operations: ***Exploration and evaluation of platinum metal and gold deposits within the Sumozero-Peluzerskaya Area (Karelia).***
Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources approved by the Government of the Republic of Karelia.***
Deposit area description. ***The site is located within the Belomorski and Segezhski Districts of the Republic of Karelia and has a mine claim status. The site area is 1,710 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.***
Responsibilities of the Issuer:
1. ***The geological prospecting project shall be prepared and approved by July 1, 2003.*** The project was approved by the Scientific and Technical Council of OAO «GMK «Norilsk Nickel» on January 16, 2003.

2. *Geological prospecting shall be started by September 1, 2003* — Executed.
3. *The precious metal manifestation shall be located by December 30, 2004.* Executed.
4. *Evaluation of discovered deposits shall be completed by December 30, 2006.*
5. *The report on geological exploration and evaluation of C2 grade reserves and P1 grade resources shall be presented by September 30, 2007.*

Geological exploration: *Comprehensive proactive geophysical prospecting has been performed. Bore hole drilling. Office processing of obtained data.*

Recurring payments *for the use of natural resources are charge according to applicable tax law and law on mineral resources.*

Number: *PTZ 11381 BP*

Date of issue: *January 21, 2003*

Valid to: *December 31, 2007*

Licensed operations: *Exploration and evaluation of platinum metal and gold deposits within the Loukhskaya Area (Karelia).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources approved by the Government of the Republic of Karelia.*

Deposit area description. *The licensed site is situated in the eastern part of the Loukhski District, Republic of Karelia and has a mine claim status with a 300 m depth limit. The site area is 1,443 sq km. No exploration of metal deposits have been earlier performed, the possibility of gold-platinoid and copper-nickel manifestation was forecast by mathematical methods. No undiscovered potential resources have been identified.*

Responsibilities of the Issuer:

1. *The geological prospecting project shall be prepared and approved by July 1, 2003.* The project was approved by the Scientific and Technical Council of OAO «GMK «Norilsk Nickel» on June 16, 2003.
2. *Geological prospecting shall be started by September 1, 2003.* Executed.
3. *The commercial precious metal manifestation shall be located by December 30, 2004.* Executed.
4. *Evaluation of discovered deposits shall be completed by December 30, 2006.*
5. *The final report on calculation of C2 grade reserves and P1 grade resources shall be presented for state appraisal by September 30, 2007.*
6. *The annual environmental monitoring program shall be developed and approved.* The program is under development.

Geological exploration: *geochemical and comprehensive proactive geophysical prospecting. Bore hole drilling. Office processing of obtained data.*

Recurring payments *for the use of natural resources are charge according to applicable tax law and law on mineral resources.*

Number: *KRR 11303 TP*

Date of issue: *October 2, 2002*

Valid to: *October 2, 2007*

Licensed operations: *Exploration and evaluation of platinum-copper-nickel ore deposits in the Kingashskaya area (Krasnoyarsk Territory).*

Grounds for issue: *Resolution of the Russian Ministry of Natural Resources No. 403-r dated September 18, 2002 approved by the Administration of the Krasnoyarsk Territory (Letter No. 21/4 of August 7, 2002) under paragraph 5, Article 1-10 of the Law of the Russian Federation «On Mineral Resources».*

Deposit area description. *The licensed site is situated in the Sayanski District of the Krasnoyarsk Territory, in the north-eastern part of the Kanskaya block, a projection of the Pre-Cambrian basement of the Siberian Platform, and has a mine claim status. The site area is 260 sq km.*

Responsibilities of the Issuer:

1. Development and approval of the geological exploration project by February 30, 2003. Performed by February 20, 2003.

2. Commencement of field survey by June 30, 2003. Performed.

3. Completion of the first exploration stage by December 30, 2003. Performed.

4. Completion of the second stage of platinum-copper-nickel ore deposit exploration and evaluation by December 30, 2006.

5. Presentation of the final report on calculated reserves and expected resources — by July 1, 2007.

Geological exploration: *Comprehensive geophysical prospecting. Bore hole drilling. Office processing of obtained data.*

Recurring payments: *180 Rubles per 1 sq km of the area.*

Number: *DUD 11809 BP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: *Geological exploration of the Norilsk ore knot for the presence of platinoids (Krasnoyarsk Territory, Taimyr Autonomous Area).*

Grounds for issue: *Resolution No. 391-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous Area (Letter No. 188 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation «On Mineral Resources».*

Deposit area description: *The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous Area close to Norilsk, in a differentiated intrusion zone of the mountain of Chernaya, Norilsk-2 and the mountain of Zub-Marksheiderskaya similar to the Norilsk-1 intrusives where a deposit of low-sulfide platinum ore was discovered. The site area is 184 sq km.*

Responsibilities of the Issuer:

1.Approval of the operation plan – by June 1, 2003. Executed.

2. Beginning of field survey by June 30, 2004. Field survey actually began in 2003.

3. Core hole drilling: 2004 — at least 1,500 m (1,901 m drilled)*; 2005 — at least 1,000 m; 2006 — at least 1,000 m; 2007 — at least 1,500 m.*

4. Completion of the first stage (exploration) — by December 12, 2006.

5. Completion of the second stage (manifestation and field evaluation) — by December 30, 2007.

6. Presentation of the final report on calculated reserves and expected resources — by July 1, 2007.

Geological exploration: *office processing of obtained data.*

Recurring payments: *The rate of recurring payments is fixed according to applicable law on mineral resources.*

Number: *DUD 11810 TP*

Date of issue: *October 16, 2003*

Valid to: *September 1, 2008*

Licensed operations: ***Geological exploration of the Koevskaya area for copper-nickel ore (Krasnoyarsk Territory, Taimyr Autonomous Area).***
Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 390-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous Area (Letter No. 189 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous Area 30 km to the north-west of Norilsk, on the western bank of Pyasino Lake where holes drilled for the purpose of geological survey revealed Norilsk-type intrusions with vein-disseminated sulfide copper-nickel manifestation. The site area is 270 sq km.***
Responsibilities of the Issuer:

1. ***Approval of the operation plan by December 30, 2003.*** The plan has been approved.
2. ***Beginning of field survey by June 30, 2004.*** Field survey began in 2003.
3. ***2004 geophysical operations: gravimetric prospecting — at least 50 sq km*** (in 2003 100 sq km covered); ***electrical prospecting (MT sounding) — at least 50 physical points*** (actually: 2003 — 100 physical points).
4. ***Drilling: 2004 — at least 2,000 m*** (actually: 2003 — 1,700 m, 2004 — 3,810 m); ***2005 — 1,500 m; 2006 — at least 1,000 m; 2007 — at least 1.000 m.***
5. ***Completion of the exploration stage — by December 30, 2006.***
6. ***Completion of the evaluation stage — by December 30, 2007.***
7. ***Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.***

Geological exploration: ***bore hole drilling, office processing of obtained data.***
Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***DUD 11811 TP***
Date of issue: ***October 16, 2003***
Valid to: ***September 1, 2008***
Licensed operations: ***Geological exploration of the Mikchangdinskaya area for sulfide copper-nickel ore (Krasnoyarsk Territory, Taimyr Autonomous Area).***
Grounds for issue: ***Resolution of the Russian Ministry of Natural Resources No. 392-r of September 2, 2003 approved by the Administration of the Taimyr Autonomous Area (Letter No. 187 of April 2, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***The licensed site has a mine claim status and is situated in the Dudinski District of the Taimyr Autonomous Area 80 km to the north-east of Norilsk, in the Mikchangda River basin where holes drilled for the purpose of geological survey revealed shallow injected intrusive bodies accompanied by the aureole of metasomatic formations with copper-nickel manifestation. The site area is 2,515.7 sq km.***
Responsibilities of the Issuer:

1. ***Approval of the operation plan by December 30, 2003.*** The plan was approved.
2. ***Beginning of field survey by June 30, 2004.*** Field survey began in 2003.
3. ***2004 electrical prospecting (MT sounding) — at least 30 physical points.*** Actually: 2003 — 230 physical points. Additionally gravimetric prospecting of 400 sq km and KAGS-25 of 900 sq km were carried out.

5. *Core hole drilling: 2004 — at least 2,000 m* (3,000 m drilled)*; 2005 — at least 1,500 m; 2006 — at least 1,000 m; 2007 — at least 1,000 m.*

6. *Completion of the exploration stage — by December 30, 2006.*

7. *Completion of the evaluation stage — by December 30, 2007.*

8. *Presentation of the final report on calculated reserves and expected resources — by July 30, 2008.*

Geological exploration: ***bore hole drilling, office processing of obtained data.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 11985 BP***

Date of issue: ***December 4, 2003***

Valid to: *November 1, 2008*

Licensed operations: ***Geological exploration of the Monchegorski ore zone for platinum metals (Murmansk Region).***

Grounds for issued: ***Resolution of the Russian Ministry of Natural Resources No. 492-r of November 5, 2003 approved by the Administration of the Murmansk Region (Letter No. 01-01/01-07/400 of March 20, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation «On Mineral Resources».***

Deposit area description: ***The licensed site has a mine claim status and is situated** to **the south of Monchegorsk. The site area is 39 sq km. In 1999-2000 OAO «Kola Mining and Metallurgical Company» performed PMs exploration of the area including the licensed site under License No. MUR 00460 TP (registration date — September 29, 1999, expiry date — March 30, 2003). Within the area a range of geophysical and drilling operations relating to the geological exploration stage and floatation testing of small laboratory samples were performed resulting in the discovery of a number of sites with low-sulfide platinum manifestation. At present improvement of processing flowsheets is continued. The State Reserves Balance records for the site off-balance copper-nickel ore reserves and inferred PMs reserves of several ore manifestations.***

Responsibilities of the Issuer:

1. *Approval of the operation plan by April 30, 2004.* The plan has been approved.

2. *Beginning of field survey by June 30, 2004.* The field survey has begun.

3 *.Completion of the exploration stage by December 30, 2006.*

4. *Areal geophysical prospecting: 2004 — at least 2 sq km; 2005 — at least 2 sq km.*

5. *Surface tunnel driving: 2004 — at least 500 cu m; 2005 — at least 500 cu m.*

6. *Core hole drilling: 2004 — at least 1,000 m; 2005 — at least 1,000 m (3,300 m drilled); 2006 — at least 1,000 m; 2007-08 — at least 2,000 m.*

7. *Completion of the evaluation stage — by September 30, 2008.*

8. *Presentation of the final report on calculated reserves and expected resources — by October 30, 2008.*

2004 exploration: exploration performed according to the approved schedule.

Geological exploration: ***bore hole drilling, office processing of obtained data.***

Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***MUR 11986 BP***

Date of issue: ***December 4, 2003***

Valid to: *November 1, 2008*
Licensed operations: ***Geological exploration of the «Mountain of Generalskaya» area for copper-nickel ore and platinoids (Murmansk Region).***
Grounds for issued: ***Resolution of the Russian Ministry of Natural Resources No. 491-r of November 5, 2003 approved by the Administration of the Murmansk Region (Letter No. 01-01/01-07/401 of March 20, 2003) under paragraph 5, Article 10-1 of the Law of the Russian Federation «On Mineral Resources».***
Deposit area description: ***The licensed site has a mine claim status and is situated in the Pechengski District of the Murmansk Region near the town of Zapolayrny. The site area is 10.4 sq km. Before 2002 exploration of the was performed by Murmansk Surveying Company of SZGTU and Pechenga Integrated Surveying Company funded by the Government. The 2002 exploration was funded and performed by Pechenga Integrated Surveying Company and OAO «Kola GMK» and included magnetic prospecting, IP-MG electrical prospecting, transient electromagnetic exploration, field exploration, mining operations, drilling of holes 50 m to 1,700 m deep. The exploration showed that the mountain of Generalskaya is of a fundamentally laminated type and includes 3 to 7 horizons with 0.5 m to 10 m low-sulfide platinum manifestation traced to the depth of 1,500 m. Additionally, PMs manifestation was also discovered in cross-cutting bodies represented by vein-disseminated copper manifestation presumably of the stockwork type. AO «Institute Gipronickel» tested 5 laboratory samples of the ore to determine its processing properties. Within the site undiscovered P1 platinoid, nickel and copper resources are recorded.***
Responsibilities of the Issuer:
1. ***Approval of the operation plan by April 30, 2004.*** The plan has been approved.
2. ***Beginning of field survey by June 30, 2004.*** Field survey has begun.
3. ***Completion of the exploration stage by December 30, 2006.***
4. ***Areal geophysical prospecting: 2004 — at least 2.5 sq km; 2005 — at least 5.2 sq km.*** Geophysical prospecting is under way.
5. ***Surface tunnel driving: 2004 — at least 500 cu m; 2005 — at least 500 cu m.***
6. ***Core hole drilling: 2004 — at least 1,000 m*** (1,592.5 m drilled); ***2005 — at least 2,000 m*** (2,414 m drilled)***; 2006 — at least 2,000 m; 2007-08 — at least 1,500 m.***
7. ***Completion of the evaluation stage — by August 30, 2008.***
8. ***Presentation of the final report on calculated reserves and expected resources — by September 30, 2008.***

Geological exploration: ***Bore hole drilling. Office processing of obtained data.***
Recurring payments: ***The rate of recurring payments is fixed according to applicable law on mineral resources.***

Number: ***TMB 56180 TP***
Date of issue: ***December 4, 2003***
Valid to: *November 1, 2008*
Licensed operations: ***Additional exploration of the Central ilmenite-rutile-zircon sand deposit (Tambov Region).***
Grounds for issue: ***The list of licenses for mineral resources development to be issued to mineral resources users (Minutes No. 55 of the Working Group of Experts dated October 10, 2003) approved by the Ministry of Natural Resources of the***

Russian Federation and Authorization No. 1-2-01/873 of the Tambov Region Administration dated July 9, 2003.

Deposit area description. ***The licensed site is situated in the Rasskazovski District of the Tambov Region and has a mine claim status. The site area is 123.84 sq km. Geologically the site belongs to the eastern slope of the Voronezh anteclise, at its boundary with the Ryazan-Saratov Depression, in the western part of the Tambov placer area.***

Responsibilities of the Issuer:

1. ***Approval of the operation plan by May 30, 2004.***

2. ***Beginning of field survey by May 30, 2004.***

3. ***Completion of the first stage by December 30, 2004.***

4. ***2004 volume of operations: water well drilling — 440 m*** (performed)***; exploratory well drilling — 30 wells up to 30 m deep*** (performed)***; taking 20 t of ore sand samples; development of the deposit's geological model*** (performed).

5. ***2005-08 volume of operations: bore hole drilling — at least 1,500 m; recalculation of C2, C1, B titanium and zircon ore reserves.***

6. ***Presentation of the final report on calculated reserves — by June 30, 2008.***

Geological exploration: ***office processing of obtained data.***

Recurring payments: ***270 Rubles per 1 sq km.***

Licenses held by ZAO "Polyus"

Number: ***KRR 00942 BE***
Date of issue: ***May 24, 2000***
Valid to: ***September 1, 2013***
Licensed operations: ***development of the Olimpiadinskoye gold deposit (Krasnoyarsk Territory).***
Grounds for issue: ***Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.***
Brief site description. ***The Olimpiadinskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. The oxidized ore reserves were approved by the USSR State Reserves Committee on December 27, 1985, Minutes No. 9899, the oxidized ore reserves were approved by the State Reserves Committee of the Russian Ministry of Natural Resources on December 10, 1993, Minutes No. 205, the antimony and sulfur reserves were discarded by the State Reserves Committee of the Russian Ministry of Natural Resources on October 25, 2000, Minutes No. 609, following the implementation of the bacterial leaching technology. Since 1985 the deposit has been developed by the "Vostochny" open-pit mine and since 2004 also by the "Zapadny" open-pit mine. The output over 9 months of the year amounted to 1,155 thou t of oxidized ore and 2,703 thou t of primary ore.***
Responsibilities:

1. ***To complete by 2002 the first stage of the gold recovery plant.***
2. ***To increase annual production capacity of the mining and processing facility to 2.5-3.0 mln t by 2010.***

In October 2001 a primary ore processing plant was commissioned, its design capacity being 3 mln t a year. During the first nine months of 2005 the concentrating mill processed 1,283 thou t of primary ore.
Recurring payments: ***the rate of tax on gold and associated silver mining is 6% of the price of produced gold and 6.5% of the price of associated silver.***

Number: ***KRR 00944 BR***
Date of issue: ***May 24, 2000***
Valid to: ***first stage (geological exploration and evaluation) — May 24, 2005; second stage (prospecting of discovered deposits, calculation and geological appraisal, preparation of feasibility study and deposit development) — February 1, 2022 (the license only remains in effect for the discovered deposits).***
Licensed operations: ***exploration and development of gold ore deposit in the Olimpiadninskaya area (Krasnoyarsk Territory).***
Grounds for issue: ***Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.***
Brief site description. ***The Olimpiadninskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. The 1998-2000 project of the gold deposit exploration and evaluation and the prospecting plan of ZAO "Polyus" were approved by the Head Office of the Centre for Implementation of Environmental and Natural Management Programs of the Krasnoyarsk Territory under No. 16-98-***

18/3 on May 5, 1999 and extended to 2004 by the Scientific and Technical Council for Environmental Management of the Krasnoyarsk Territory on October 10, 2002, Minutes No. 292-1. At the exploration stage the site is assigned the mine claim status. The boundaries of mine takes and allocated land of newly discovered and located deposits are subject to approval based on development projects. The area of the provisional mine claim is 1,340 sq km.

Responsibilities:

1. To complete by May 24, 2005 the first exploration stage (exploration and evaluation of identified reserves and submission of calculated reserves and resources for state appraisal).

The report on gold ore exploration and evaluation in the Olimpiadinskaya area was presented in January 2004, the "Olenye" deposit reserves were approved by Minutes No. 594 of the Regional Reserves Committee on March 20, 2004. In May 2005 a report was prepared containing the calculation of the Blagodatnoye deposit reserves submitted for consideration to the State Reserves Committee of the Russian Ministry of Natural Resources. As of January 1, 2005 the Blagodatnoye deposit's B+C1+C2 reserves of 222.4 t were first recorded by the State Reserves Committee (Minutes No. 1081 of September 23, 2005) with the average content of 2.4 g/t.

2. To prepare by October 1, 2005 and have approved the second stage program of resources exploration and evaluation.

The program of resources exploration and evaluation in the Olimpiadinskaya area was submitted and approved on July 26, 2005.

3. To complete by December 31, 2009 geophysical prospecting of the License Area.

The cost of prospecting over the first 9 months of the year amounted to 8.7 mln Rubles.

4. To prepare by January 1, 2008 a technical project of the Olenye deposit development and by December 31, 2011 a technical project of the Blagodatnoye deposit development.

5. To begin by June 1, 2008 the construction of a mine at the Olenye deposit and by July 1, 2012 at the Blagodatnoye deposit.

6. To provide by December 31, 2009 for design output at the Olenye deposit and by July 1, 2013 at the Blagodatnoye deposit. The production level shall be specified according to the technical project.

Recurring payments:

— *for exploration and evaluation of mineral resources — 190 Rubles per 1 sq km;*

— *for prospecting of mineral resources — 12,000 Rubles per sq km.*

Number: ***KRR 00943 BE***
Date of issue: ***May 24, 2000***
Valid to: ***January 1, 2017***

Licensed operations: ***Geological exploration and gold mining at the Tyradinskoye ore manifestation (oxidized ore) (Krasnoyarsk Territory).***
Grounds for issue: ***Resolutions of the Krasnoyarsk Territory Administration No. 16-P of February 18, 2000 and the Committee for Natural Resources of the Krasnoyarsk Territory No. 20/15-n of February 17, 2000 on conversion of licenses for use of mineral resources.***
Brief site description. ***The Tyradinskoye deposit is located in the Severo-Yeniseiski District of the Krasnoyarsk Territory. In 1998 its reserves were subjected to state appraisal and classified as a deposit. The gold reserves were approved as C1 and C2 reserves by the Regional Reserves Committee of Krasnoyarskprirodresursy on July 2, 2998, Minutes No. 476.***
Responsibilities:
1. To prepare by the end of 2000 an ore development and processing project.
The technical project of deposit development was prepared by AO "SIBTSVETMETNIIPROYEKT" and approved by Minutes No. 08-563/68 of the Committee for Natural Resources of the Krasnoyarsk Territory on April 20, 2001.
2. To begin in 2004 commercial ore mining and gold production.
The operations began in September 2003, the output of the first six months of 2005 amounted to 130 thou t of oxidized or and 80 thou t of associated primary ore.
3. To provide for at least 90% total gold recovery;
during the first half of 2005 — 97.15% total gold recovery.
Recurring payments: ***gold mining tax — 6 % of the price of produced gold and 6.5% of the price of associated silver.***

Number: ***KRR 12068 BE***
Date of issue: ***December 29, 2003***
Valid to: ***December 31, 2023 and may be extended for completion of the deposit development and abandonment operations.***
Licensed operations: ***Gold ore prospecting and mining at the Titimukhta deposit (Krasnoyarsk Territory).***
Grounds for issue: ***Resolutions No. 581-r of the Russian Ministry of Natural Resources and No. 1144-r of the Board of Administration of the Krasnoyarsk Territory on results of the bidding for gold ore prospecting and mining at the Titimukhta deposit held in Krasnoyarsk on December 3, 2003.***
Brief site description: ***The licensed site with a mine claim status is situated 50 km from the township of Severo-Yeniseiski of the Krasnoyarsk Territory and has an area of 1.2 sq km. As of January 1, 2003 the licensed site's C2 gold deposits and expected P1 reserves were approved (Minutes No. 626 of the Regional Reserves Committee dated October 18, 2001).***
Responsibilities:
1. To prepare by September 30, 2004 and have approved the deposit prospecting project. «The 2004-2006 Titimukhta Deposit Prospecting Project» (state registration No. 16-04-14/1) was approved on April 14, 2003.
2. To begin the deposit prospecting by December 30, 2004.
The deposit prospecting began in Quarter IV 2004. During the first 9 months of the year test bore holes totaling 10,940 running metres were drilled and 47.7 mln Rubles invested.
3. To complete the deposit prospecting by December 30, 2005.
4. To submit by September 30, 2006 for state appraisal a report containing reserves calculation.

5. To prepare by December 30, 2006 and have approved a technical project of the deposit development.

6. To commission by December 30, 2007 a mine with an annual output of at least 2 t.

Recurring payments: ***for natural resources utilization — 10,800 Rubles per sq km.***

Number: ***KRR 01525 BR***

Date of issue: ***December 6, 2004***

Valid to: ***November 1, 2029***

Licensed operations: ***Geological exploration. prospecting and mining of gold ore at the Panimbinski ore knot (Krasnoyarsk Territory).***

Grounds for issue: ***Minutes No. 2 of September 15, 2004 of the bidding committee for geological exploration, prospecting and mining of gold ore at the Panimbinski ore knot in the Severo-Yeniseiski District.***

Deposit site description. ***The licensed area with a mine claim status is situated in the Severo-Yeniseiski of the Krasnoyarsk Territory and has an area of 66.2 sq km. Earlier exploration identified within the licensed area five gold ore manifestations: Panimbinskoye, Pravoberezhnoye, Mikhailovskoye, Zolotoye and Tavrik. No definite reserves and resources of the manifestations have been recorded.***

Responsibilities:

1. To perform geological exploration of the licensed area and submit a report on calculated reserves for state appraisal within a five-year period.

In the first half of 2005 a project of geological exploration was developed, pre-survey information was prepared and in June exploration was started. Investments in exploration over 9 months of the year amounted to 15.2 mln Rubles.

2. The gold mine's annual production capacity estimated as 300 kg shall be finally specified in the deposit development project based on geological exploration results.

Recurring payments:

for exploration and evaluation of mineral resources — 210 Rubles per 1 sq km;

for prospecting of mineral resources — 10,800 Rubles per sq km.

Licenses held by OAO "Taimyrgas"

Number: ***DUD 00093 NE***

Date of issue: ***December 29, 1998***

Valid to: ***January 1, 2020***

Licensed operations: ***gas and gas condensate recovery from Lower Cretaceous deposits (Sukhodudinskaya suite) and geological exploration for the purpose of new resources development in Cretaceous and Jurassic deposits at the Pelyatkinskoye gas-condensate field.***

Grounds for issue: ***resolution of the Administration of the Taimyr (Dolgano-Nenets) Autonomous Area and the Committee for Natural Resources of the Taimyr Autonomous Area on the conversion of License No. DUD 00040 NE «Gas and condensate recovery and additional prospecting at the Pelyatkinskoye gas-condensate field» based on paragraph 4, Article 10-1 and paragraph 3, Article 17-1 of Law of the Russian Federation No. 27-FZ «On Mineral Resources» of March 3, 1995.***

Deposit site description: ***The licensed site is situated in the Ust-Yeniseiski District of the Taimyr (Dolgano-Nenets) Autonomous Area 210 km to the west of Dudinka and***

has a mine claim status restricted by the bottom of Jurassic deposits. The site area is 28,875.56 ha.
Responsibilities: ***Pursuant to the license agreement the license holder shall construct the Pelyatkinskoye field – Severo-Soleninskoye field gas pipeline, the field exploitation rate being specified by the pilot development project subject to the demand of consumers within the Taimyr Autonomous Area consumers and the areas under supervision of the Norilsk City Administration.***
Recurring payments: ***statutory payments: gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.***

Licenses held by OAO «Norilskgasprom»

Number: ***DUD 00083 NE***
Date of issue: ***September 25, 1999***
Valid to: ***June 2018***
Licensed operations: ***Hydrocarbon gas production, exploration of Lower Cretaceous and Jurassic deposits at the Messoyakhskoye gas field.***
Grounds for issue: ***The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous Area.***
Deposit site description: ***The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous Area, Tazovski District of the Yamalo-Nenets Autonomous Area.***
The site with a mine claim status has an area of 23,982.3 ha.
Responsibilities: ***compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of non-airtight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources.***
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basic authority.
Recurring payments: ***gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.***

Number: ***DUD 00082 NE***
Date of issue: ***June 25, 1999***
Valid to: ***June 2018***
Licensed operations: ***Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Severo-Soleninskoye gas-condensate field.***
Grounds for issue: ***The right to exploit the sites was granted by executive committees of the Tyumen Region and the Taimyr Autonomous Area.***
Deposit site description: ***The site is situated at the township of Tukhard, Ust-Yeniseiski District of the Taimyr Autonomous Area, Tazovski District of the Yamalo-Nenets Autonomous Area.***
The site with a mine claim status has an area of 12,651.3 ha.
Responsibilities: ***compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of non-airtight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya formation deposits and Jurassic deposits for proper appraisal.***
Performance of responsibilities:
Land lease agreements with district administrations were concluded. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.
Recurring payments: ***gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.***

Number: ***SLH 00019 NE***
Date of issue: ***October 6, 1993***
Valid to: ***2018***
Licensed operations: ***Hydrocarbon gas and condensate production, exploration of Lower Cretaceous and Jurassic deposits at the Yuzhno-Soleninskoye gas-condensate field.***

Grounds for issue: ***The right to exploit the sites was granted by Resolution No. 25 of the Head of Administration of the Tazovski District, Yamalo-Nenets Autonomous Area dated April 16, 1993.***
Deposit site description: ***The site is situated 215 km to the north-east of the township of Tazovski, Yamalo-Nenets Autonomous Area, Tyumen Region.***
The site with a mine claim status has an area of 12,183 ha.
Responsibilities: ***compliance with applicable standards and regulations for operating safety, field development control and environment protection; utilization of mineral resources solely for approved purposes; development of the field in accordance with the approved project and technical maintenance rules; application of the most efficient recovery methods to extract all useful components; prevention of above-standard losses of mineral resources, selective reservoir development, operation of non-airtight wells, gas crossflow between beds and gas escape to the surface; recording of the condition and changes of reserves and losses of mineral resources; development drilling and maintenance of geological, surveying and engineering documentation; prevention of any damage to the developed field and adjacent fields, protection of temporarily preserves mineral resources; providing for operations safety for employees and people, protection of the field from fire and other hazards deteriorating the quality of mineral resources and the field's commercial value or impeding development thereof; preparation and approval of emergency response plans; prevention of the construction within the mine take of buildings, structures and other facilities without consent of supervisory authorities; providing for conservation and abandonment of the field or a part thereof in case of development suspension or discontinuation upon approval by supervisory authorities; reclamation of the sites disturbed by the development of mineral resources as specified by applicable law; entry into land use agreements with land owners; obtaining licenses for utilization of water resources; presentation upon completion of exploration and prospecting of the calculations of hydrocarbon reserves in the Nizhnekhetskaya suite deposits and Jurassic deposits for proper appraisal.***
Performance of responsibilities:
Land applications are being considered by the Department of Natural Resources Management and Oil-and-Gas Complex Development in Salekhard. The license for utilization of water resources was obtained. The application for a water intake is being considered by the Tyumen basin authority.
Recurring payments: ***gas — 135 Rubles per 1,000 cu m, condensate — 17.5%.***

b) Processing of recovered mineral products

Polar Branch

The Polar Branch mines develop the Oktyabrskoye, Talnakhskoye and Norilsk-1 deposits. Seven mines produce nickel ore of different grades containing nickel, copper, platinum, palladium, gold and other minerals.

The ore produced by the Polar Branch mines is concentrated by Talnakhskaya and Norilsk Concentrating Mills. Talnakhskaya mill processes a part of high-grade copper ore of the Talnakhsko-Oktyabrskoye deposit producing nickel, copper and pyrrhotine concentrate. Norilsk Mill processes the total output of disseminated ore mined at the Taimyr deposits, a part of high-grade cupreous ore of the

Talnakhskoye and Oktyabrskoye deposits and old pyrrhotine concentrate to manufacture nickel and copper concentrate.

The Polar Blanch operates three metallurgical plants: Nadezhdinski, Nikelevy and Medny.

Nadezhdinski Metallurgical Plant processes nickel and pyrrhotine concentrate produced by Talnakhskaya Concentrating Mill, about 15% of concentrate produced by Norilsk Concentrating Mill and copper concentrate produced by the Converter Matte Separation Shop of the nickel plant to manufacture converter matte, copper anodes and elementary sulfur.

Nikelevy Plant processes about 85% of nickel concentrate produced by Norilsk Concentrating Mill, the total output of old pyrrhotine concentrate and a part of converter matte produced by Nadezhdinski Metallurgical Plant to manufacture commercial nickel and cobalt.

Medny Plant processes copper concentrate produced by Norilsk and Talnakhskaya Concentrating Mills and copper anodes of Nadezhdinski Metallurgical Plant to manufacture commercial copper, elementary sulfur and sulfuric acid. The metallurgical shop of the copper plant producing precious metal concentrates processes slime produced by the Copper Electrolysis Shop and the Nickel Electrolysis Shop to manufacture precious metal concentrates, metallic silver, selenium and tellurium.

The Polar Branch refines precious metals at Krasnoyarsk, Priokski and Yekaterinburg non-ferrous plants under tolling contracts.

The Company outsources a subcontractor for partial processing of mineral products (separation of gravitational concentrate during ore concentration).

The price of outsources mineral product processing over the period under review amounted to USD 707.5 thou less VAT.

<u>Kola GMK</u>

Kola GMK develops the Zhdanovskoye, Zapolyarnoye, Kotselvara and Semiletka deposits. Four mines of Kola GMK produce disseminated ore containing nickel, copper and other minerals.

The concentrating mill of «Pechenganickel» Works operated by Kola GMK processes ore produced by the Kola Peninsula mines to manufacture collective copper-nickel concentrate.

The ore roasting shop of «Pechenganickel» Works processes the concentrate produced by the concentrating mill further processed by the smelter shop to manufacture converter matte delivered for further processing to «Severonickel» Works. «Severonickel» Works process converter matte received from the Polar Branch of GMK «Norilsk Nickel» and «Pechenganickel» Works as well as scrap, waste and raw materials delivered by domestic and foreign suppliers, the principal

products being electrolytic nickel and copper, precious metal concentrates and sulfuric acid.

Precious metals produced by Kola GMK are refined by Krasnoyarsk, Priokski and Yekaterinburg non-ferrous plants under tolling contracts.

ZAO «Polyus»

ZAO «Polyus» mines oxidized and sulfide ore at the Olimpiadinskoye gold ore deposit in the Krasnoyarsk Territory. Gold is produced by two factories:
— Gold Recovery Factory No. 1 commissioned in 1996 performs hydrometallurgical processing of high-grade oxidized ore;
— Gold Recovery Factory No. 2 commissioned in 2001 applies a biohydrometallurgical technology (bioleaching) to process resistant sulfide ore.

Precious metals produced by ZAO «Polyus» are refined by Krasnoyarsk non-ferrous plant under tolling contracts. During the quarter under review the price of outsources refining services showed 38,940.0 thou Rubles.

OAO «Norilskgasprom»

In Quarter III 2005 no gas condensate processing was carried out.

OAO «Taimyrgas»

In Quarter III 2005 OAO «Taimyrgas» did not perform any processing operations.

c) Product marketing

OAO «GMK «Norilsk Nickel» holds licenses required for export of precious metals and individual types of carbonyl nickel powder. PMs are marketed in accordance with Decree No. 51-4 of the Russian Government dated January 24, 2002.

ZAO «Polyus» has a license for refined bar gold export issued by the Russian Ministry of Economic Development.

License No. 4000717 issued by the Russian Ministry of Energy on November 29, 2002 authorizes OAO «Taimyrgas» to sell oil, gas and relating products under Resolution No. 425 of the Russian Ministry of Energy dated November 29, 2002. The license is valid to November 28, 2007.

3.2.10. Additional requirements to issuers basically engaged in providing communication services

To be left blank.

3.3. The Issuer Prospects

The Company's development strategy is based on the following four principles:
change of the output subject to expected market demand;

production efficiency improvement;
solution of environmental problems;
maintaining steady and efficient operations.

In 2005-05 the Company will focus on maintaining the ore output, upgrading and reconstruction of production facilities and further reduction of unit costs. The principal initiatives scheduled in 2006 include further increase in ore output at «Severny-Gluboki» mine (Kola Peninsula), starting the reconstruction of a «Komsomolskaya» mine shaft and the construction of a new shaft at «Skalisty» mine of the Company's Polar Branch.

The Company's 2005 plans include continued reconstruction the "Lebyazhye" tailing dump to provide the Polar Branch facilities with required tail storage capacity adequate to the projected increase in ore output and processing.

Organization in 2005 of integrated power company in Taimyr

In March 2005 the Company announced its plan to create together with RAO EES an integrated power company in the Norilsk Industrial Region. OAO "Norilsk-Taimyr Power Company" is expected to start operations in Quarter IV 2005.

Implementation of optimum transportation system

To implement an optimum transportation system the Company continues operations started in 2004 and intended to secure the safety of the Northern Sea Route freight transportation.

Environment protection

A major objective pursued by the Company is to reduce hazardous air emission and improve the ecological situation on the Taimyr and Cola Peninsulas. The Strategy of Production Development for the Period to 2015 approved by the Board of Directors provides for a group of environment protection actions.

According to the Company's estimates by 2015 such actions will result in a 78% reduction of sulfur dioxide discharge into the atmosphere on the Taimyr Peninsula.

To reduce hazardous emission and considerably improve the ecological situation in Kola GMK (Kola Peninsula) GMK «Norilsk Nickel» together with the Government of Norway implements a project of «Pechenganickel» metallurgical plant renovation expected to enable the reduction of pollutant emission by more than 90%.

3.4. Participation of the Issuer in Industrial, Banking and Financial Groups, Holdings, Concerns and Associations

International Platinum Association e.V.

The International Platinum Association e.V. (hereinafter referred to as the International Platinum Association or the Association) was registered in 1988 in

Frankfurt am Main (FRG) as a non-profit non-governmental organization. The Association unites major players of the world market of platinum metals and relating products.

Before 1999 Russia was represented in the International Platinum Association only by GUPVO "Almazyuvelirexport". In 1998 the session of the International Platinum Association was first held in St. Petersburg, Russia. The Association's management offered that OAO "RAO "Norilsk Nickel" join the Association. The offer was accepted and OAO "RAO "Norilsk Nickel" became a member of the Association in 1999.

In the course of restructuring of OAO "RAO «Norilsk Nickel» as capitalization centre was replaced by OAO "GMK "Norilsk Nickel" which became a member of the Association instead of OAO "RAO «Norilsk Nickel».

A major objective of the International Platinum Association is to form a forum of the leading world producers and processors of platinum metals to expand utilization thereof.

To this end the International Platinum Association implements programs of platinum metals promotion on global market and coordinates activities of a number of organizations for the benefit of its members. For instance, the International Platinum Association collaborates with the International Platinum Guild, a non-profit organization promoting platinum jewelry.

Of special interest is the experience gained by the members of the International Platinum Association in prevention of crime in this sphere, analysis of the effect of platinum metals and compounds on production personnel's health.

The membership in the International Platinum Association is also expected to be used for the promotion of platinum metals including palladium and offering new solutions for this metal utilization.

The Issuer's membership in the International Platinum Association is perpetual.

<u>Euro-Asian Transport Union</u>

The Euro-Asian Transport Union (hereinafter referred to as the Transport Union or the EATU) was registered in 2001 in Moscow as a non-profit organization. The Transport Union comprises major carriers.

According to the concept of development of international transportation corridors the Russian Ministry of Transport pursues a policy of cooperation with all market players. Participants of the International Euro-Asian Conferences on Transport conducted in St. Petersburg in 1998 and 2000 held a lively discussion of different aspects of cooperation and motivation of private investor involvement in the implementation of the government's transit policy.

As the realization of transit potential is a long-term priority of the government, an element of the economic program and geopolitical doctrine of the Russian

Federation to implement the Declarations adopted by the above Conferences a number of Russian companies resolved to combine their efforts within the framework of a non-profit organization — the Euro-Asian Transport Union.

The EATU's major objective is to coordinate cooperation of Russian and foreign business with government authorities and international organizations, to create a common space of interaction among carriers, insurers, freight owners and financial institutions in logistics and investment operations. The EATU was formed to:

— *coordinate national and international activities of government authorities and private carriers for the implementation of decisions and recommendations of the International Euro-Asian Conferences on Transport;*

— *assist the Ministry of Transport of the Russian Federation and the Ministry of Railways of the Russian Federation in the development of transport infrastructure and laying out international transportation corridors within the Russian Federation;*

— *involve international and national organizations in the implementation of investment projects presented to the Conferences, adapt the projects to investor requirements, render advise in project financing;*

— *arrange conferences and symposia in Russian regions involved in the Euro-Asian transportation;*

— *hold training seminars and refresher courses for transport personnel.*

The Ministry of Transport of the Russian Federation welcomes private initiatives in the transport sector and strongly supports the resolution to form the Euro-Asian Transport Union.

The Issuer's membership in the Euro-Asian Transport Union is perpetual.

<u>Nickel Institute</u>

The Nickel Institute was incorporated on March 1, 2004 through amalgamation of two entities — the Nickel Development Institute (NIDI) and the Nickel Producers Environmental Research Association (NiPERA).

The Nickel Institute may be joined by any nickel producer.

At present its full-fledged members are all leading nickel producers such as Anglo Platinum, BHP Billiton, Codemin/Anglo Base Metals, Empress Nickel, Eramet, Falconbridge, Inco Limited, Inco TNC, Nippon Yakin Kogyo, OM Group, P.T. International Nickel, Sherritt International, Sumitomo Metal Mining, Umicore, WMC Resources accounting for 70% of the world nickel output.

The Institute provides its members with results of the latest research and lends them scientific and technical support. The NiPERA remains an independent unit within

the Institute furnishing expert opinion on environmental matters and the effect of nickel on human health. The NiPERA continuously promotes nickel and assumes social responsibility for safe utilization of nickel and nickel-containing materials. The Nickel Institute stands an important and established forum for the promotion of Russian nickel on international market.

The Nickel Institute focuses its attention on rapidly developing consumers of stainless steel (transport, power engineering, telecommunications, etc.) for the purpose of maintaining steady production and consumption of primary and secondary metal.

The Issuer's membership in the Nickel Institute is perpetual.

Cobalt Development Institute

The London-based Cobalt Development Institute (CDI) was established in 1957 as a non-profit non-governmental organization and has been operating in its present form since 1982. Currently the CDI has 60 members from 18 countries including all leading cobalt producers and a number of major consumers.

The Institute's principal objective is to develop a package of measures aimed at the improvement of market performance and promotion of cobalt utilization. The Institute monitors research and development of new cobalt production processes and/or new applications. The Company may greatly benefit from the cobalt safety research performed by the Institute given law tightening in industrially advanced economies consuming cobalt (in the first place the EC).

The Issuer's membership in the Institute is perpetual.

3.5. Subsidiaries and Affiliates of the Issuer

Full corporate name: ***«Alykel» Closed Joint Stock Company***
Abbreviated name: ***ZAO «Alykel»***
Location: ***Russian Federation, Krasnoyarsk Territory, Norilsk, Nansen Street 64.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Air transportation***
The entity's role in the Issuer's operations: ***Operation of the airport in Norilsk. Air passenger and cargo carriage.***

Members of the Board of Directors

1. ***Barbashin Stanislav Yevgenyevich — Chairman of the Board***
   Born in ***1956***
   Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

2. ***Shpagin Oleg Gennadyevich***
Born in ***1971***
Share in the authorized capital: ***0.00004%***
Block of ordinary shares: ***0.00004%***

3. ***Kovaleva Yelena Gennadyevna***
Born in ***1957***
Share in the authorized capital: ***0.0003%***
Block of ordinary shares: ***0.0003%***

4. ***Golovin Yuri Petrovich***
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Maslennikov Igor Petrovich***
Born in ***1948***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shpagin Oleg Gennadyevich
Born in ***1971***
Share in the authorized capital: ***0.00004%***
Block of ordinary shares: ***0.00004%***

Full corporate name: ***«Taimyr Fuel Company» Closed Joint Stock Company***
Abbreviated name: ***ZAO «TTK»***
Location: ***660021, Russian Federation, Krasnoyarsk, Kopylov Street 2a.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Other cargo handling; oil and petroleum products storage; wholesale trade in engine fuel including aviation petrol.***
The entity's role in the Issuer's operations: ***Storage and transportation of petroleum products for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.***

Members of the Board of Directors

1. Balashov Vladimir Sergeevich
Born in ***1959***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Plokhikh Sergei Anatolyevich
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Ryndin Yuri Nikolaevich — Chairman of the Board
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. Sveshnikov Andrei Gennadyevich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. Shabanov Sergei Olegovich
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ziborov Oleg Gennadyevich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«NORMETIMPEX» Closed Joint Stock Company***
Abbreviated name: ***ZAO «NORMETIMPEX»***
Location: ***125009, Moscow, Voznesenski Lane 22, Commercial and Business Manor-Centre.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Trade agency including foreign trade operations; execution of bargaining transactions under contract of agency with residents and non-residents.***
The entity's role in the Issuer's operations: ***Marketing of products of the Issuer group members.***

Members of the Board of Directors

1. ***Collocote Richard Adrian***
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Kolchin Andrei Yuryevich — Chairman of the Board***
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. ***Nefedova Marina Vadimovna***
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Perov Alexander Vladimirovich***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Pronyushkin Andrei Vasilyevich***
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Nefedova Marina Vadimovna
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***Norilsk Nickel Holding SA***
Abbreviated name: ***Norilsk Nickel Holding SA***
Location: ***50, rue du Rhone 1204 Geneve, Switzerland***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.***

The entity's role in the Issuer's operations: ***Control and management of interests in financial, industrial and real estate companies.***

Members of the Board of Directors

1. Gola Edmond — President
Born in ***1939***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Siegfrid Paskual — Chairman of the Board
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Frederic Maier
Born in ***1970***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Managing Director

Siegfrid Paskual
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***Gold-Mining «Polyus» Closed Joint Stock Company***
Abbreviated name: ***ZAO «Polyus»***
Location: ***663280, Krasnoyarsk Territory, township of Severo-Yeniseiski, Belinski Street 2-B.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Extraction of ore and precious metal dust (gold, silver and platinum metals)***
The entity's role in the Issuer's operations: ***Engagement in basic production of the Issuer group members.***

Members of the Board of Directors

1. Ivanov Yevgeni Ivanovich
Born in ***1966***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. *Lobanov Oleg Vladimirovich*
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. *Perov Alexander Vladimirovich*
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. *Rudakov Valeri Vladimirovich — Chairman of the Board*
Born in ***1942***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. *Sovmen Vladimir Kushukovich*
Born in ***1957***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ivanov Yevgeni Ivanovich
Born in ***1966***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Kola Mining and Metallurgical Company» Open Joint Stock Company***
Abbreviated name: ***OAO «Kola GMK»***
Location: ***Russian Federation, Murmansk Region, Monchegorsk.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Fabrication of other non-ferrous metals***
The entity's role in the Issuer's operations: ***Engagement in basic production of the Issuer group members.***

Members of the Board of Directors

1. *Blatov Igor Alexandrovich — Chairman of the Board*
Born in ***1941***
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

2. ***Burukhin Alexander Nikolaevich***
Born in ***1953***
Share in the authorized capital: ***0.0001%***
Block of ordinary shares: ***0.0001%***

3. ***Kozlov Vladimir Nikolaevich***
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Lobanov Oleg Vladimirovich***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Perov Alexander Vladimirovich***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Potapov Yevgeni Vladimirovich
Born in ***1974***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***Leading Research and Design Institute of OAO «GMK «Norilsk Nickel», Open Joint Stock Company***
Abbreviated name: ***OAO «Gipronickel Institute»***
Location: ***195220, Russian Federation, St. Petersburg, Grazhdanski Avenue 11.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
Block of ordinary shares held by the Issuer: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Research and development in natural and engineering sciences***
The entity's role in the Issuer's operations: ***Engagement in basic production of the Issuer group members.***

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Ryabko Alexander Georgievich
Born in *1952*
Share in the authorized capital: ***0.0001%***
Block of ordinary shares: ***0.0001%***

Full corporate name: ***«Norilsk-Telecom» Limited Company***
Abbreviated name: ***OOO «Norilsk-Telecom»***
Location: ***Russia, Krasnoyarsk Territory, Norilsk.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Telephone communications and document telecommunications; TV and radio broadcasting and distribution.***
The entity's role in the Issuer's operations: ***Telephone exchange services and intercity/international telecommunication services for members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors

1. *Alyakrinski Vladimir Anatolyevich — Chairman of the Board*
Born in *1942*
Share in the authorized capital: ***0.0001%***
Block of ordinary shares: ***0.0001%***

2. *Golodets Olga Yuryevna*
Born in *1962*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. *Gordeev Andrei Semenovich*
Born in *1969*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. *Kuznetsov Sergei Vladislavovich*
Born in *1971*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. *Lobanov Oleg Vladimirovich*
Born in *1965*
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

6. ***Perov Alexander Vladimirovich***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. ***Potapov Grigori Alexandrovich***
Born in ***1975***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuznetsov Sergei Vladislavovich
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Zapolyarnaya Stolitsa» Management Company, Limited Company***
Abbreviated name: ***OOO «Zapolyarnaya Stolitsa» Management Company***
Location: ***663310, Norilsk, Veteranov Street 19.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Design of engineering structures; other operations in technical supervision, testing and analysis; market situation survey.***
The entity's role in the Issuer's operations: ***Maintenance of the housing complex and utilities within the unitary municipal formation in Norilsk.***

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Snegov Denis Mikhailovich
Born in ***1972***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Mining Leasing Company» Limited Company***
Abbreviated name: ***OOO «Mining Leasing Company»***
Location: ***119180, Moscow, Bolshaya Polyanka Street 7/1, Bldg. 3.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Lease of equipment and industrial machines (leasing, hiring, renting).***
The entity's role in the Issuer's operations: ***Procurement of equipment and industrial machines to be leased to members of the Issuer group.***

Members of the Board of Directors

1. ***Gilev Sergei Yevgenyevich***
Born in ***1976***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Sveshnikov Andrei Gennadyevich — Chairman of the Board***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. ***Shabanov Sergei Olegovich***
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Khalabuzar Andrei Eduardovich
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Terminal» Limited Company***
Abbreviated name: ***OOO «Terminal»***
Location: ***Murmansk, Portovy Lane 31***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***100%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***

Primary activities: ***Maintenance of seagoing and inland vessels including repair, diving operations, surveyor and ship chandler services.***
The entity's role in the Issuer's operations: ***Organization of cargo handling for the Issuer and members of the Issuer group located within the Norilsk Industrial Region.***

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

> ***Matyushenko Pyotr Nikolaevich***
> Born in ***1979***
> Share in the authorized capital: ***none***
> Block of ordinary shares: ***none***

Full corporate name: ***«Norilsk Trade and Production Association» Open Joint Stock Company***
Abbreviated name: ***OAO «NTPO»***
Location: ***Russian Federation, Krasnoyarsk Territory, Norilsk, Metallurgov Square 9.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***99.998%***
Block of ordinary shares held by the Issuer: ***99.998%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Maintaining canteens for enterprises and institutions.***
The entity's role in the Issuer's operations: ***Foodstuffs delivery and organization of catering for members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors

1. ***Balashov Vladimir Sergeevich***
   Born in ***1959***
   Share in the authorized capital: ***none***
   Block of ordinary shares: ***none***

2. ***Galushka Alexander Petrovich***
   Born in ***1974***
   Share in the authorized capital: ***0.0000005%***
   Block of ordinary shares: ***0.0000005%***

3. ***Plokhikh Sergei Anatolyevich***
   Born in ***1958***

Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Ryndin Yuri Nikolaevich — Chairman of the Board***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Ubozhenko Sergei Gennadyevich***
Born in ***1975***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaitmazova Zoya Alexandrovna
Born in ***1948***
Share in the authorized capital: ***0.00017%***
Block of ordinary shares: ***0.00017%***

Full corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Abbreviated name: ***OAO «Norilsk Nickel» Russian Joint Stock Company, OAO «RAO «Norilsk Nickel»***
Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka, Korotkaya Street 1, Bldg. 2.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***96.93%***
Block of ordinary shares held by the Issuer: ***98.11%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Wholesale trade in non-ferrous and precious metals.***
The entity's role in the Issuer's operations: ***Engagement in basic production of the Issuer group members.***

Members of the Board of Directors

1. ***Bulatov Vitali Vasilyevich***
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Gryaznykh Sergei Petrovich***
Born in ***1962***
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

3. Dolgikh Vladimir Ivanovich
Born in ***1924***
Share in the authorized capital: ***0.00022%***
Block of ordinary shares: ***0.00022%***

4. Klishas Andrei Alexandrovich — Chairman of the Board
Born in ***1972***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. Podsypanin Sergei Sergeevich
Born in ***1970***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. Perelygin Alexander Stanislavovich
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. Perov Alexander Vladimirovich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. Ryndin Yuri Nikolaevich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. Trifonov Boris Nikolaevich
Born in ***1937***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Members of the Management Board

1. Kotlyar Yuri Alexeevich
Born in ***1938***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Kudryavtseva Nadezhda Romanovna
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Morozov Denis Stanislavovich

Born in *1973*
Share in the authorized capital: ***0.000003%***
Block of ordinary shares: ***0.000003%***

Director General

Kotlyar Yuri Alexeevich
Born in ***1938***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Torginvest» Open Joint Stock Company***
Abbreviated name: ***OAO «Torginvest»***
Location: ***663210, Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka, Gorki Street 67.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***92.16%***
Block of ordinary shares held by the Issuer: ***92.16%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Lease of office equipment including computer equipment; wholesale trade in agricultural produce, textile raw materials and semiproducts.***
The entity's role in the Issuer's operations: ***Operation and maintenance of buildings and structures within the Norilsk Industrial Region.***

Members of the Board of Directors

1. ***Balashov Vladimir Sergeevich***
Born in ***1959***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Galushka Alexander Petrovich***
Born in ***1974***
Share in the authorized capital: ***0.0000005%***
Block of ordinary shares: ***0.0000005%***

3. ***Ryndin Yuri Nikolaevich — Chairman of the Board***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Ubozhenko Sergei Gennadyevich***
Born in ***1975***
Share in the authorized capital: ***0.0001%***
Block of ordinary shares: ***0.0001%***

5. ***Chizhikov Alexei Borisovich***

Born in *1972*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kaimakova Natalya Alexandrovna
Born in *1961*
Share in the authorized capital: ***0.0001%***
Block of ordinary shares: ***0.0001%***

Full corporate name: ***NORIMET LIMITED***
Abbreviated name: ***NORIMET LIMITED***
Location: ***51, Eastcheap Street, London EC3M 1JP, United Kingdom***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***91.3%***
Block of ordinary shares held by the Issuer: ***91.3%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Commercial operations, treasury operations, subscription, acquisition, sale, administration, control and management of interests in financial, industrial and real estate companies.***
The entity's role in the Issuer's operations: ***Control and management of interests in financial, industrial and real estate companies.***

Members of the Board of Directors

1. *Glotov Dmitri Alexandrovich*
   Born in *1965*
   Share in the authorized capital: ***none***
   Block of ordinary shares: ***none***

2. ***David William Gaddes***
   Born in ***1953***
   Share in the authorized capital: ***none***
   Block of ordinary shares: ***none***

3. ***Popov Alexander Vladimirovich***
   Born in ***1970***
   Share in the authorized capital: ***none***
   Block of ordinary shares: ***none***

4. ***Razumov Dmitri Valeryevich***
   Born in ***1975***
   Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

David William Gaddes
Born in ***1953***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«New Power Projects» National Innovation Company, Limited Company***
Abbreviated name: ***OOO «NEP» National Innovation Company***
Location: ***Russian Federation, 119034, Moscow, Prechistenka Street 18***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
The Issuer's share in the entity's authorized capital: *74%*
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Design, survey, research and development, engineering, innovation operations.***
The entity's role in the Issuer's operations: ***Coordination of research and development in nuclear technology and fuel cells.***

The Company's Articles of Association do not provide for appointment of the Board of Directors.

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuzyk Boris Nikolaevich
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Taimyrgas» Open Joint Stock Company***
Abbreviated name: ***OAO «Taimyrgas»***
Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, 647000, Dudinka, Korotkaya Street 1, Bldg. 2.***
Legal status explanation: ***Subsidiary. The Issuer can otherwise affect resolutions of the company (paragraph 2, Article 6 of the Federal Law «On Joint Stock Companies»).***
Share in the entity's authorized capital: *72.25%*
Block of ordinary shares held by the Issuer: *72.25%*
The entity's share in the Issuer's authorized capital: ***none***

Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Natural gas and condensate production and transportation; manufacture of petroleum products.***
The entity's role in the Issuer's operations: ***Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors

1. Astakhova Galina Anatolyevna
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Ashkenazi Irina Alexandrovna
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Garmash Oksana Alexeevna
Born in ***1977***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. Kovaleva Yelena Gennadyevna
Born in ***1957***
Share in the authorized capital: ***0.0003%***
Block of ordinary shares: ***0.0003%***

5. Shabanov Sergei Olegovich
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Zakharov Anton Viktorovich
Born in ***1969***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***Minastro Investment Limited***
Abbreviated name: ***Minastro Investment Limited***
Location: ***Trust Offices, P.O. Box 3540, Road Town, Tortola, British Virgin Islands.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***56.6%***
Block of ordinary shares held by the Issuer: ***56.6%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Any types of operations not prohibited by applicable law of the British Virgin Islands including Subscription, acquisition, sale, administration, control and management of interests in commercial, financial, industrial companies.***
The entity's role in the Issuer's operations: ***Control and management of interests in commercial, financial, industrial and real estate companies.***

Appointment of the Company's executive body is not required by the Articles of Association and applicable law.

Director General

Aphina Karelidou
Born in ***1974***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Arkhangelsk Commercial Seaport» Open Joint Stock Company***
Abbreviated name: ***OAO «Arkhmortorgport» or OAO «AMTP»***
Location: ***163061, Arkhangelsk, the Northern Dvina Embankment 69.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***53.05%***
Block of ordinary shares held by the Issuer: ***53.05%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Organization of cargo carriage; other supporting shipping activities.***
The entity's role in the Issuer's operations: ***Cargo warehousing and transshipment for members of the Issuer group.***

Members of the Board of Directors

1. Vasilyev Valeri Igorevich
Born in ***1960***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. *Karpenko Valeri Mikhailovich*
Born in ***1970***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. *Kuliev Rafail Idrisovich*
Born in ***1979***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. *Matyushenko Nikolai Ivanovich — Chairman of the Board*
Born in ***1949***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. *Palik Igor Anatolyevich*
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. *Potarina Tatyana Vasilyevna*
Born in ***1955***
Share in the authorized capital: ***0.0002%***
Block of ordinary shares: ***0.0002%***

7. *Terentyeva Natalya Alexeevna*
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. *Cherkashin Vladislav Nikolaevich*
Born in ***1951***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. *Shcherbakova Olga Vasilyevna*
Born in ***1957***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Members of the Management Board

1. *Brovkov Viktor Nikolaevich*
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. *Brede Nikolai Vladimirovich*
Born in ***1955***
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

3. Vadzhipov Fyodor Romanovich
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. Nebuchenkov Vladimir Yevgenyevich
Born in ***1959***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. Novokreshchenov Yuri Stanislavovich
Born in ***1955***
Share in the authorized capital: ***0.00004%***
Block of ordinary shares: ***0.00004%***

6. Osin Mikhail Nikolaevich
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. Titov Vladimir Nikolaevich
Born in ***1953***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. Sharkov Andrei Valentinovich
Born in ***1964***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Director General

Titov Vladimir Nikolaevich
Born in ***1953***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***"Norilsk-Taimyr Power Company" Open Joint Stock Company***
Abbreviated name: ***OAO "NTEC"***
Location: ***663310, Russian Federation, Krasnoyarsk Territory, Norilsk, Veteranov Street 19***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***51%***
Block of ordinary shares held by the Issuer: ***51%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***

Primary activities: ***Power and heat generation; operation of outside power facilities under contract with their owners.***
The entity's role in the Issuer's operations: ***Power and heat supply of the Issuer and members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors:

1. Abramov Yevgeni Yuryevich
Born in ***1970***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Basova Yulia Vasilyevna — Chairman of the Board of Directors
Born in ***1964***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Belov Sergei Valentinovich
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. Zagretdinov Ilyas Shamilevich
Born in ***1956***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. Zubakin Vasili Alexandrovich
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. Petrukhin Maksim Anatolyevich
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. Romantsov Alexander Ivanovich
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. Salikov Mikhail Nikolaevich
Born in ***1980***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. Samarenko Oleg Vyacheslavovich
Born in ***1960***
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

10. Slobodin Mikhail Yuryevich
Born in *1972*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

11. Tereshchenko Andrei Georgievich
Born in *1969*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Abramov Yevgeni Yuryevich
Born in *1970*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Taimyr Oil Company» Limited Company***
Abbreviated name: ***OAO «Taimyr Oil Company»***
Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: *51%*
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Geological prospecting, geophysical and geochemical survey of mineral resources; exploratory drilling.***
The entity's role in the Issuer's operations: ***Oil-field exploration and development in the Norilsk Industrial Region.***

Members of the Board of Directors

1. Glukhova Vladlena Viktorovna
Born in *1969*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. Potarina Tatyana Vasilyevna
Born in *1955*
Share in the authorized capital: *0.0002%*
Block of ordinary shares: *0.0002%*

3. Rompel Olga Yuryevna

Born in *1957*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Glukhova Vladlena Viktorovna
Born in *1969*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Yenisei Shipping Company»***
Abbreviated name: ***OAO «YRP» or OAO «Yenisei Shipping Company»***
Location: ***660049, Krasnoyarsk, Bograd Street 15.***
Legal status explanation: ***Subsidiary. The Issuer holds a controlling interest and therefore can affect resolutions of the company (paragraph 1, Article 105 of the Civil Code of the Russian Federation).***
Share in the entity's authorized capital: ***43,92%***
Block of ordinary shares held by the Issuer: ***51.91%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Inland water cargo carriage.***
The entity's role in the Issuer's operations: ***Cargo carriage for members of the Issuer group located within the Norilsk Industrial Region and the Krasnoyarsk Territory.***

Members of the Board of Directors

1. *Bortnikova Yelena Alexandrovna*
Born in *1977*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. *Bulatov Vitali Vasilyevich*
Born in *1961*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. *Golunov Vladimir Anatolyevich*
Born in *1954*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. *Dubov Andrei Kimovich*
Born in *1962*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. *Yevseev Anatoli Filippovich*
Born in ***1949***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. *Kardash Oleg Anatoyevich*
Born in ***1961***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. *Malov Alexei Alexandrovich*
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. *Ponomaryova Nina Petrovna*
Born in ***1952***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. *Ruksha Vyacheslav Vladimirovich*
Born in ***1954***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

10. *Savelyev Ivan Alexeevich*
Born in ***1942***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

11. *Cheskis Dmitri Semyonovich — Chairman of the Board*
Born in ***1954***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Members of the Management Board

1. *Mikhailovski Felix Vyacheslavovich*
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. *Radchenko Valeri Petrovich*
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. *Fedorov Leonid Nikonovich*
Born in ***1962***
Share in the authorized capital: ***none***

Block of ordinary shares: ***none***

Director General

Mikhailovski Felix Vyacheslavovich
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«»Excellent» Fitness Centre» Sports and Health Complex Closed Joint Stock Company.***
Abbreviated name: ***ZAO «SOK «Excellent» Fitness Centre» or ZAO «SOK «Excellent" FC».***
Location: ***660021, Krasnoyarsk, Zheleznodorozhny District, Kopylov Street 2-a..***
Legal status explanation: ***Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").***
Share in the entity's authorized capital: ***33.3%***
Block of ordinary shares held by the Issuer: ***33.3%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Organization, construction and operations of fitness, tourist, rehabilitation and diagnostic facilities, training centres, gyms.***
The entity's role in the Issuer's operations: ***Organization of fitness centres on the property of members of the Issuer group located in Krasnoyarsk.***

Members of the Board of Directors

1. Galushka Alexander Petrovich
Born in ***1974***
Share in the authorized capital: ***0.0000005%***
Block of ordinary shares: ***0.0000005%***

2. Kedrinski Vladimir Ilyich — Chairman of the Board
Born in ***1958***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. Potarina Tatyana Vasilyevna
Born in ***1955***
Share in the authorized capital: ***0.0002%***
Block of ordinary shares: ***0.0002%***

4. Seleznev Sergei Alexandrovich
Born in ***1967***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. Shabanov Sergei Olegovich
Born in ***1971***

Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Kuzmenko Regina Viktorovna
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Zapolyarye» Sanatorium Limited Company***
Abbreviated name: ***OOO «Zapolyarye» Sanatorium***
Location: ***Russia, 354073, Krasnodar Territory, Sochi, Pirogov Street 10.***
Legal status explanation: ***Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").***
Share in the entity's authorized capital: ***31.46%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Sanatorium-and spa treatment and medical services.***
The entity's role in the Issuer's operations: ***Sanatorium-and spa treatment and medical services to personnel of OAO «GMK «Norilsk Nickel» and other people, operation and maintenance of the sanatorium-and-spa complex in the Krasnodar Territory.***

Members of the Board of Directors

1. ***Baibakov Oleg Igorevich — Chairman of the Board***
Born in ***1967***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Galushka Alexander Petrovich***
Born in ***1974***
Share in the authorized capital: ***0.0000005%***
Block of ordinary shares: ***0.0000005%***

3. ***Pakhaleva Natalya Ivanovna***
Born in ***1975***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Pavlov Oleg Leonidovich***
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Ruzhitski Gennadi Anatolyevich***
Born in ***1967***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Dzheliev Zaurbek Khasanbekovich
Born in ***1949***
Share in the authorized capital: ***0.00003%***
Block of ordinary shares: ***0.00003%***

Full corporate name: ***«Norilskgasprom» Open Joint Stock Company***
Abbreviated name: ***OAO «Norilskgasprom»***
Location: ***Russian Federation, Krasnoyarsk Territory, Norilsk..***
Legal status explanation: ***Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").***
Share in the entity's authorized capital: ***29.39%***
Block of ordinary shares held by the Issuer: ***29.39%***
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Natural gas and condensate production; pipeline transportation of gas and relating products; manufacture of petroleum products, exploratory drilling.***
The entity's role in the Issuer's operations: ***Natural gas production and delivery to members of the Issuer group located within the Norilsk Industrial Region.***

Members of the Board of Directors

1. ***Bobrov Vitali Pavlovich***
Born in ***1955***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Yefimov Sergei Valentinovich***
Born in ***1959***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. ***Zakharova Alexandra Ivanovna — Chairman of the Board***
Born in ***1973***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Ivanov Dmitri Ivanovich***
Born in ***1964***

Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

*5. **Kosterin Maksim Nikolaevich***
Born in ***1968***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

*6. **Kuznetsov Vladimir Viktorovich***
Born in ***1962***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

*7. **Ponomaryov Andrei Nikolaevich***
Born in ***1960***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

*8. **Samarenko Oleg Vyacheslavovich***
Born in ***1960***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

*9. **Samokhina Galina Yevgenyevna***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

10. Sinev Vladislav Yevgenyevich
Born in ***1979***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

11. Tikhonov Viktor Valentinovich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

The Company's Articles of Association do not provide for appointment of an executive board.

Director General

Shelkov Vladimir Vitalyevich
Born in ***1964***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Full corporate name: ***«Krasnoyarskenergo» Open Joint Stock Company***
Abbreviated name: ***OAO «Krasnoyarskenergo»***

Location: ***660021, Russian Federation, Krasnoyarsk, Bograd Street 144A.***
Legal status explanation: ***Affiliate. A company shall be deemed an affiliate if other (dominating) company holds more than 20 per cent of voting shares in the first company (paragraph 4, Article 6 of the Federal law "On Joint Stock Companies").***
Share in the entity's authorized capital: *25.47%*
Block of ordinary shares held by the Issuer: *25.26%*
The entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the entity: ***none***
Primary activities: ***Thermal power plant operation.***
The entity's role in the Issuer's operations: ***Power supply of members of the Issuer group located within the Krasnoyarsk Territory.***

Members of the Board of Directors

1. ***Astakhova Galina Anatolyevna***
Born in ***1950***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Basova Yulia Vasilyevna***
Born in ***1964***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3.Bykhanov Yevgeni Nikolaevich
Born in ***1968***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Dolgikh Vyacheslav Mikhailovich***
Born in ***1969***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Dunin Oleg Valentinovich***
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. ***Zhurba Dmitri Gennadyevich***
Born in ***1966***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. ***Makushin Yuri Pavlovich —Chairman of the Board***
Born in ***1959***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. ***Orlov Alexander Konstantinovich***

Born in *1970*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. ***Sorokin Igor Yuryevich***
Born in *1974*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Members of the Management Board

1. ***Vishnyakov Vitali Nikolaevich***
Born in *1951*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

2. ***Dyachenko Oleg Vladimirovich***
Born in *1960*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3. ***Yefimov Vladislav Sergeevich***
Born in *1968*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

4. ***Kobelev Oleg Vladimirovich***
Born in *1969*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

5. ***Rogler Gustav Gustavovich***
Born in *1949*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

6. ***Salkov Oleg Ivanovich***
Born in *1965*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

7. ***Fait Vladimir Borisovich***
Born in *1972*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

8. ***Shlegel Alexander Eduardovich***
Born in *1951*
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

9. ***Shchukin Vasili Vasilyevich***
Born in ***1971***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

Director General

Salkov Oleg Ivanovich
Born in ***1965***
Share in the authorized capital: ***none***
Block of ordinary shares: ***none***

3.6. Composition and Value of the Issuer's Fixed Assets, Scheduled Fixed Assets Acquisition, Replacement, Retirement and Encumbrance of the Issuer's Fixed Assets

3.6.1. Fixed assets

Acquisition (replacement) cost of fixed assets and accumulated depreciation

Item No.	Fixed assets item	Acquisition (replacement) cost, thou Rubles	Accumulated depreciation, thou Rubles
as of September 30, 2005			
1	Land and natural resources	-	-
2	Buildings	24,118,046	2,390,459
3	Structures	24,000,630	4,833,755
4	Machinery and equipment	32,514,587	13,254,852
5	Transportation facilities	1,519,142	547,128
6	Production and household implements	1,213,550	577,117
7	On-site roads	21,243	560
8	Other fixed assets	62,742	12,596
Total, thou Rubles:		**83,449,940**	**21,616,467**

During the last 5 years and the period under review no revaluation of fixed assets of OAO "GMK "Norilsk Nickel" has been performed.

Encumbrance of fixed assets

155 lease agreements were executed for movable and immovable property. Total rent under the agreements amounts to 38,629.7 thousand Rubles.

Under Contract of Pledge No. 060/62/04-NN/161-2004 of February 24, 2004 OAO "GMK "Norilsk Nickel" put in pledge with ZAO "International Moscow Bank" equipment of the assessed value of 1,429,000 thousand Rubles.
Effective date of the Contract: February 24, 2004
Duration of pledge: to February 25, 2006.

During the period under review no fixed assets have been acquired, replaced or retired accounting for 10 or more per cent of fixed assets value.

IV. Financial and Business Operations of the Issuer

4.1. Financial and Business Results of the Issuer

4.1.1. Profit and loss

Indicators describing the Issuer's profit and loss

Item No.	Indicator	Quarter I 2005	Quarter II 2005	Quarter III 2005
1	Revenue, thou Rubles	40,079,295	42,476,992	40,635,459
2	Gross profit, thou Rubles	25,787,147	28,105,144	25,661,318
3	Net profit (non-distributed profit (uncovered loss)), thou Rubles	15,337,625	9,565,485	14,524,419
4	Return on equity, %	7.17	4.28	6.25
5	Return on assets, %	4.72	2.91	4.42
6	Net profit ratio, %	38.27	22.52	35.74
7	Product (sales) profitability, %	57.88	59.51	57.16
8	Capital turnover ratio, %	17.31	17.57	16.21
9	Uncovered loss as of balance sheet date, thou Rubles	-	-	-
10	Uncovered loss to balance-sheet total ratio, %	-	-	-

In Quarter III 2005 net profit increased by 51.8% compared with Quarter II 2005 because of reduced operating losses resulting from the recording in Quarter II 2005 of transactions in securities held by the Issuer.

Compared with Quarter III 2004 a 13.3% reduction of net profit was recorded basically resulting from a 10.0% reduction in metal sales revenue and a lower pace of the cost of sales reduction (-6.6%).

In Quarter III 2005 all profitability indicators except sales profitability showed a growth against Quarter II 2005 which may be regarded as a positive trend: return on assets increased by 51.9% showing a growing return per invested Ruble. Increased return on equity (by 46.0%) reflects a higher efficiency of shareholders' equity.

Principal products manufactured by OAO "GMK "Norilsk Nickel" are profitable, their profitability, however, being 4% lower than in Quarter II (57.16%), basically due to the reduced sales revenue.

Analysis of the capital turnover ratio shows a decrease in total assets and resources turnover, i.e. a reduced return on the Company's resources and increased average capital turnover in Quarter III 2005. The indicator's reduction shows efficiency decline.

The Articles of Association and by-laws of OAO "GMK "Norilsk Nickel" do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

4.1.2. Factors affecting sales revenue and operating profit

As metal sales revenue accounts for more than 95% of total revenue the Company analyses the factors affecting metal sales revenue.

In Quarter III 2005 metal sales revenue (less value added tax, excise and other similar statutory payments) showed 39.6 bln Rubles which is 2% less than in Quarter II 2005. The revenue decline basically results from a 15% reduction in actual nickel selling prices.

The key factors affecting sales revenue of OAO "GMK "Norilsk Nickel" are sales volume, selling prices and Ruble-to-Dollar exchange rate fluctuations.

Each factor under review may have a different effect (both in terms of trend and in terms of significance) while such factors in aggregate determine the period's metal sales revenue.

The impact of the above factors on the change of sales revenue between Quarter II and Quarter III 2005 is described in the table below:

%*)

Item	Quarter III 2005
Sales volume	*+3.0*
Selling prices	*-7.2*
Ruble-to-Dollar rate	*+2.2*

*) *The negative factor reflects the negative effect on sales revenue.*

Over the period under review OAO "GMK "Norilsk Nickel" received a sales revenue of 23.2 bln Rubles which is 2.1 bln Rubles (or 8.1%) less in Quarter II 2005.

The key factors of sales revenue growth are as follows:

- *increased volume of metal products sales* *+0.8*
- *changed selling prices of metal products* *-11.6*
- *reduced cost of sales* *-0.8*
- *exchange rate fluctuation* *+3.5*

Total change in sales revenue *-8.1*

The Articles of Association and by-laws of OAO "GMK "Norilsk Nickel" do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

4.2. Liquidity

The table below contains data describing liquidity of the Issuer.

Item No.	*Item*	*As of March 31, 2005*	*As of June 30, 2005*	*As of September 30, 2005*
1	Current assets	(663,489)	(4,481,613)	1,594,162
2	Fixed assets turnover ratio	1.00	1.02	0.99
3	Current liquidity ratio	1.18	1.16	1.26
4	Acid-test ratio	0.66	0.62	0.66
5	Cover ratio	0.66	0.68	0.71

The data given above shows a positive behaviour of actually all liquidity ratios.

In Quarter III 2005 current assets value increased 6.076 bln Rubles compared with Quarter II, basically due to the capital increase by 4% by non-distributed profit notwithstanding a slightly growing share of construction in progress in non-current assets.

The fixed assets turnover ratio reflects the share of non-current assets and long-term accounts receivable in equity. During the period under review the Company's current assets were sufficient to cover non-current assets and long-term accounts receivable, the ratio value being under one and its 2005 fluctuations insignificant.

During 9 months of the year liquidity ratios showed a positive movement resulting from the reduction of short-term loans through restructuring of the loan portfolio. The ratios' values confirm the Company's capacity to fulfill its current and medium-term liabilities and efficient investment of the Company's funds.

The movement of acid-test ratio is similar to that of current liquidity ratio as no significant changes in inventories were recorded. The review of the Company's liquidity shows that if inventories are excluded from current assets acid-test ratio declines by 47.6% in Quarter III and by 47.0% in Quarter against current liquidity ratio which means that in Quarter III the effect of inventories on liquidity remained unchanged.

The Company, however, should continuously monitor its accounts receivable to convert the most liquid part of current assets into cash for the purpose of payments.

A sufficiently high cover ratio reflecting the equity capital invested in the Company's assets shows a positive movement confirming that most of the Company's assets are created from equity. The ratio's growth shows the growing financial independence of the Company and the reduced risk of future financial difficulties.

Altogether, the ratios given in the table confirm a sufficiently high liquidity and paying capacity of the Company both at present and in case of emergency. It should be noted, however, that the Company's liquidity is strongly affected by external factors such as the situation on non-ferrous and precious metals market, the Ruble-to-Dollar rate, the rate of inflation outpacing the rate of devaluation resulting in liquidity fluctuations.

The Articles of Association and by-laws of OAO "GMK "Norilsk Nickel" do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

4.3. Size and Composition of the Issuer's Capital and Current Assets

4.3.1. Size and composition of the Issuer's capital and current assets

Capital size and composition

Item No.	Item	as of September 30, 2005	
		Capital	Composition, %
1	Authorized capital, thou Rubles	213,906	0.09
2	Shares purchased for resale (transfer), thou Rubles	(20,964,223)	(9.04)
3	Ratio of shares purchased for resale (transfer) to issued shares (authorized capital), %	5.83%	-
4	Surplus, thou Rubles	32,086	0.01
5	Additional capital, thou Rubles	48,379,229	20.86
6	Undistributed net profit, thou Rubles	204,262,990	88.08
7	Earmarked financing, thou Rubles	-	-
8	**Total capital, thou Rubles**	**231,923,988**	**100.00**

The Issuer's authorized capital specified herein corresponds to the Company's constituent documents.

As of December 31, 2004 the Company's capital amounted to 176.8 bln Rubles. Over 9 months of 2005 the capital increased by 5.9% thanks to undistributed profit.

The major component of the capital structure in undistributed profit (88.08%), its share over 9 months increased by 10.3%.

Size and composition of current assets

Item No.	Item	As of September 30, 2005	
		Current assets	Composition, %
1	Inventories, thou Rubles	41,746,634	42,09

2	VAT on acquired assets, thou Rubles	5,028,451	5.07
3	Accounts receivable, thou Rubles	37,347,678	37.65
4	Short-term investments, thou Rubles	12,665,707	12.77
5	Cash, thou Rubles	2,206,156	2.22
6	Other current assets, thou Rubles	192,433	0.20
6	**Total current assets, thou Rubles**	**99,187,060**	**100.00**

As of January 1, 2005 liquid current assets (lines 4 and 5) accounted for 27.7%. Over the following 9 months they declined to 15.0% while the share of the least liquid assets increased from 72.1% to 85.0% due to growing accounts receivable and reducing available funds.

The Company's current assets financing policy provides for:

1. internal financing of operations;
2. utilization of cheap borrowed funds for investments.

4.3.2. Financial investments

Below is the list of the Issuer's financial investments accounting for 10 per cent and more of total financial investments on the closing date of the quarter under review.

Type of securities: stock

Full corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Abbreviated name: ***OAO «RAO «Norilsk Nickel»***
Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka, Korotkaya Street 1, Bldg. 2.***
State registration numbers of regular securities issues, state registration dates, registrars:
number MF19-1p-00458 registered on June 14, 1994 by the Securities and Financial Market Department of the Russian Ministry of Finance;
number 1-02-00107-A registered on December 5, 1997 by the Russian Federal Securities Commission;
number 1-03-00107-A registered on March 29, 1999 by the Russian Federal Securities Commission;
number 1-04 00107-A registered on July 13, 2000 by the Russian Federal Securities Commission.
Number of securities held by the Issuer: ***183,192,229***
Total par value of securities held by the Issuer: ***45,798,057.25 Rubles***
Total balance-sheet value of securities held by the Issuer: ***48,465,263,401.06 Rubles***
2004 dividend on preference stock and procedure of calculation thereof: ***0 Rubles***
2004 dividend on ordinary stock: ***0 Rubles***

Type of securities: stock

Full corporate name: ***Gold-Mining «Polyus» Closed Joint Stock Company***
Abbreviated name: ***ZAO «Polyus»***
Location: ***663280, Krasnoyarsk Territory, township of Severo-Yeniseiski, Belinski Street 2-B.***
State registration numbers of regular securities issues, state registration dates, registrars:
number 3-03-70170-N registered on October 8, 1999 by the Krasnoyarsk Regional Branch of the Russian Federal Securities Commission;
number 1-03-70170-N registered on November 21, 2001 by the Krasnoyarsk Regional Branch of the Russian Federal Securities Commission;
number 1-03-70170-N-001D registered on August 20, 2004 by the Krasnoyarsk Regional Branch of the Russian Federal Securities Commission;
number 1-03-70170-N-002D registered on May 16, 2005 by the Regional Branch of the Federal Financial Market Service in the Siberian Federal District.
Number of securities held by the Issuer: ***419***
Total par value of securities held by the Issuer: ***131,600 Rubles***
Total balance-sheet value of securities held by the Issuer: ***58,316,813,679.60 Rubles***
2004 dividend on preference stock: ***0 Rubles***
2004 dividend on ordinary stock: ***0 Rubles***

Information on provisions for depreciation of securities:
provision for depreciation of financial investments as of January 1, 2004 — 305,787 thou Rubles
provision for depreciation of financial investments as of December 31, 2004 — 164,089 thou Rubles.

In Quarter III 2005 no provisions for depreciation of securities were formed nor existing provisions for depreciation of securities were used.

As of September 30, 2005 the Issuer has no financial investments in irregular securities and other financial investments accounting for 10 per cent and more of its total financial investments.

The information on financial investments is disclosed according to Regulation for Accounting of Financial Investments PBU 19/02 approved by Resolution No. 12bn of the Russian Ministry of Finance on October 10, 2002.

4.3.3. Intangible assets

Composition of intangible assets, acquisition (replacement) cost and accumulated depreciation

Item No.	Intangible assets item	Acquisition cost, thou Rubles	Accumulated depreciation, thou Rubles
as of September 30, 2005			
1	Exclusive trademark holder right	897	241

2	Exclusive paten holder's right to invention	54,339	4,839
Total, thou Rubles:		**55,236**	**5,080**

Information on intangible assets is disclosed as provided for by the Accounting Regulations "Accounting of Intangible Assets" approved by Resolution No. 91n of the Russian Ministry of Finance on October 16, 2000.

4.4. The Issuer's Policy and Investments in Scientific and Technological Development, Licenses, Patents, New Research and Developments

The Company management approved the Concept of Production and Technology Development for the Period to 2010 (Minutes of the Management Board No. GMK/50-pr-p of December 19, 2002 and Minutes of the Board of Directors No. GMK/5-pr-sd of March 18, 2003).

The Issuer's research and development policy is intended to support the Concept implementation by the results of research and development, feasibility studies, design and exploration. The formulation of the Production and Technology Development Strategy continued in Quarter III 2005.

The "Norilsk Palladium" Research Centre prepared presentation materials for the "Morphosole" anticancer drug.

Implementation and preparation for certification were continued of an integrated quality management system (QMS) and an environmental management system (EMS) in the Company and the Company's Head Office conforming with ISO 9001:2000 and 14001:2004. In August-September the systems' precertification audit was performed.

The Company cooperates with local executive authorities in the development of a technical supervision and regulation system for the Russian mining industry and performs a review of the Company's technical standards and their harmonization with requirements of the Federal Law "On Technical Regulation". The Company in involved in the development of 2 special-purpose technical regulations for:

safety of metallurgical processes;

safety of mineral resources development, concentration and processing.

To support the promulgation of Federal Law "On Technical Regulation" No. 184-FZ the Company prepared and submitted to the Department of Technical Regulation and Metrology of the Russian Ministry of Industry and Energy comments and proposals for 3 draft general technical regulations for:

environmental safety;

safe operation and salvaging of machinery and equipment;

general requirements to fire safety.

During the first nine months of the year 8 patents for inventions were obtained, one of them in the third quarter. The underlying inventions relate to the improvement of concentration processes, pyro- and hydrometallurgy, metallurgical furnace roof design.

In Quarter III 2005 total R&D expenses amounted to 14.3 mln Rubles and 4 contracts were concluded for R&D included in the list of activities supporting the implementation of the Development Concept.

There is no risk of expiry of trademark licenses.

4.5. Trend Analysis of the Issuer Core Operations

The Issuer's results are generally in line with the industry's development trends.

The Company's operations are still considerably affected by:
— *market risks;*
— *national currency rate;*
— *amendment of labour safety and environment protection law;*
— *manufacturing risk arising from severe weather conditions of the Far North;*
— *risk of acquisitions (mergers).*

The risks described above may materially affect the Company's operations, sales, revenue, assets, liquidity and capital resources.

Of special importance are market risks relating to the growth (drop) of the world metal prices directly affecting the Company's financial situation.

Major competitors of OAO "GMK "Norilsk Nickel" are:
on nickel market — INCO (Canada), Falconbridge (Canada), Jinchuan (China);
on copper market — Codelco (Chile), Phelps Dodge (USA), Grupo Mexico (Mexico), Urals Mining and Metallurgical Company (Russia);
on PMs market — Anglo Platinum (South Africa), Impala (South Africa), Lonmin (South Africa).

Factors of the Company's competitiveness:
In logistics:
— *availability of sources of raw materials with high content of basic elements;*
— *availability of cheap power sources.*
In production:
— *employment of highly efficient production processes;*
— *operation of state-of-the-art equipment;*
— *availability of a specialized branch research institute;*
— *high-skilled personnel.*
In marketing:
— *low production costs (by virtue of the above factors);*
— *efficient logistical product delivery system;*
— *full-scale distribution network and end user orientation;*
— *products' compliance with international standards.*

The Articles of Association and by-laws of OAO "GMK "Norilsk Nickel" do not provide for the approval of the Issuer's quarterly accounts by the Board of Directors or the Management Board.

V. Details of Members of the Issuer Management, Internal Audit System and Officers

5.1. Structure and Powers of the Issuer Management

Supreme management powers in the Company are vested in the General Shareholders Meeting.

The Board of Directors is empowered to exercise general management of the Company operations except resolving matters within authority of the General Shareholders Meeting under the Articles of Association.

Everyday management of the Company is exercise by Director General (single executive) and the Management Board (executive board).

Powers of the general shareholders meeting provided for by the Articles of Association:

5.19. The following issues shall come within authority of the Meeting:
5.19.1. amendment and modification of the Articles of Association or approval of the restated Articles of Association;
5.19.2. reorganization of the Company;
5.19.3. liquidation of the Company, appointment of the liquidation committee and approval of trial and final liquidation balance sheet;
5.19.4. determination of the composition, election and dismissal of the Board of Directors;
5.19.5. determination of the number, par value and classes (types) of authorized shares and powers assigned to such shares;
5.19.6. increase of the authorized capital by increasing par value of existing shares or issuing of additional shares as provided for by the Federal Law;
5.19.7. reduction of the authorized capital by reducing par value of existing shares, acquisition by the Company of outstanding shares to reduces their total number or redemption of acquired or bought out shares;
5.19.8. election and dismissal of the Audit Committee;
5.19.9. approval of the Company auditor;
5.19.10. approval of annual statements, annual accounts including profit and loss accounts of the Company and distribution of annual profits and losses including payment (declaration) of dividends;
5.19.11. approval of proceedings of the General Shareholders Meeting;
5.19.12. election and dismissal of the accounting board;
5.19.13. splitting and consolidation of shares;
5.19.14. approval of transactions described in Article 83 of the Federal Law;
5.19.15. approval of major transactions described in Article 79 of the Federal Law;
5.19.16. purchase of outstanding shares of the Company as specified by the Federal Law;
5.19.17. resolution on participation in holding companies, financial and industrial groups, associations and other business alliances;
5.19.18. approval of the Company by-laws;
5.19.19. other matters provided for by the Federal Law.

Powers of the Issuer's board of directors under the Articles of Association:

6.3. Powers of the Board of Directors:

6.3.1. The Board of Directors shall be empowered to exercise general management of the Company except resolving matters within authority of the General Shareholders Meeting.

6.3.2. The Board of Directors shall not delegate to executive bodies of the Company any matters vested in its authority under the Federal Law and these Articles of Association.

6.3.3. The Board of Directors shall be empowered to:

6.3.3.1. determine priority lines, concepts and strategy of the Company development and method of implementation thereof, approve the Company's plans and budgets and any modification thereof;

6.3.3.2. convene the annual and extraordinary Meeting except as specified by the Federal Law;

6.3.3.3. approve the agenda of the Meeting;

6.3.3.4. fix the date of registration of persons entitled to attend the Meeting and resolve other matters relating to the preparation and holding of the Meeting vested in the Board of Directors by the Federal Law;

6.3.3.5. submit to the Meeting matters specified in paragraphs 5.19.2, 5.19.6, 5.19.13-5.19.18 of these Articles of Association;

6.3.3.6. issue debentures and other regular securities of the Company including convertible debentures and other convertible regular securities as provided for by the Federal Law;

6.3.3.7. determine the price (value) of assets, securities issue and redemption price as provided for by the Federal Law;

6.3.3.8. redeem outstanding shares, debentures and other securities of the Company as provided for by the Federal Law;

6.3.3.9. appoint and dismiss executive bodies of the Company:

— elect and remove Director General, fix the remuneration and compensation payable to and approve and terminate the contract with Director General;

— elect the Management Board of the Company (on presentation by Director General), fix the remuneration and compensation payable to and approve and terminate the contracts with members of the Management Board;

6.3.3.10. recommend on the size of the remuneration and compensation payable to members of the Audit Committee and the Company auditor fee;

6.3.3.11. recommend on the size of dividends on shares and payment procedure;

6.3.3.12. spend reserve and other funds of the Company;

6.3.3.13. approve by-laws of the Company except those to be approved by the Meeting under the Federal Law and by the Company's executive bodies under these Articles of Association;

6.3.3.14. establish (wind up) branches and open (close) representative offices of the Company;

6.3.3.15. approve participation of the Company in other entities and transactions in members' shares held by the Company which result or may result in disposal or encumbrance of such shares and make other decisions which may results in the change of the Company's interests in other entities (resolutions to refrain from the exercise of pre-emptive rights, to subscribe to shares, etc.);

6.3.3.16. approve major transactions as provided for by the Federal Law;

6.3.3.17. approve non-arm's length transactions as provided for by applicable law;

6.3.3.18. approve the Registrar of the Company, approve and terminate the contract with the Registrar;

6.3.3.19. increase the authorized capital of the Company through the issue of additional shares within the number and classes (types) specified for authorized shares;

6.3.3.20. approve securities issues, issue reports and prospectuses as specified by applicable federal law and other regulations;

6.3.3.21. convene the general holding meeting of the subsidiary and approve the agenda thereof unless otherwise specified by the subsidiary's articles of association;

6.3.3.22. amend and modify these Articles of Association as provided for by the Federal Law;

6.3.3.23. exercise control over the execution of the budgets approved by the Board of Directors;

6.3.3.24. approve regulations for the Company's branches and representative offices;

6.3.3.25. approve the Company's dividend policy;

6.3.3.26. approve the internal control system and procedures and the management information system;

6.3.3.27. appoint (remove) chairman of the Company's auditing department and fix the his remuneration;

6.3.3.28. approve requirements to nominees to and the appointment procedure of the auditing department personnel;

6.3.3.29. approve disbursements for purposes beyond the scope of the Company's budget exceeding the equivalent of five million US Dollars at the exchange rate of the Central Bank of the Russian Federation on the date of approval;

6.3.3.30. approve the Regulations for the auditing department of the Company;

6.3.3.31. specify requirements to nominees to the Management Board and Director General of the Company;

6.3.3.32. appoint (remove) Secretary of the Company, approve the contract and the remuneration of such Secretary;

6.3.3.33. approve the Regulations for the Secretariat of the Company;

6.3.3.34. approve transactions to the amount Two (2) and more per cent of balance-sheet value of the Company's assets recorded on the last balance-sheet date;

6.3.3.35. identify basic risks inherent in the Company's operations and implement measures and procedures of risk management;

6.3.3.36. approve public relations and investor policy;

6.3.3.37. exercise supervision over management of the Company and financial and business operations thereof, appraise performance of Director General and members of the Management Board and exercise control over compliance with resolutions of the Board of Directors;

6.3.3.38. resolve on the invitation of independent observers to supervise the counting of votes at the Meeting;

6.3.3.39. appoint committees consisting of members of the Board of Directors;

6.3.3.40. vest in members of the Management Board responsibility for supervision over particular lines of the Company operations;
6.3.3.41. elect and dismiss deputy chairman (chairmen) of the Board of Directors;
6.3.3.42. appoint (remove) Secretary of the Board of Directors;
6.3.3.43. determine the procedure of voting by shares held by the Company in other business entities on the increase of the authorized capital, reorganization or liquidation of such business entities;
6.3.3.44. resolve other matters provided for by the Federal Law.

Powers of the Issuer's single executive and executive board under the Articles of Association:

7.8. The Management Board may:
7.8.1. prepare and submit to the Board of Directors proposals for amendment of the Company's Articles of Association;
7.8.2. compile and submit to the Board of Directors preliminary reports on the Company's financial and business operations;
7.8.3. prepare proposals for the transactions to be approved by the Meeting or the Board of Directors;
7.8.4. review and appraise financial and business results of the Company including the execution of approved plans, programs and review reports and other information on operations of the Company, its subsidiaries, branches and representative offices;
7.8.5. prepare proposals for the spending of the Company's reserve fund;
7.8.6. discuss materials to be presented to meetings of the Board of Directors;
7.8.7. appoint managers of branches and representative offices of the Company;
7.8.8. determine the procedure of voting by shares held by the Company in other business entities except as provided for in paragraph 6.3.3.43 hereof;
7.8.9. appoint representative of the Company at general shareholders meetings of business entities in which the Company holds interests and issue voting instructions according to the resolution of the Management Board or the Board of Directors.

The Issuer has no by-law specifying corporate rules of conduct.

The Internet site where a full version of the applicable Articles of Association of OAO «GMK «Norilsk Nickel» and by-laws regulating the Issuer's management bodies are available: *http://www.nornik.ru/shareholders/documents/*

5.2. Details of Members of the Issuer Management

Members of the Board of Directors

Chairman: *Klishas Andrei Alexandrovich*

Members of the Board of Directors:

Bugrov Andrei Yevgenyevich

Born in: *1952*

Education: ***higher education (Moscow State Institute of Foreign Relations), post-graduate professional education, Candidate of Economics***

Offices occupied over the last 5 years:

Period: ***1993-2002***
Entity: ***World Bank Group (Washington, USA)***
Office: ***Representative of the Russian Federation in the World Bank Group, Executive Director of the International Bank for Reconstruction and Development (IBRR) and the International Finance Corporation (IFC), Washington (USA)***

Period: ***2002-2004***
Entity: ***«INTERROS Holding Company» Closed Joint Stock Company***
Office: ***Deputy Chairman of the Management Board***

Period: ***2002-2003***
Entity: ***«SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2002-2003***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***Chairman of the Board of Directors, President***

Period: ***2002 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2002 – present time***
Entity: ***Chamber of Commerce and Industry of the Russian Federation***
Office: ***member of the Management Board, member of the Committee for Financial Markets and Lending Institutions***

Period: ***2002 – present time***
Entity: ***Council for Foreign and Defense Policy***
Office: ***member of the Council***

Period: ***2002 – present time***
Entity: ***«Russian Utility Systems» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2003 – present time***
Entity: ***AIG-INTERROS RCF ADVISOR, LTD.***
Office: ***Director***

Period: ***2003 – present time***
Entity: ***AIG-INTERROS RCF, LTD.***
Office: ***Director***

Period: ***2003 – present time***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***member of the Board of Directors***

Period: ***2003 – present time***
Entity: ***«Fincom — Investments and Management» Limited Company***
Office: ***Chairman of the Supervisory Board***

Period: ***2003 – present time***
Entity: ***«Open Investments» Open Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2004 – present time***
Entity: ***«INTERROS Holding Company» Closed Joint Stock Company***
Office: ***Managing Director, member of the Board of Directors***

Period: ***2004 – present time***
Entity: ***«Prof-Media» Publishing House» Closed Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2004 – present time***
Entity: ***«EES Rossii» Russian Open Joint Stock Company for Power and Electrification***
Office: ***member of the Board of Directors***

Period: ***2005 – present time***
Entity: ***«Regional Generation Company No. 1» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2005 – present time***
Entity: ***«SILOVYE MASHINY-LMZ, ZTL, Electrosila, Energomashexport» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Gui de Selier

Born in: ***1952***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1998-2001***
Entity: ***Fleming/JP Morgan/Chase***

Office: ***Chairman of the Board of Directors, Eastern Europe***

Period: ***1998-2001***
Entity: ***NIF Holding***
Office: ***non-executive member of the Board of Directors***

Period: ***1998 – present time***
Entity: ***Solvay S.A.***
Office: ***non-executive member of the Board of Directors***

Period: ***2000 – present time***
Entity: ***Partners in Hope***
Office: ***Chairman of the Board of Trustees***

Period: ***2001 – present time***
Entity: ***Wimm Bill Dan***
Office: ***non-executive member of the Board of Directors***

Period: ***2001-2001***
Entity: ***British Titanium***
Office: ***non-executive member of the Board of Directors***

Period: ***2001 – present time***
Entity: ***Fortis Group***
Office: ***member of the International Supervisory Board***

Period: ***2002 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2003 – present time***
Entity: ***HB Advisors***
Office: ***Chairman of the Board of Directors***

Period: ***2003 – present time***
Entity: ***«Shatura» Furniture Company» Open Joint Stock Company***
Office: ***non-executive member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Dolgikh Vladimir Ivanovich

Born in: ***1924***

Education: ***post-graduate professional education, Doctor of Engineering***

Offices occupied over the last 5 years:

Period: ***1988 – present time***
Entity: ***retiree***
Office: ***n/a***

Period: ***1997 – present time***
Entity: ***«Krasnoyarsk Fraternity» Society***
Office: ***Chairman of the Management Board***

Period: ***1999 – present time***
Entity: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2002 – present time***
Entity: ***Moscow City Council of Veterans of War, Labour, Armed Forces and Law Enforcement Bodies***
Office: ***Chairman of the Moscow City Council***

Share in the Issuer's authorized capital: ***0.00022%***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Klishas Andrei Alexandrovich

Born in: ***1972***

Education: ***post-graduate professional education, Candidate of Law***

Offices occupied over the last 5 years:

Period: ***1998-2001***
Entity: ***«Sidanco» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***1998 – present time***
Entity: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***member of the Board of Directors, Chairman of the Board of Directors***

Period: ***1998 – present time***
Entity: ***«INTERROS Holding Company» Closed Joint Stock Company***

Office: ***Director for Legal Issues, Deputy Director General, Director General, Chairman of the Management Board***

Period: ***1999-2003***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***member of the Board of Directors***

Period: ***2001-2002***
Entity: ***"Roskhleboprodukt" Federal Contract Corporation" Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2002 – present time***
Entity: ***«Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2002 – present time***
Entity: ***"Agros Agro-Industrial Complex" Closed Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2003 – present time***
Entity: ***«Fincom — Investments and Management» Limited Company***
Office: ***member of the Supervisory Board***

Period: ***2004 – present time***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***Chairman of the Board of Directors***

Period: ***2004 – present time***
Entity: ***«INTERROS Holding Company» Closed Joint Stock Company***
Office: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Morgan Ralph Tavacolian

Born in: ***1968***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: *1995-2004*
Entity: *McKinsey&Co. Inc.*
Office: *partner, junior partner, project manager*

Period: *2004 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General — Deputy Chairman of the Management Board*

Period: *2005 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2005 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General — member of the Management Board*

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Prokhorov Mikhail Dmitrievich

Born in: *1965*

Education: *higher professional education*

Offices occupied over the last 5 years:

Period: *1993-2000*
Entity: *"United Export-Import Bank" (UNEXIM Bank) Joint Stock Commercial Bank, Open Joint Stock Company*
Office: *Chairman of the Management Board, member of the Board of Directors*

Period: *1998-2001*
Entity: *«INTERROS Holding Company» Closed Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2000-2001*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *President*

Period: *2000-2002*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *member of the Board of Directors*

Period: *2000-2002*
Entity: ***"International Finance Company" Joint Stock Commercial Bank (closed joint stock company)***
Office: ***member of the Board of Directors***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Director General-Chairman of the Management Board***

Period: ***2003 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.296%***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Salnikova Yekaterina Mikhailovna

Born in: ***1957***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1998-2001***
Entity: ***«Sidanco» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***1998-2003***
Entity: ***«Fincom — Investments and Management» Limited Company***
Office: ***member of the Supervisory Board***

Period: ***1998 – present time***
Entity: ***"Universalinvest" Closed Joint Stock Company***
Office: ***Director General***

Period: ***1998 – present time***
Entity: ***«INTERROS Holding Company» Closed Joint Stock Company***
Office: ***Director, Corporate Governance***

Period: ***2000-2000***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***member of the Board of Directors***

Period: ***2000-2001***

Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2000-2004*
Entity: *«Prof-Media» Publishing House» Closed Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2000 – present time*
Entity: *«Silovye Mashiny-LMZ, ZTL, Electrosila, Energomashexport» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2001-2003*
Entity: *«INTERROS Holding Company» Closed Joint Stock Company*
Office: *member of the Management Board*

Period: *2001-2003*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2003 – present time*
Entity: *«Open Investments» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2004 – present time*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *member of the Board of Directors*

Period: *2004-2005*
Entity: *"Agros Agro-Industrial Complex" Closed Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2004 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Ugolnikov Kirill Lvovich

Born in: *1961*

Education: *higher professional education*

Offices occupied over the last 5 years:

Period: *1995-2000*
Entity: ***State Tax Service of the Russian Federation, Ministry of the Russian Federation for Taxes and Charges***
Office: ***Deputy Manager of the State Tax Service of the Russian Federation, First Deputy Minister of the Russian Federation for Taxes and Charges***

Period: ***2000 – present time***
Entity: ***"Vneshyurkollegia" Closed Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2000 – present time***
Entity: ***"Investsberbank" Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***member of the Board of Directors***

Period: ***2005 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Heinz S. Schimmelbusch

Born in: ***1944***

Education: ***higher professional education, Doctor of Economics***

Offices occupied over the last 5 years:

Period: ***1994 – present time***
Entity: ***Allied Resource Corporation (USA)***
Office: ***Chairman of the Board of Directors, Director General***

Period: ***1997 – present time***
Entity: ***Safeguard International Fund L.P.***
Office: ***Managing Director, partner and founder***

Period: ***1998 – present time***
Entity: ***Metallurg Holdings, Inc.***
Office: ***Chief Executive Officer, member of the Board of Directors***

Period: ***1998 – present time***
Entity: ***ALD Vacuum Technologies AG***
Office: ***Chairman of the Supervisory Board***

Period: *1999 – present time*
Entity: *Becancour Silicon Inc.*
Office: *member of the Board of Directors*

Period: *2001 – present time*
Entity: *Pfalz-Flugzeugwerke GmbH*
Office: *Chairman of the Supervisory Board*

Period: *2002 – present time*
Entity: *Metallurg Inc.*
Office: *Chairman of the Board of Directors, Director General*

Period: *2003 – present time*
Entity: *Timminco Limited*
Office: *Chairman of the Board of Directors, Director General*

Period: *2003 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

The Issuer's single executive and members of the executive board:

Komarov Igor Anatolyevich

Born in: *1964*

Education: *higher professional education*

Offices occupied over the last 5 years:

Period: *1998-2000*
Entity: *"National Reserve Bank" Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *First Deputy Chairman of the Management Board*

Period: *2000-2002*
Entity: *"Joint Stock Commercial Savings Bank of the Russian Federation" Open Joint Stock Company*
Office: *Deputy Chairman of the Management Board*

Period: *2002 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*

Office: *Deputy Director General — Deputy Chairman of the Management Board*

Period: *2002-2004*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *member of the Board of Directors*

Period: *2003 – present time*
Entity: *"National Organization for Financial Accounting and Reporting Standards» Foundation*
Office: *member of the Management Board*

Period: *2005 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General – member of the Management Board*

Share in the Issuer's authorized capital: *0.0037%*
Shares in the Issuer's subsidiaries/affiliates: *none*

Kinship with other members of the Issuer's management and/or auditing bodies: *none*

Kotlyar Yuri Alexeevich

Born in: *1938*

Education: *higher professional education*

Offices occupied over the last 5 years:

Period: *1997-2001*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *First Deputy Director General*

Period: *1999-2000*
Entity: *«Kola Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *1999-2003*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *member of the Board of Directors, Chairman of the Board of Directors (elected to the Board of Directors in 1996, 1997)*

Period: *1999-2000*
Entity: *«Norilsk Mining Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2001-2002*

Entity: ***Leading Research and Design Institute of Nickel-Cobalt Industry of «Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***Director General***

Period: ***2000-2002***
Entity: ***Leading Research and Design Institute of Nickel-Cobalt Industry of «Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***member of the Management Board***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Chairman of the Management Board***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***Director General — Chairman of the Management Board***

Period: ***2005 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Morgan Ralph Tavacolian

Born in: ***1968***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1995-2004***
Entity: ***McKinsey&Co. Inc.***
Office: ***partner, junior partner, project manager***

Period: ***2004 – 2005***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — Deputy Chairman of the Management Board***

Period: ***2005 – present time***

Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2005 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General — member of the Management Board*

Share in the Issuer's authorized capital: *none*
Shares in the Issuer's subsidiaries/affiliates: *none*

Kinship with other members of the Issuer's management and/or auditing bodies: *none*

Morozov Denis Stanislavovich

Born in: *1973*

Education: *post-graduate professional education, Candidate of Economics*

Offices occupied over the last 5 years:

Period: *1999-2001*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *Manager of the Corporate Structure Division, Manager of the Corporate Capital Management, Shareholder and Investor Division*

Period: *2001-2003*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Manager, Legal Division*

Period: *2001-2003*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *Manager, Legal Division (part-time officer)*

Period: *2002 – present time*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *member of the Management Board*

Period: *2002-2003*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2002-2005*
Entity: *Gold-Mining «Polyus» Closed Joint Stock Company*

Office: *member of the Board of Directors*

Period: *2002-2003*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Manager of the Office of the Board of Directors (part-time officer)*

Period: *2003 – present time*
Entity: *«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company*
Office: *Deputy Director General (part-time officer)*

Period: *2003-2005*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General*

Period: *2005 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General — member of the Management Board*

Share in the Issuer's authorized capital: *0.000003%*
Shares in the Issuer's subsidiaries/affiliates: *none*

Kinship with other members of the Issuer's management and/or auditing bodies: *none*

Prokhorov Mikhail Dmitrievich

Born in: *1965*

Education: *higher professional education*

Offices occupied over the last 5 years:

Period: *1993-2000*
Entity: *"United Export-Import Bank" (UNEXIM Bank) Joint Stock Commercial Bank, Open Joint Stock Company*
Office: *Chairman of the Management Board, member of the Board of Directors*

Period: *1998-2001*
Entity: *«INTERROS Holding Company» Closed Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2000-2001*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *President*

Period: *2000-2002*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*

Office: ***member of the Board of Directors***

Period: ***2000-2002***
Entity: ***"International Finance Company" Joint Stock Commercial Bank (closed joint stock company)***
Office: ***member of the Board of Directors***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Director General-Chairman of the Management Board***

Period: ***2003 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Share in the Issuer's authorized capital: ***0.296%***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Rosenberg Zhokves Iosifovich

Born in: ***1943***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1998-2003***
Entity: ***«Norilskgasprom» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***1998-2000***
Entity: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company***
Office: ***Director for Economy, Deputy Director General***

Period: ***1999-2003***
Entity: ***Leading Research and Design Institute of OAO «GMK «Norilsk Nickel», Open Joint Stock Company***
Office: ***member of the Scientific and Technical Council***

Period: ***2001-2003***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General, Deputy Director General — Chairman of the Scientific and Technical Council***

Period: ***2001-2001***
Entity: ***«NORMETIMPEX» Closed Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2001-2001***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***member of the Management Board***

Period: ***2002 – 2005***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — Deputy Chairman of the Management Board***

Period: ***2005 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — member of the Management Board***

Share in the Issuer's authorized capital: ***0.00042%***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Sprogis Viktor Yevgenyevich

Born in: ***1961***

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***2000-2001***
Entity: ***«Raznoimport» Open Joint Stock Company***
Office: ***First Deputy Director General***

Period: ***2001-2005***
«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company
Office: ***Deputy Director General, Marketing***

Period: ***2005 – present time***
«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company
Office: ***Deputy Director General — member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Finski Maksim Valeryevich

Born in: *1966*

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1998-2001***
Entity: ***"International Finance Company" Joint Stock Commercial Bank***
Office: ***Manager of the Customer Relations Division, Director of the Commercial and Banking Operations Department, Deputy Chairman of the Management Board, First Deputy Chairman of the Management Board***

Period: ***2000-2002***
Entity: ***"International Finance Company" Joint Stock Commercial Bank***
Office: ***member of the Board of Directors***

Period: ***2001-2002***
Entity: ***«Babayevski» Confectionery Concern» Open Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2001 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — Deputy Chairman of the Management Board***

Period: ***2002 – present time***
Entity: ***International Platinum Association e.V.***
Office: ***member of the Board of Directors***

Period: ***2002-2003***
Entity: ***«Murmansk Shipping Company» Open Joint Stock Company***
Office: ***member of the Board of Directors***

Period: ***2004 – present time***
Entity: ***Metal Trade Overseas SA, Zug, Switzerland***
Office: ***Chairman of the Board of Directors***

Period: ***2005 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Cheskis Dmitri Semyonovich

Born in *1954*

Education: ***higher professional education***

Offices occupied over the last 5 years:

Period: ***1996-2001***
Entity: ***"OKAMET" Limited Company***
Office: ***Executive Director***

Period: ***2001-2003***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Manager, Domestic Market Division***

Period: ***2002-2004***
Entity: ***"Normetimpex" Closed Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2002-2005***
Entity: ***"Norilsk Metals" Limited Company***
Office: ***Chairman of the Board of Directors***

Period: ***2003 – present time***
Entity: ***"Yenisei Shipping Company" Open Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Period: ***2003-2005***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General***

Period: ***2005 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Deputy Director General — member of the Management Board***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Officer acting as single executive:

Prokhorov Mikhail Dmitrievich

5.3. Information on Remuneration, Benefits and/or Compensations of the Issuer Management Bodies

*All types of remuneration paid to members of the Company's Board of Directors in 2004 — 14,769,451.48 Rubles**

*All types of remuneration paid to members of the Company's Management Board and Director General — 77,853,330.05 Rubles**

- *During the year of 2004 Prokhorov M.D. and Rozhetski L.B. were concurrently present on the Board of Directors and the Management Board. The remuneration paid to the officers in 2004 is included in the total remuneration paid to members of the Management Board and Director General.*

Members of the Company's executive bodies are paid remuneration provided for by the employment schedule.

The General Shareholders Meeting of OAO "GMK "Norilsk Nickel" held on June 30, 2005 resolved that during their terms of office members of the Board of Directors of OAO "GMK "Norilsk Nickel" being "Independent Directors" under paragraph 6.2.8 of the Articles of Association shall be paid a quarterly remuneration of 750,000 Rubles each and "Independent Director" — Chairman of the Audit Committee of the Board of Directors shall be paid a quarterly remuneration of 1,250,000 Rubles. "Independent Directors" are also reimbursed documented expenses incurred in the performance of their office duties (traveling and accommodation expenses, meals, interpreter services) not exceeding 2 mln Rubles a year each.

5.4. Structure and Powers of the Issuer Internal Control Bodies

Extract from the Articles of Association:

8.1. Control over financial and business operations of the Company shall be exercised by the Audit Committee.

8.2. The Meeting shall elect the Audit Committee consisting of Five (5) members. Proceedings of the Audit Committee shall be specified by the Regulations for the Audit Committee approved by the Meeting.

Members of the Audit Committee shall not be members of the Board of Directors or occupy other offices in the Company's management.

8.3. The Audit Committee shall conduct audits annually and at any time when initiated by the Audit Committee or requested by the Meeting, the Board of Directors or shareholders holding in aggregate at least Ten (10) per cent of voting shares.

8.4. Officers of the Company's management shall furnish financial and business records of the Company requested by the Audit Committee.

8.5. The auditor shall audit financial and business operations of the Company on a contract basis in accordance with applicable regulations of the Russian Federation.

8.6. The Audit Committee and the auditor shall prepare opinions as provided for by applicable federal law and other regulations of the Russian Federation.

8.7. The Audit Committee and the auditor may demand convening of the extraordinary Meeting according to the procedure specified by the Federal Law.

The Company does not maintain an internal control service.

The Company has no by-law specifying the rules of prevention of insider information use.

5.5. Information on Members of the Issuer Internal Control Bodies

Basova Yulia Vasilyevna

Born in: *1964*

Education: *higher professional education*

Offices occupies over the last 5 years:

Period: *1993-2000*
Entity: *"United Export-Import Bank" (UNEXIM Bank) Joint Stock Commercial Bank, Open Joint Stock Company*
Office: *Deputy Chairman of the Management Board, Vice President*

Period: *2000-2002*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *chief economic adviser to President*

Period: *2002 – present time*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Director General*

Period: *2003-2005*
Entity: *"Kolenergo" Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2003 – present time*
Entity: *"Krasnoyarskenergo" Open Joint Stock Company*
Office: *member of the Board of Directors*

Period: *2003-2005*
Entity: *«Norilskgasprom» Open Joint Stock Company*

Office: ***member of the Board of Directors, Chairman of the Board of Directors***

Period: ***2005 – present time***
Entity: ***"Norilsk-Taimyr Power Company" Open Joint Stock Company***
Office: ***Chairman of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Meshcheryakov Vadim Yuryevich

Born in: ***1969***

Education: ***higher professional education***

Offices occupies over the last 5 years:

Period: ***1998-2000***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***Manager of the Claim Administration Department of the Legal Division***

Period: ***2000-2001***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***Director, Legal Department***

Period: ***2001-2003***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***adviser to the Bank President***

Period: ***2003 - present time***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***Senior Vice President***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Morozov Nikolai Vladimirovich

Born in: ***1967***

Education: ***higher professional education***

Offices occupies over the last 5 years:

Period: ***1998-2002***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***

Office: ***Internal Control Service Manager***

Period: ***2002-2003***
Entity: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)***
Office: ***member of the Management Board***

Period: ***2003 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***Manager of the Audit Division, Director of the Internal Control Department***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Rompel Olga Yuryevna

Born in: ***1957***

Education: ***higher professional education***

Offices occupies over the last 5 years:

Period: ***1998-2002***
Entity: ***Krasnoyarsk Representative Office of «Norilsk Nickel» Mining and Metallurgical Open Joint Stock Company, Closed Joint Stock Company***
Office: ***Director, Tax and Arbitration Department***

Period: ***2002 – present time***
Entity: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company***
Office: ***adviser to Director General***

Period: ***2002 – present time***
Entity: ***«Taimyr Oil Company» Limited Company***
Office: ***Chairman of the Board of Directors***

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

Firsik Olesya Vladimirovna

Born in: ***1970***

Education: ***higher professional education***

Offices occupies over the last 5 years:

Period: *1998-2003*
Entity: *"International Finance Company" Joint Stock Commercial Bank*
Office: *Chief Accountant*

Period: *2003-2004*
Entity: *«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company*
Office: *Deputy Chief Accountant*

Period: *2004 – present time*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *First Vice President*

Period: *2005 – present time*
Entity: *«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company)*
Office: *Chief Accountant*

Share in the Issuer's authorized capital: ***none***
Shares in the Issuer's subsidiaries/affiliates: ***none***

Kinship with other members of the Issuer's management and/or auditing bodies: ***none***

5.6. Information on Remuneration, Benefits and/or Compensations of the Issuer Internal Control Bodies

All types of remuneration paid to members of the Company's Audit Committee in 2004 — 11,936,833.16 Rubles.

5.7. Summary Data on Education and Composition of the Issuer Employees and Personnel Turnover

Item	Quarter III 2005
Staff of the payroll	*53,512*
Share of employees with higher professional education, %	*18.5*
Payroll, mln Rubles	*5,382.8*
Fringe benefit expenses, mln Rubles	*286.0*
Total expenses, Rubles	*5,668.8*

Reduction in the Company's employment against the previous quarter resulted from restructuring of the Company and removal of non-core operations.

OAO "GMK "Norilsk Nickel" has a number of trade union organizations.

5.8. Information on the Issuer Liabilities to Employees Relating to Their Participation in the Issuer's Authorized Capital

No such liabilities exist.

VI. Details of the Issuer Members (Shareholders) and Non-Arm's Length Transactions

6.1. Total number of the Issuer Members (Shareholders)

Total number of shareholders recorded in the shareholders register of OAO "GMK "Norilsk Nickel" — *61,486*;

including nominee holders — *18*.

6.2. Details of the Issuer Members (Shareholders) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares and Details of the Issuer Members (Shareholders) Holding at Least 20 Per Cent of the Authorized Capital or at Least 20 Per Cent of Ordinary Shares

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED"***
Location: ***Kato Pervolia, 33 Lythrodontas, Nicosia, Cyprus***
Share in the Issuer's authorized capital: *11.28%*
Block of ordinary shares held by the shareholders: *11.28%*

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: ***n/a.***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED"***
Location: ***Dionysou, 3A Strovolos, P.C. 2060 Nicosia, Cyprus***
Share in the Issuer's authorized capital: *11.28%*
Block of ordinary shares held by the shareholders: *11.28%*

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: ***n/a.***

Full and abbreviated corporate name: ***«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company, OAO "GMK "Norilsk Nickel"***
Location: ***Russian Federation, Taimyr (Dolgano-Nenets) Autonomous Area, Dudinka***
INN (taxpayer identification number): *8401005730*
Share in the Issuer's authorized capital: *5.83%*
Block of ordinary shares held by the shareholders: *5.83%*

Shareholders (members) holding at least 20 per cent of the Issuer's authorized capital or 20 per cent of ordinary shares: ***n/a.***

Full and abbreviated corporate name: ***ING BANK (Eurasia) Closed Joint Stock Company, ING Bank (Eurasia) ZAO — nominee holder***
Location: ***127473, Moscow, Krasnoproletarskaya Street 36***
Contact telephone, fax, e-mail: ***tel. (095) 755-5400; fax (095) 755-5499; e-mail: mail@ibimos.ru***

Number, date of issue and term of validity of professional securities market member license, license issuer: ***perpetual License No. 177-03728-000100 issued by the Russian Federal Securities Commissions on December 7, 2000***

Number of the Issuer ordinary shares registered in the name of the nominee holder: ***84,204,787.***

Full and abbreviated corporate name: ***«Rosbank» Joint Stock Commercial Bank (Open Joint Stock Company) (nominee holder)***

Location: ***Moscow, Mashi Poryvaevoi Street 11***

Contact telephone, fax, e-mail: ***tel. (095) 956-9238, 440-7936, 440-7906; fax (095) 725-7698, 440-7914; e-mail Mailbox@rosbank.ru***

Number, date of issue and term of validity of professional securities market member license, license issuer: ***perpetual License No. 177-05729-000100 issued by the Russian Federal Securities Commission on November 13, 2001***

Number of the Issuer ordinary shares registered in the name of the nominee holder: ***13,195,668***

6.3. Government or Municipal Interests in the Issuer's Authorized Capital, Availability of Special Right («Golden Share»)

Government (municipal) interest in the Issuer's authorized capital: ***none***

6.4. Restrictions on Participation in the Issuer's Authorized Capital

No such restrictions apply.

6.5. Changes in Composition and Interests of the Issuer Shareholders (Members) Holding at Least 5 Per Cent of the Authorized Capital or at Least 5 Per Cent of Ordinary Shares

Record date: ***April 19, 2000***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"***

Share in the Issuer's authorized capital: ***100%***

Block of ordinary shares held by the shareholders: ***100%***

Record date: ***February 15, 2001***

Full and abbreviated corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"***

Share in the Issuer's authorized capital: ***36.39%***

Block of ordinary shares held by the shareholders: ***36.39%***

Full and abbreviated corporate name: ***Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.***
Share in the Issuer's authorized capital: ***19.97%***
Block of ordinary shares held by the shareholders: ***19.97%***

Full and abbreviated corporate name: ***"JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"***
Share in the Issuer's authorized capital: ***19.95%***
Block of ordinary shares held by the shareholders: ***19.95%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***12.67%***
Block of ordinary shares held by the shareholders: ***12.67%***

Full and abbreviated corporate name: ***"TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."***
Share in the Issuer's authorized capital: ***6.45%***
Block of ordinary shares held by the shareholders: ***6.45%***

Record date: ***March 10, 2001***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"***
Share in the Issuer's authorized capital: ***36.39%***
Block of ordinary shares held by the shareholders: ***36.39%***

Full and abbreviated corporate name: ***Alturo Avenue Corp. Joint Stock Company, Alturo Avenue Corp.***
Share in the Issuer's authorized capital: ***19.97%***
Block of ordinary shares held by the shareholders: ***19.97%***

Full and abbreviated corporate name: ***"JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"***
Share in the Issuer's authorized capital: ***19.95%***
Block of ordinary shares held by the shareholders: ***19.95%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***12.67%***
Block of ordinary shares held by the shareholders: ***12.67%***

Full and abbreviated corporate name: ***"TECHNOINVEST INC." Closed Joint Stock Company, ZAO "TECHNOINVEST INC."***
Share in the Issuer's authorized capital: ***6.45%***
Block of ordinary shares held by the shareholders: ***6.45%***

Record date: ***October 30, 2001***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***«Norilsk Nickel» Russian Joint Stock Company for Non-Ferrous and Precious Metals Fabrication, Open Joint Stock Company, RAO "Norilsk Nickel"***
Share in the Issuer's authorized capital: *17.64%*
Block of ordinary shares held by the shareholders: *17.64%*

Full and abbreviated corporate name: ***KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited***
Share in the Issuer's authorized capital: ***14.53%***
Block of ordinary shares held by the shareholders: ***14.53%***

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***13.12%***
Block of ordinary shares held by the shareholders: ***13.12%***

Full and abbreviated corporate name: ***CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.***
Share in the Issuer's authorized capital: ***10.18%***
Block of ordinary shares held by the shareholders: ***10.18%***

Full and abbreviated corporate name: ***"JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"***
Share in the Issuer's authorized capital: *7.09%*
Block of ordinary shares held by the shareholders: *7.09%*

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.09%***
Block of ordinary shares held by the shareholders: ***6.09%***

Record date: ***February 11, 2002***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***SAFISER INVESTMENTS LTD, SAFISER INVESTMENTS LTD***
Share in the Issuer's authorized capital: *15.34%*
Block of ordinary shares held by the shareholders: ***15.34%***

Full and abbreviated corporate name: ***KM Technologies (Overseas) Limited, KM Technologies (Overseas) Limited***

Share in the Issuer's authorized capital: *14.77%*
Block of ordinary shares held by the shareholders: *14.77%*

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***13.05%***
Block of ordinary shares held by the shareholders: ***13.05%***

Full and abbreviated corporate name: ***CLAYTON IMPORT&EXPORT S.A., CLAYTON IMPORT&EXPORT S.A.***
Share in the Issuer's authorized capital: ***8.59%***
Block of ordinary shares held by the shareholders: ***8.59%***

Full and abbreviated corporate name: ***"JUNIPER VALE HOLDINGS LIMITED", "JUNIPER VALE HOLDINGS LIMITED"***
Share in the Issuer's authorized capital: *7.79%*
Block of ordinary shares held by the shareholders: *7.79%*

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.09%***
Block of ordinary shares held by the shareholders: ***6.09%***

Record date: ***May 16, 2002***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***13.86%***
Block of ordinary shares held by the shareholders: ***13.86%***

Full and abbreviated corporate name: ***"Interros Estate" Closed Joint Stock Company, ZAO "Interros Estate"***
Share in the Issuer's authorized capital: ***13.49%***
Block of ordinary shares held by the shareholders: ***13.49%***

Full and abbreviated corporate name: ***"KM Invest" Closed Joint Stock Company, ZAO "KM Invest"***
Share in the Issuer's authorized capital: ***6.74%***
Block of ordinary shares held by the shareholders: ***6.74%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.09%***
Block of ordinary shares held by the shareholders: ***6.09%***

Record fate: *May 14, 2003*

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***"BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: *12.50%*
Block of ordinary shares held by the shareholders: *12.50%*

Full and abbreviated corporate name: ***"RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"***
Share in the Issuer's authorized capital: *12.50%*
Block of ordinary shares held by the shareholders: *12.50%*

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: *12.50%*
Block of ordinary shares held by the shareholders: *12.50%*

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: *12.50%*
Block of ordinary shares held by the shareholders: *12.50%*

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: *10.05%*
Block of ordinary shares held by the shareholders: *10.05%*

Full and abbreviated corporate name: ***Credit Suisse First Boston Securities Closed Joint Stock Company, ZAO Credit Suisse First Boston Securities***
Share in the Issuer's authorized capital: *9.58%*
Block of ordinary shares held by the shareholders: *9.58%*

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: *7.15%*
Block of ordinary shares held by the shareholders: *7.15%*

- *ADR*

Record date: *November 13, 2003*

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***20.9%***
Block of ordinary shares held by the shareholders: ***20.9%***

Full and abbreviated corporate name: ***"BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***7.09%***
Block of ordinary shares held by the shareholders: ***7.09%***

- ***ADR***

Record date: ***May 7, 2004***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***27.3%***
Block of ordinary shares held by the shareholders: ***27.3%***

Full and abbreviated corporate name: ***"BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***7.00%***
Block of ordinary shares held by the shareholders: 7.***00%***

- ***ADR***

Record date: ***October 8, 2004***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***24.18%***
Block of ordinary shares held by the shareholders: ***24.18%***

Full and abbreviated corporate name: ***"BEKTANCO HOLDINGS CO. LIMITED", "BEKTANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"RINSOCO TRADING CO. LIMITED", "RINSOCO TRADING CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***

Share in the Issuer's authorized capital: ***12.50%***
Block of ordinary shares held by the shareholders: ***12.50%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.97%***
Block of ordinary shares held by the shareholders: ***6.97%***

- ***ADR***

Record date: ***May 12, 2005***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***35.29%***
Block of ordinary shares held by the shareholders: ***35.29%***

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***11.28%***
Block of ordinary shares held by the shareholders: ***11.28%***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***11.28%***
Block of ordinary shares held by the shareholders: ***11.28%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.87%***
Block of ordinary shares held by the shareholders: ***6.87%***

Full and abbreviated corporate name: ***"Norilsk Nickel" Mining and Metallurgical Company" Open Joint Stock Company, OAO "GMK "Norilsk Nickel"***
Share in the Issuer's authorized capital: ***5.83%***
Block of ordinary shares held by the shareholders: ***5.83%***

- ***ADR***

Record date: ***August 11, 2005***

Shareholders (members) holding at least 5 per cent of the Issuer's authorized capital or 5 per cent of ordinary shares:

Full and abbreviated corporate name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES, THE BANK OF NEW YORK INTERNATIONAL NOMINEES****
Share in the Issuer's authorized capital: ***36.51%***
Block of ordinary shares held by the shareholders: ***36.51%***

Full and abbreviated corporate name: ***"DIMOSENCO HOLDINGS CO. LIMITED", "DIMOSENCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***11.28%***
Block of ordinary shares held by the shareholders: ***11.28%***

Full and abbreviated corporate name: ***"PHARANCO HOLDINGS CO. LIMITED", "PHARANCO HOLDINGS CO. LIMITED"***
Share in the Issuer's authorized capital: ***11.28%***
Block of ordinary shares held by the shareholders: ***11.28%***

Full and abbreviated corporate name: ***«INTERROS Holding Company» Closed Joint Stock Company, ZAO "INTERROS HC"***
Share in the Issuer's authorized capital: ***6.84%***
Block of ordinary shares held by the shareholders: ***6.84%***

Full and abbreviated corporate name: ***"Norilsk Nickel" Mining and Metallurgical Company" Open Joint Stock Company, OAO "GMK "Norilsk Nickel"***
Share in the Issuer's authorized capital: ***5.83%***
Block of ordinary shares held by the shareholders: ***5.83%***

- ADR

6.6. Information on Non-Arm's Length Transactions Executed by the Issuer

In Quarter III 2005 the Board of Directors of OAO "GMK "Norilsk Nickel" approved 3 non-arm's length transactions for a total amount of 6,349,689.1 thousand Rubles.

The total amount of non-arm's length transactions over Quarter III 2005 is 6,374,586.9 thousand Rubles. All transactions were approved by the Board of Directors.

The price of each non-arm's length transaction was less than 5 per cent of the Issuer's assets balance-sheet value.

6.7. Accounts Receivable

Total accounts receivable and total past due accounts receivable:

Item No.	Item	*As of September 30, 2005*
1	Total accounts receivable, thou Rubles	37,347,679
2	Total past due accounts receivable	2,628,885

Accounts receivable items and due dates

Item No.	**Item**	**Due date**	
		Within one year	**Over one year**
1	Accounts receivable from customers, thou Rubles	24,864,348	96,963
2	including past due, thou Rubles	1,879,474	X
3	Bills receivable, thou Rubles	5,000	-
4	including past due, thou Rubles	-	X
5	Paid-in capital receivable, thou Rubles	-	-
6	including past due, thou Rubles	-	X
7	Advances paid, thou Rubles	1,945,346	2,885
8	including past due, thou Rubles	503,436	X
9	Other accounts receivable, thou Rubles	8,920,947	1,512,190
10	including past due, thou Rubles	245,975	X
11	Total, thou Rubles	35,735,641	1,612,038
12	including past due, thou Rubles	2,628,885	X

Debtor accounting for at least 10 per cent of total accounts receivable:

full name: ***"Normetimpex" Closed Joint Stock Company;***
abbreviated name: ***ZAO "Normetimpex";***
location: ***125009, Moscow, Voznesenski Lane 22, Commercial and Business Manor-Centre.***

Item No.	Item	**As of September 30, 2005**
1	Total accounts receivable from ZAO "Normetimpex", thou Rubles	14,342,064
2	Past due accounts receivable from ZAO "Normetimpex", thou Rubles	186

ZAO "Normetimpex" is an affiliate of the Issuer:

the Issuer's share in the affiliate's authorized capital — ***100%;***
block of the affiliate's ordinary held by the Issuer — ***100%;***
the affiliate's share in the Issuer's authorized capital — ***0%;***
block of the Issuer's shares held by the affiliate — ***0%.***

VII. The Issuer Accounts and Other Financial Information

7.1. Annual Accounts

See in the Appendix.

7.2. Quarterly Accounts for the Last Full Quarter

See in the Appendix.

7.3. Consolidated Accounts for the Last Full Fiscal Year

See in the Appendix.

7.4. The Issuer's Accounting Policy

See in the Appendix.

7.5. Export Sales and Export Share in Total Sales

Item	**Quarter III 2005**
Export sales, mln Rubles	*35,332.0*
Export share in total sales revenue, %	*86.9*

7.6. Value of the Issuer's Property and Significant Changes in the Issuer's Assets after the End of the Last Full Fiscal Year

Total property value and accumulated depreciation

Item No.	Item	**As of September 30, 2005**
1	Total property value, thou Rubles	47,993,482
2	Accumulated property depreciation, thou Rubles	7,189,772

On February 28, 2005 an asset was appraised to be disposed of. According to the independent appraisal the asset's market value is 4,201,271 Rubles less VAT.

During the first nine months of the year OAO "GMK "Norilsk Nickel" acquired 50 property items, the property's acquisition cost being 154,245.6 Rubles.

In 2004 OAO "GMK "Norilsk Nickel" and OAO "ASC "Tes" entered into a contract for sale of the building of Norilsk Military School situates in the village of Tes, Minusinsk District, Krasnoyarsk Territory. The property's contracted price was 19 mln Rubles including VAT. The transfer of title to the building was registered on April 15, 2005.

7.7. Litigation Which May Significantly Affect Financial and Business Operations of the Issuer

The Issuer is not a party of any litigation.

VIII. Additional Information on the Issuer and Issued Regular Securities

8.1. Additional Information on the Issuer

8.1.1. Amount and structure of the Issuer's authorized capital

According to the Articles of Association the Issuer's authorized capital amounts to: ***213,905,884 Rubles.***

The authorized capital is divided into ***213,905,884 ordinary shares with par value of 1 Ruble each.***

Since October 2001 the ADR (American Depositary Receipts) of shares of OAO "GMK "Norilsk Nickel" have been traded on foreign over-the-counter markets:
class (type) of shares traded outside the Russian Federation: ***the program of 1st class American Depositary Receipts (ADR) of ordinary shares in OAO "GMK "Norilsk Nickel" sponsored by the Bank of New York;***
ratio of shares traded outside the Russian Federation to total number of shares of the same class (type): *36.49%;*
name and location of the foreign issuer whose securities certify the rights to the Issuer's shares: ***The Bank of New York Depositary Receipts Division, 101 Barclay Street, 22nd Floor, New York, New York 10286, telephone: 212-815-2293; fax: 212-571-3050/1/2;***
brief description of the program (program type) of issue of the foreign issuer's securities certifying the rights to the Issuer's shares: ***the program of sponsored 1st class ADR;***
information on the authorization by the Federal Commission of the Issuer's shares trading outside the Russian Federation (if applicable):
Resolution of the Russian Federal Securities Commission No. 475-r of June 9, 2001;
Resolution of the Russian Federal Securities Commission No. 04-427/r of February 17, 2004;
name of the foreign trader(s) of the foreign issuer's securities certifying the rights to the Issuer's shares (if applicable): ***the Company's ADR are traded by NASDAQ in over-the-counter sections of the London Stock Exchange, the Berlin Stock Exchange;***
other information on the Issuer's shares trading outside the Russian Federation to be disclosed at the Issuer's discretion: ***the Issuer's shares ADR ticker in the USA — NILSY US, in the United Kingdom — MNOD LI, in Germany — NNIA GR.***

8.1.2. Changes in the amount of the Issuer's authorized capital

Date	Authorized capital* (Rubles)	Reason of change
September 15, 2000**	***170,645***	***Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO «Norilsk Mining Company» on July 12, 2000, Minutes No. 1***

*February 15, 2001***	*122,471,917*	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO «Norilsk Mining Company» on September 21, 2000, Minutes No. 2*
*September 28, 2001***	*252,667,409*	*Resolution to increase the authorized capital by issuing additional shares adopted by the extraordinary General Shareholders Meeting of OAO «GMK «Norilsk Nickel» on February 21, 2001, Minutes No. 1*
June 28, 2002	*213,905,884*	*Resolution to reduce the authorized capital OAO «GMK «Norilsk Nickel» by partial redemption of outstanding shares adopted by the extraordinary General Shareholders Meeting of OAO «GMK «Norilsk Nickel» on March 29, 2002, Minutes No. 1*

* *The authorized capital of OAO «GMK «Norilsk Nickel» consists of registered ordinary shares with par value of 1 Ruble each.*

** *Date of registration of the Issue Report.*

8.1.3. Formation and spending by the Issuer of the reserve fund and other funds

Reserve fund:

the fund's size under the constituent documents: 15% of the authorized capital

Item No.	Item	**as of June 30, 2005**
1	Amount of reserve fund, thou Rubles	32,086
2	Reserve fund in per cent of the authorized capital, %	15
3	Allocation to reserve fund over the period under review, thou Rubles	-
4	Drawing on reserve fund over the period under review, thou Rubles	-

OAO «GMK «Norilsk Nickel» does not allocate net profit to other funds.

8.1.4. Procedure of convening and holding the Issuer's supreme management body

Name of the Issuer's supreme management body: ***General Shareholders Meeting.***

Procedure of notifying shareholders (members) of the meeting of the Issuer's supreme management body:

The notice of the Meeting shall be published in the «Izvestia», the «Russian Newspaper» and the «Taimyr» at least 20 days before the date of the Meeting and the notice of the Meeting convened to discuss reorganization of the Company at least 30 days before the date of the Meeting. In the Meeting is held by absentee vote

the notice shall be published in the above papers at least 20 days before the deadline for filing absentee ballots.

The notice of the Meeting shall be given by registered mail to any person entitled to attend the General Shareholders Meeting.

The Company may additionally notify its shareholders of the Meeting by publishing the relevant information on its Internet site and by e-mail.

The Company may publish the notice of the Meeting earlier than provided for in the first paragraph hereof.

The Board of Directors may resolve on additional publication of the notice in other printed media.

The notice of the Meeting shall specify:
full corporate name and location of the Company;
form of the Meeting (by personal presence or absentee vote);
date, place and time of the Meeting (including the beginning of shareholder registration) and the Company's mailing address if completed ballots may be mailed to the Company under paragraph 3, Article 60 of the Federal Law or the deadline for filing ballots and the mailing address to which completed ballots shall be sent if the Meeting is held by absentee vote;
record date;
the Meeting's agenda specifying the authors of items on the agenda;
procedure of inspecting information (materials) to be presented in preparation for the Meeting and the office(s) where such information is available.

If a nominee holder of the Company shares is recorded in the shareholders register the notice of the Meeting shall be sent to the nominee's address unless the list of persons entitled to attend the Meeting contains other mailing address to which the notice shall be sent.

Persons (bodies) authorized to call (request calling of) the extraordinary meeting of the Issuer's supreme management body and procedure of filing such requests:

All Meetings except the annual Meeting shall be deemed extraordinary. The extraordinary Meeting may be called by the Board of Directors or if requested by the Audit Committee, the Company auditor and shareholder(s) holding at least 10 per cent of voting shares on the date of calling.

The extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be convened by the Board of Directors. The Board of Directors shall within five days convene the extraordinary Meeting requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares or reject the request. The resolution of the Board of Directors shall be notified within three days.

The request to call the extraordinary Meeting may only be rejected as specified by the Federal Law.

The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.

The Board of Directors shall not modify the wording of the agenda items or the suggested form of the extraordinary Meeting called at the request of the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares.

If the Board of Directors fails to call the extraordinary Meeting within the period specified above or rejects the request the extraordinary Meeting may be convened by the relevant bodies and persons.

In that case the Meeting may resolve that the cost of preparation and holding the Meeting be reimbursed by the Company.

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Procedure of appointing the date of the meeting of the Issuer's supreme management body: *The Company shall convene the annual Meeting not earlier than two months nor later than six months after the end of its fiscal year. The extraordinary Meeting called as requested by the Audit Committee, the Company auditor or shareholder(s) holding at least 10 per cent of voting shares shall be held within 40 days of the request. If the proposed agenda of the extraordinary Meeting provides for election of the Board of Directors the Meeting shall be held within 70 days of the request.*

Persons entitled to and the procedure of placing items on the agenda of the meeting of the Issuer's supreme management body:

Any shareholder(s) holding at least two per cent of voting shares may place items on the agenda of the annual and extraordinary Meetings and nominate members of the Board of Directors and the Audit Committee whose number shall not exceed the composition thereof. The items to be placed on the agenda and the list of nominees to the Board of Directors and the Audit Committee shall be notified to the Company within 30 days of the end of fiscal year. In addition to information specified in paragraph 4, Article 53 of the Federal Law the notice of nominations to the Board of Directors and the Audit Committee shall contain the following information:

— *full name;*
— *date of birth;*
— *education;*
— *offices occupies over the last five years;*
— *record of conviction of economic crime or crime against the state;*

— *shareholding;*
— *offices occupied in other legal entities' management (including full names of such legal entities and the date of appointment);*
— *the nominee's written acceptance of the office.*

If the proposed agenda of the extraordinary Meeting provides for election of members of the Board of Directors to be elected by cumulative vote the Company shareholder(s) holding in aggregate at least 2 per cent of voting shares may nominate members of the Board of Directors whose number shall not exceed the Board's composition. Such nominations shall be notified to the Company at least 30 days before the date of the extraordinary Meeting.

Persons entitled to inspect and the procedure of inspecting information (materials) to be presented in preparation for the Meeting.

Information (materials) to be presented to persons entitled to attend the Meeting shall include annual accounts including opinions of the Company auditor and the Audit Committee, details of nominees to the Board of Directors, the Audit Committee, the Company's executive bodies, draft amendments and modification to the Articles of Association and new version of the Articles of Association, draft by-laws of the Company, draft resolution of the Meeting, the Company's annual statement, report of the Board of Directors explaining their position on items of the agenda. The Board of Directors may resolve that during preparation for the Shareholders Meeting members of the Board may offer special opinion.

The list of persons entitled to attend the Meeting shall be presented by the Company to any persons entered in the list and holding at least 1 per cent of votes. The details and mailing addresses of individuals entered in the list shall only be disclosed with consent of such individuals.

At the request of any person concerned the Company shall within three days issue an excerpt from the list of persons entitled to attend the Meeting containing the details of such person or a certificate specifying that the person is not on the list of persons entitled to attend the Meeting.

8.1.5. Details of business entities in which the Issuer holds at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares

Full corporate name: ***«Kolenergo» Open Joint Stock Power and Electrification Company***
Abbreviated corporate name: ***OAO «Kolenergo»***
Location: ***184363, Murmansk Region, township of Murashi, Kirov Street 2***
Issuer's share in the business entity's authorized capital: ***14.83%***
Block of the business entity's ordinary shares held by the Issuer: ***10.01%***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

Full corporate name: ***«Samara Bearing Plant» Open Joint Stock Company***
Abbreviated corporate name: ***OAO «SPZ»***
Location: ***Russian Federation, 443009, Samara, Kalinin Street 1***

Issuer's share in the business entity's authorized capital: ***11.15%***
Block of the business entity's ordinary shares held by the Issuer: ***11.15%***
Business entity's share in the Issuer's authorized capital: ***none***
Block of the Issuer's ordinary shares held by the business entity: ***none***

8.1.6. Information on major transactions executed by the Issuer

In Quarter III 2005 the Issuer did not execute major transactions giving rise to liabilities accounting for 10 per cent or more of balance-sheet value of the Issuer's assets.

8.1.7. Information of credit ratings of the Issuer

Object of credit rating (issuer, issuer securities):
«Norilsk Nickel» Mining and Metallurgical Company» Open Joint Stock Company

Credit rating as of the end of the quarter under review:

Standard & Poor's

International rating / forecast	National rating / forecast
BB+ / stable	***ruAA+ / stable***

Moody's

Corporate Family Rating/ forecast*	Long Term Issuer Rating / forecast*
Ba1 / stable	***Ba2 / stable***

- Replaced "Senior Implied Rating / forecast" and "Senior Unsecured Issuer Rating / forecast" in August 2005

Credit rating history over the last 5 full fiscal years before the end of the quarter under review including ratings and dates of assignment (alteration):

Date of assignment	Rating	Rating agency
August 9, 2004	***BB / stable*** (international rating / forecast)	***Standard & Poor's Ratings Services ("Standard & Poor's")***
	RuAA / stable (national rating / forecast)	
	Ba1 / stable (Senior Implied Rating / forecast)	***Moody's Investors Service ("Moody's")***
	Ba2 / stable (Senior Unsecured Issuer Rating / forecast)	
August 10, 2005	***BB+ / stable*** (international rating / forecast)	***Standard & Poor's Ratings Services ("Standard & Poor's")***
	RuAA+ / stable (national rating / forecast)	

Full and abbreviated corporate name (name — for non-profit organization), location of the rating agency:
full and abbreviated corporate name: ***Standard & Poor's International Services , Standard & Poor's;***
location: ***55 Water Street, New York, USA.***

Full and abbreviated corporate name: ***Moody's Investors Service Ltd, Moody's;***
location: ***2 Minster Court, Mincing Lane, London EC3R 7XB.***

Description of the rating system or Internet site where information on the rating system is available (published): ***rating agencies evaluate the ability and readiness of the issuer to promptly meet its obligations based on the analysis of the Company information. A more detailed description of the rating system may be found at: http://www.moodys.com/cust/default.asp; http://rating.interfax.ru/; http://www.standardandpoors.ru/***

Other credit rating information disclosed at the Issuer's discretion:

Put together the assigned ratings show that «Norilsk Nickel» has the highest rating among private Russian companies. The ratings reflect the Company's unique resources and financial stability and its leading position on the world nickel, palladium, platinum, copper and gold market.

No credit rating has been assigned to the Issuer's securities.

8.2. Details of Each Class of the Issuer's Shares

Class (ordinary, preference), type for preference shares: ***ordinary shares***

Par value per share: ***1 Ruble***

Number of outstanding (non-redeemed or non-canceled) shares: ***213,905,884***

Number of additionally issued shares (for which the issued report has not been subject to state registration): ***none***

Number of authorized shares: ***none***

Number of shares held by the Issuer: ***12,478,704***

Number of additional shares which may be issued through the conversion of outstanding securities or meeting option commitments: ***none***

Number and date of state registration:
1-04-40155-F of January 10, 2001;
1-04-40155-F of May 23, 2001.

Rights granted by shares:

shareholder's right to declared dividends and the order of payment of dividends on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares on which dividend is specified: ***the Articles of Association do not provide for issue of preference shares;***

ordinary share holder's right to attend and vote at the general shareholders meeting: ***shareholders may attend the Meeting and vote on all items within authority thereof (unless otherwise provided for by the Federal Law and other applicable regulations of the Russian Federation one share shall give one vote);***

rights of holders of particular types of preference shares to convert them into ordinary shares or preference shares of other types and the conversion procedure (number, classes (types) of shares and other terms of conversion) if provided for by the articles of association: ***the Articles of Association do not provide for issue of preference shares;***

shareholder's right to the Issuer's assets in case of liquidation and the order of paying liquidation value on particular types of preference shares if the Issuer's articles of association provide for issue of two or more types of preference shares for which liquidation value is specified: ***the Articles of Association do not provide for issue of preference shares;***

other information on shares to be disclosed at the Issuer's discretion: ***n/a.***

8.3. Information on Previous Issues of Regular Securities Except Shares

8.3.1. Totally redeemed (canceled) securities issues

No such issues exist.

8.3.2. Outstanding securities issues

No such issues exist.

8.3.3. Issues under which the Issuer is in default

No such issues exist.

8.4. Details of person(s) securing issued debentures

No such persons exist.

8.5. Secured Liabilities under Debenture Issues

No debentures were issued.

8.6. Details of Registrars of Rights to the Issuer Regular Securities

Registrar:

full and abbreviated name:
«National Registration Company» Closed Joint Stock Company, ZAO NRC;

location: *121357, Moscow, Veresayev Street 6*

License data:
license number: ***10-000-1-00252***
date of issue: ***September 6, 2002***
term of validity: ***perpetual***
issued by: ***Russian Federal Securities Commission***

Other registrar details:
mailing address: *121357, Moscow, Veresayev Street 6*
tel.: *(095) 440 63 45*; fax: *(095) 440 63 55*
e-mail: *info@nrcreg.ru*

8.7. Information on Applicable Capital Export and Import Regulations Which May Affect Dividends, Interest or Other Distributions Due to Non-Residents

Tax on return in investments in business entities (in this case dividends) is assessed according to the Tax Code of the Russian Federation (Part One No. 146-FZ of July 31, 1998 and Part Two No. 117-FZ of August 3, 2000).

Foreign exchange transactions involving capital movement are taxed according to Federal Law «On Exchange Control and Regulation» No. 173-FZ of December 10, 2003 (as amended on June 29, 2004) and the Regulations of the Central Bank of the Russian Federation for authorization of particular transactions involving capital movement:

Regulation of the Central Bank of Russia No. 258-P of June 1, 2004;
Regulation of the Central Bank of Russia No. 259-P of June 7, 2004;
Regulations of the Central Bank of Russia No. and the State Customs Committee of the Russian Federation Nos. 243-P and 01-100/1 of December 22, 2003;
Regulation of the Central Bank of Russia No. 27-P of April 29, 1998;
Instruction of the Central Bank of Russia No. 1450-U of June 15, 2004;
Instruction of the Central Bank of Russia No. 1441-U of June 10, 2003;
Resolution of the State Customs Committee of the Russian Federation «On Export Duty Rates» No. 865 of August 6, 2003 (as amended on October 2 and 17, November 28, December 11, 2003; January 16, February 20 and 26, April 12, June 17, August 23, October 6, November 18, December 17 and 30, 2004; January 20, February 8, March 15, April 7 and 15, 2005).

8.8. Tax Assessment of the Issuer's Regular Securities Issue Proceeds

Tax on regular securities issue proceeds is assessed as specified by applicable tax regulations of the Russian Federation (Tax Code of the Russian Federation, Chapter 23 "Personal Income Tax" and Chapter 25 "Corporation Income Tax").

1. Tax on securities transactions

1.1. Tax on personal income from transactions in the Issuer's securities

The procedure of tax assessment of personal income from securities transactions is specified in Chapter 23 of Russian Tax Code (Chapters 214-1,220,224).

Income (loss) from securities transactions shall be determined for all transactions in securities of a particular class executed during the tax period under review less losses.

Income (loss) from securities transactions shall be determined as the difference between total proceeds from securities sale and documented cost of securities acquisition, sale and holding actually incurred by taxpayers or material deductions intended to reduce proceeds of securities transactions.

If the taxpayer cannot produce a documentary evidence of its expenses it may take the advantage of material deduction as provided for the Tax Code of the Russian Federation.

The taxpayer shall be entitled to material deduction of the full amount of proceeds received from transaction in securities held for a period of three or more years; in case the taxpayer held securities for less than 3 years such material deduction shall not exceed 125 thousand Rubles.

The taxpayer may take the advantage of material tax deduction or deduction of documented incurred expenses if the tax is calculated and withheld by the income source (broker, trustee, management company holding in trust the assets constituting a unit investment fund or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) or upon expiry of the tax period at the time of filing tax return with tax authorities.

If income is paid by several sources material deduction may only be made by one source at the taxpayer's option.

Individuals who are not tax residents of the Russian Federation shall not be entitled to material deductions.

The tax on income of individual tax residents of the Russian Federation shall be assessed at the rate of 13 per cent.

The tax on income of individual tax non-residents of the Russian Federation shall be assessed at the rate of 30 per cent.

The tax base for securities transactions shall be defined as proceeds from securities transactions over the tax period under review.

The tax agent shall assess and pay tax upon expiry of the tax period or at the time of cash disbursement to the taxpayer before expiry of the tax period.

If the assessed tax cannot be withheld from the taxpayer by the income source the tax agent (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

In that case if an individual executed securities transactions unassisted by parties deemed to be tax agents (broker, trustee or other party executing transactions for the benefit of the taxpayer under a contract of agency or other similar contract) such individual shall assess and pay tax and file tax return.

1.2. Tax on legal entities' income from transactions in the Issuer's securities

The procedure of determining the tax base for securities transactions is specified in Chapter 25 of the Russian Tax Code (Article 280, Articles 309, 310, 329). The Tax Code specifies a special accounting procedure of profit and loss relating to securities transactions.

The taxpayer's proceeds from sale or other disposal of securities (including redemption thereof) shall be calculated based on the selling of disposal price and accrued interest income (coupon yield) paid by the purchaser to the taxpayer and accrued interest income (coupon yield) paid by the issuer (promisor) to the taxpayer. The assessment of tax on the taxpayer's proceeds from securities sale or other disposal shall not include interest income (coupon yield) earlier included in tax assessment.

The cost of securities sale (or other disposal) including units in unit investment funds shall be determined based of the acquisition price (including acquisition costs), cost of sale, any discounts from the estimates unit value, accrued interest income (coupon yield) paid by the taxpayer to the seller of securities. Such costs shall not include interest income (coupon yield) earlier included in tax assessment.

The market price of securities traded on organized securities market shall mean the actual price of securities sale or other disposal if such price falls within the interval between the maximum and minimum prices (price interval) of transactions in such securities recorded by the market maker on securities market on the date of the relevant transaction. If on that date the same securities were traded on securities market by two or more market makers the taxpayer may select the market maker whose price interval shall be used for tax purposes.

If the taxpayer sold securities traded on organized securities market and the transaction price is within the price interval recorded by the market maker such price shall be deemed market price for tax purposes.

If securities traded on organized securities market are sold at a price lower that the recorded minimum price the minimum price of transactions on organized securities market shall be assumed.

Profit (loss) from transactions in securities traded and not traded on organized securities market shall be accounted separately for tax purposes.

Russian business entities and foreign business entities acting through permanent establishments within the Russian Federation shall pay tax at the rate of 24 per cent as provided for by applicable law of the Russian Federation.

Foreign entities not engaged in business in the Russian Federation shall pay tax at the income source; in particular such tax shall be paid on stock sales proceeds by Russian entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property and other similar proceeds. Proceeds from sale of securities or relating derivatives on foreign stock exchanges shall not be deemed income received from sources within the Russian Federation.

Tax base of foreign entities trading in shares of Russian business entities holding assets in the Russian Federation more than 50 per cent of which consist of immovable property may be reduced by the sum of documented expenses as provided for by applicable law of the Russian Federation. In that case the difference between the foreign entity's sales proceeds and expenses shall be taxed at the rate of 24 per cent.

In other instances tax on such income of foreign business entities shall be assessed at the rate of 20 per cent.

1.3. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

2. Tax on dividends

2.1. Tax on dividends received by individuals

Tax on income received by individuals in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 23).

Dividends received by individual tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by individual tax non-residents of the Russian Federation shall be taxed at the rate of 30 per cent.

Business entities from which the taxpayer receives income (tax agents) shall assess, deduct and pay tax.

If the assessed tax cannot be withheld from the taxpayer the tax agent shall within one month notify in writing local tax authorities of the impossibility of withholding and the sum due from the taxpayer.

Tax agents shall pay assessed and withheld tax by the date of actual money receipt from the bank and the date of income transfer from tax agents' bank accounts to the taxpayer's account or third party bank accounts on the taxpayer's instruction.

Tax agent shall otherwise pay assessed and withheld tax on the day following the date of actual income receipt by the taxpayer.

2.2. Tax on dividends received by legal entities

Tax on income received by legal entities in the form of dividends on the Company shares is assessed according to Part Two of the Tax Code of the Russian Federation (Chapter 25).

Dividends received by legal entity tax residents of the Russian Federation shall be taxed at the rate of 9 per cent.

Dividends received by legal entity tax non-residents of the Russian Federation shall be taxed at the rate of 15 per cent.

The source of income (tax agent) shall deduct and pay tax within 10 days of income payment.

If dividends are paid to a foreign legal entity and/or individual who is no tax resident of the Russian Federation the taxpayer's tax base for each payment of dividends shall be equal to received dividends and subject to taxation.

2.3. Total tax shall be calculated by multiplying the applicable tax rate and the difference between dividends to be distributed among shareholders during the tax period under review reduced by dividends payable by the tax agent to foreign legal entity and individual tax non-residents during the tax period under review and dividends received by the tax agent during the tax period under review and the previous tax period unless such dividends were included in dividend tax assessment.

Tax agents shall assess tax to be withheld from the taxpayer's income based on total tax and the share of each taxpayer in total dividends.

2.4. If international treaties of the Russian Federation containing provisions relating to taxation specify other tax regulations than provided for by applicable Russian law provisions of such international treaties shall apply.

8.9. Dividend Declared on the Issuer Shares and Return of the Issuer Debentures

Class of shares: ***ordinary shares***

Declared dividend per share: ***3,935.65 Rubles***
Total dividend per class of shares: ***393,565,000 Rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which

approved payment (declaration) of dividends: ***minutes of the annual general shareholders meeting of June 17, 2000***

Period of payment of dividends declared on the Issuer shares: dividends paid on: ***July 26, 2000***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***the year of 1999***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***393,565,000 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were paid in full***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***n/a***

Class of shares: ***ordinary shares***

Declared dividend per share: ***23 Rubles***
Total dividend per class of shares: ***5,006,350,407 Rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***minutes of the annual general shareholders meeting of June 30, 2002***

Period of payment of dividends declared on the Issuer shares: ***by October 15, 2002***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***the year of 2001***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***4,987,551,024.66 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***n/a***

Class of shares: ***ordinary shares***

Declared dividend per share: ***21.7 Rubles***
Total dividend per class of shares: ***4,641,757,682.8 Rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***minutes of the annual general shareholders meeting of June 30, 2003***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***August 29, 2003***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***the year of 2002***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***4.640,717,407.50 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***n/a***

Class of shares: ***ordinary shares***

Declared dividend per share: ***42.1 Rubles***
Total dividend per class of shares: ***9,005,437,716.4 Rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***minutes of the extraordinary general shareholders meeting of December 29, 2003***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***February 28, 2004***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***nine months of the year of 2003***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***9,004,325,071.32 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***the annual general shareholders meeting of OAO «GMK «Norilsk Nickel» of June 24, 2004 resolved as follows: «To declare the 2003 annual dividend on shares in OAO «GMK «Norilsk Nickel» of 42.1 Rubles per ordinary share taking into account interim dividends of 42.1 Rubles per share paid for 9 months of the year of 2003».***

Class of shares: ***ordinary shares***

Declared dividend per share: ***41.4 Rubles***
Total dividend per class of shares: ***8,855,703,597.6 Rubles***

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***minutes of the extraordinary general shareholders meeting of November 26, 2004***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***December 31, 2004***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***dividends for 9 months of the year of 2004***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***8,840,272,441.60 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***n/a***

Class of shares: ***ordinary shares***

Declared dividend per share: ***28 Rubles***
Total dividend per class of shares: ***5,639,961,040 Rubles****

* no dividends are declared on 12,478,704 shares held by the Company

The Issuer's management body authorized to approve payment of (declare) dividends: ***general shareholders meeting***

Date of the meeting of the Issuer's management body which approved payment (declaration) of dividends, number and date of the minutes of the meeting which approved payment (declaration) of dividends: ***annual general shareholders meeting of June 30, 2005; minutes of June 30, 2005***

Period of payment of dividends declared on the Issuer shares: dividends paid by: ***August 29, 2005***

Form and other terms of payment of dividends declared on the Issuer shares: ***cash payment***

Accounting period (year, quarter) for which declared dividends were paid: ***dividends of 28 Rubles per share paid for the year of 2004 taking in account dividends of 41.4 Rubles per share paid for 9 months of the year 2004, total 2004 dividend per share being 69,4 Rubles***

Total dividends paid on one class (type) of the Issuer shares for each accounting period for which it was resolved to pay (declare) dividends: ***5,636,626,735.00 Rubles***

If dividends declared on the Issuer shares were not paid or were partially paid specify the reasons: ***dividends were partially paid due to incomplete information disclosure by nominee holders, communication of invalid bank account details by registered shareholders***

Other information on declared and/or paid dividends on the Issuer shares disclosed at the Issuer's discretion: ***n/a***

In 2000 dividends on shares in OAO «GMK «Norilsk Nickel» were not paid on resolution of the annual general shareholders meeting of April 24, 2001.

8.10. Other Information

On October 28, 2005 the Board of Directors of OAO "GMK "Norilsk Nickel" resolved to recommend that the extraordinary General Shareholders Meeting of OAO "GMK "Norilsk Nickel" approve a dividend of 43 Rubles per ordinary share for nine months of 2005 payable in cash by February 28, 2006. The extraordinary General Shareholders Meeting of OAO "GMK "Norilsk Nickel" is scheduled for December 30, 2005.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Short name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	*While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is disclosed not through printed media but by news agencies. It is also available at the Company's Web site.*

2.Subject matter of the statement

Date of the Board of Directors' meeting: ***October 28, 2005;***
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was passed: ***October 31, 2005; No. GMK/24-pr-sd;***

Re.: Recommendations on the amount of dividends on MMC Norilsk Nickel shares payable upon the Company's operating results for 9 months of 2005, and on the dividend payment procedure.
Resolved:

To recommend to the Extraordinary General Meeting of MMC Norilsk Nickel shareholders to approve dividends payable upon the Company's operating results for 9 months of 2005 in the amount of RUB 43 per ordinary share. Dividends shall be paid before February 28, 2006.

Re.: An Extraordinary General Meeting of MMC Norilsk Nickel shareholders.

Resolved:

1. ***To hold an Extraordinary General Meeting of MMC Norilsk Nickel shareholders on December 30, 2005 in the form of absentee voting.***
2. ***To approve the following agenda of the Extraordinary General Meeting of MMC Norilsk Nickel shareholders:***

STATEMENT OF MATERIAL FACT:
INFORMATION ON CLOSING THE ISSUER'S REGISTER

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "***

1.9. Code(s) of material fact (s)	***0840155F31102005***

2. Subject matter of the statement
2.1. Type, category, series anf other information on securities: ***ordinary non-documentary shares***   2.2. The purpose of preparing a list of security holders: ***preparation of a list of shareholders eligible for participation in the Extraordinary General Meeting on December 30, 2005.***   2.3 Register closing date: ***November 11, 2005.***   2.4. Date and No. of the Protocol of the Issuer's Board of Directors meeting when the decision was made with regard to the closing date: ***October 31, 2005; Protocol No. GMK/24-pr-sd.***
D.S. Morozov,   Representative of MMC Norilsk Nickel   (Power of Attorney No. GMK-51/22D of 31.12.2004)   October 31, 2005

Dividends on MMC Norilsk Nickel shares payable upon the Company's operating results for 9 months of 2005.

3. *The deadline for compiling a list of persons entitled to participate in the Extraordinary General Meeting of MMC Norilsk Nickel shareholders shall be November 11, 2005.*

MMC Norilsk Nickel Representative *Morozov D.S.*
(power of attorney No. ГМК-51/22Д of 31.12.2004)

October 31, 2005

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is not released through printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the statement
The Issuer's interest share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Open Joint Stock Company «Apatitskaya TPP»;***
Location of the aforementioned commercial organization: ***Apatity, Murmansk region, 184200;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***14,83%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***10,01%.***
Date of change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 10, 2005.***

MMC Norilsk Nickel Representative *Usanov D.A.*
(power of attorney No. ГМК-51/135Д-1 of 11.03.2005)

November 10, 2005

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is not released through printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the statement
The Issuer's interest share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Open Joint Stock Company «Murmanskaya TPP»;***
Location of the aforementioned commercial organization: ***Ul. Shmidta 14, Murmansk, Russian Federation, 183780;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***14,83%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***10,01%.***
Date of change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 10, 2005.***

MMC Norilsk Nickel Representative ***Usanov D.A.***
(power of attorney No. ГМК-51/135Д-1 of 11.03.2005)

November 10, 2005

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is disclosed not through printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the statement
The Issuer's interest share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Open Joint Stock Company «Krasnoyarskaya generation»;*** Location of the aforementioned commercial organization: ***Ul. Bograda 144A, Krasnoyarsk, Russian Federation, 660021;*** The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***0 %;*** Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***0 %;*** The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***25,47%;*** Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***25,26%.*** Date of change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***November 9, 2005.***

MMC Norilsk Nickel Representative *Usanov D.A.*
(power of attorney No. ГМК-51/135Д-1 of 11.03.2005)

November 9, 2005

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Short name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous Region, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5.The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information:	***"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "***

1.9. Code(s) of material fact (s)	***0340155F31102005***

2. Subject matter of the statement
2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net income (loss): ***reported increase in the 3Q2005 net income as compared to that of the 2Q2005 is the result of the following: in the operating expenses of the 2Q2005 the disposal of Issuer's securities was reflected;***   2.2. Date of the fact(s) resulting in nonrecurrent increase of more than 10% in the Issuer's net income (loss): ***October 31, 2005.***   2.3 Value of the Issuer's net income in the reporting period (quarter, year) preceding the reporting period when the fact(s) occured: ***9 565 485 thousand Roubles.***   2.4. Value of the Issuer's net income in the reporting period when the fact(s) occured: ***14 524 419 thousand Roubles.***   2.5. Change in the Issuer's net income (absolute): ***4 958 934 thousand Roubles.***   Change in the Issuer's net income (%): ***51.84%***
D.S. Morozov,   Representative of MMC Norilsk Nickel   (Power of Attorney No. GMK-51/22D of 31.12.2004)   L.V. Lisitsina,   Chief Accountant   October 31, 2005

NORILSK NICKEL

21.10.2005

MMC Norilsk Nickel's General Director to discuss the use of palladium in hydrogen power in the USA

The General Director and Chairman of MMC Norilsk Nickel, Mikhail Prokhorov, is to visit the United States from the 23rd to the 26th of October as part of a delegation representing Russian business interests which will be accompanying Victor Khristenko, the Russian Minister for Industry and Energy in the course of an official visit.

As a member of the official Russian delegation, Mr Mikhail Prokhorov will be meeting with Allan Hubbard, economic advisor to the American President and Carlos Gutierrez, the USA Trade Secretary. The main topics to be discussed will be the further development of relations regarding MMC Norilsk Nickel's assets in the USA, as well as issues concerning the utilisation of palladium in hydrogen fuel cells.

MMC Norilsk Nickel has a controlling shareholding in the American company Stillwater Mining, which is the world's largest producer of platinum group metals (palladium and platinum) outside Russia and South Africa. The company's two most important mines, Stillwater and East Boulder, hold proven reserves amounting to 25 million ounces of palladium and platinum, and will be in production for the next 40 years. In addition to this, the company Norilsk Nickel USA, which is responsible for the distribution on the American market of metals produced by MMC Norilsk Nickel, is located on the territory of the United States of America.

MMC Norilsk Nickel is Russia's largest producer of non-ferrous and precious metals, as well as being one of the world's main producers of those metals. Also, Norilsk Nickel is the world leader in the production of palladium and nickel and one of the world's largest producers of platinum, as well as being one of the world's top ten producers of copper and gold.

NORILSK NICKEL

21.10.2005

MMC Norilsk Nickel announces production figures for 3rd quarter of 2005

Mining and Metallurgical Company (MMC) Norilsk Nickel announces preliminary production figures from its operations in the Taimyr (Polar Division) and Kola Peninsulas (Kola MMC) for the third quarter of 2005.

Tav Morgan, Deputy General Director of MMC Norilsk Nickel announced that MMC Norilsk Nickel fulfilled its third quarter production plan for nickel and copper, producing 61 thousand metric tons of nickel and 113 thousand metric tons of copper in the third quarter. Overall production volumes for the first 9 months of 2005 reached 181 thousand metric tons of nickel and 338 thousand metric tons of copper.

MMC Norilsk Nickel continues to improve its disclosure and transparency standards and is pleased to announce for the first time figures for quarterly production of platinum and palladium. MMC Norilsk Nickel produced 840 thousand ounces (26.1 metric tons) of palladium and 198 thousand ounces (6.2 metric tons) of platinum during the third quarter of 2005. These volumes are related only to the production results of the Polar Division and Kola MMC and do not include those volumes that were produced at Stillwater Mining Company.

Mr. Morgan announced that expected production of nickel and copper for the full year remains unchanged, calling for an estimated 240 to 245 thousand metric tons of nickel and 440-450 thousand metric tons of copper. Forecasted production of palladium and platinum has been raised from 3 million ounces to 3.08 million ounces (95.8 metric tons) of palladium and from 700 thousand ounces to 730 thousand ounces (22.7 metric tons) of platinum for the full year.

Since the beginning of this year Norilsk Nickel has been releasing quarterly nickel and copper production figures of its Polar Division and Kola MMC within 30 days of the end of the quarter. Starting from the third quarter 2005 production figures for palladium and platinum are also being released on a quarterly basis.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Short name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyrsky (Dolgano-Nenetsky) Autonomous region, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is disclosed not through printed media but by news agencies. It is also available at the Company's Web site.***

2. Subject matter of the statement
The Issuer's interest share in the authorized capital of the following commercial organization has been changed (full name of the organization): ***Open Joint Stock Company «Samara Bearing Plant»;***
Location of the aforementioned organization: ***Ul. Kalinina 1, Samara, Russian Federation, 443009;***
The Issuer's interest share in the authorized capital of the aforementioned organization before change: ***11,15 %;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, before change: ***11,15 %;***
The Issuer's interest share in the authorized capital of the aforementioned organization after change: ***5,55%;***
Percentage of ordinary shares of the aforementioned organization, owned by the Issuer, after change: ***5,55%.***
Date of change in the Issuer's interest share in the authorized capital of the aforementioned organization: ***October 19, 2005.***

MMC Norilsk Nickel Representative ***Usanov D.A.***
(power of attorney No. ГМК-51/135Д-1 of 11.03.2005)

October 19, 2005

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

Press release

MMC NORILSK NICKEL SHAREHOLDERS SUPPORT THE CREATION OF POLYUS GOLD

On September 30th 2005 Norilsk Nickel shareholders held an extraordinary proxy meeting about the company's reorganisation. The majority of the shareholders voted for the spin-off, consolidating the company's gold assets as well as its 20% share in Gold Fields into a separate company according to the terms and conditions set by Norilsk Nickel.

As of September 30th 2005, the closing date, 18 982 bulletins were received from the shareholders and their representatives - the owners of 131 439 623 voting shares of Norilsk Nickel, which makes 65.25 percent of the total number of shares entitled to vote.

The results of the vote:

In favour	131 107 373	votes
Against	177 467	votes
Abstentions	98 320	votes
Bulletins declared invalid	56 463	votes

The shareholders also approved the establishment of the Open Joint Stock Company Polyus Gold and the decision to hold the general shareholders meeting of the new company on March 3rd 2006. At this meeting the key management of Polyus Gold will be approved. All shareholders that are part of the Norilsk Nickel register as of January 1st 2006 will have the right to participate in this meeting.

All Norilsk Nickel shareholders will be entitled to one share in Polyus Gold for each share of Norilsk Nickel they own as of January 1st 2006.

Shareholders who do not vote, or who vote against the spin-off, have the right to redeem their shares for cash. At the meeting of August 11th, 2005 The Board of Directors set the redemption value of Norilsk Nickel shares at 1,855 roubles per share, based on an appraisal provided by OOO "Rosekspertiza," an independent evaluation and auditing firm.

"We thank the shareholders for their support", Deputy General Director at Norilsk Nickel Denis Morozov said. "The results of the vote show the shareholders' high level of trust in the decisions of the company's management".

STATEMENT ON THE MATERIAL FACT
"INFORMATION ON FILING IN THE REGISTER OF ISSUER OF A PERSON HOLDING MORE THAN 25 PERCENT OF ITS ISSUED SECURITIES"

1. Full corporate name of Issuer and the legal organizational form: ***Joint Stock Company "Mining and Metallurgical Company "Norilsk Nickel"***

2. Address of Issuer: ***Russian Federation, Taymyrskiy (Dolgano-Nenetzkiy) autonomous district, Dudinka***

3. Tax Payer Number of Issuer assigned to Issuer by Taxation Authorities: ***8401005730***

4. Unique reference number of Issuer assigned by registering authority: ***40155-F***

5. Reference number of the material fact: ***0740155F09022005***

6. Web page used by Issuer for publication of statements on material facts: :
http://www.nornik.ru/page.jsp?pageId=30ad80aa-fb7cd0d06c--7ffe

7. Name (names) of periodical organ (organs) used by issuer for publication of the information on material facts: **newspaper "Zapoilarniy Vestnik"**

8. Mode, category (type), series and other identification characteristics of securities***: ordinary nominal uncertified shares***

9. Full and abbreviated name, place of location and address for the receipt of mail of the legal entity registered in the securities holders registrar of Issuer. If nominal securities holder constitutes such a person then the notification of that fact should be provided

full and abbreviated corporate name: ***ING BANK (EURASIA) ZAO (CLOSED SHAREHOLDING ENTITY), ING BANK (EURASIA) ZAO – Nominal Holder***
place of location: ***123022 Moscow, ul. Krasnaya Presnia, 31***
mail address: ***123022 ul. Moscow, Krasnaya Presnia, 31***

10. Rate of Issuer's securities registered to the name of the person filed in the registry system of the Issuer's securities holders: **38,67%**

11. Execution date of the registration of the business account of the person filed in the registry system of the Issuer's securities holders: **February 9, 2005**.

Representative of JSC " MMC Norilsk Nickel" *D.S. Morozov*
(authorization № ГМК-51/26-нм from 14.12.2004)

February 10, 2005

The spin-off of the gold assets and their consolidation into Polyus Gold will allow the creation of a new, large, independent gold mining company with excellent potential for growth in the Russian Federation, one of the most attractive gold mining regions in the world.

For reference:

Indicative timetable for the spin-off of Polyus Gold:

- **1 January 2006**: The record date for Norilsk Nickel shareholders and ADS holders for participation in the Founding General Meeting of Polyus Gold and entitlement to a proportionate number of Polyus Gold shares. Norilsk Nickel shares and ADS are transferred if registered with the Federal service for financial markets of the Russian Federation, and the US Securities and Exchange Commission (SEC).

- **March 2006**: Founding General Meeting of Polyus Gold.

- **March-April 2006**: Polyus Gold shares distributed to shareholders and, for ADS holders, the ADS Depository (Bank of New York).

- **April 2006**: Polyus Gold to apply for listing on one or more Russian stock exchanges.

- **May 2006**: Polyus Gold ADR (level 1) is expected to be registered, subject to obtaining approvals, allowing non-Russian Norilsk Nickel investors to obtain ADS representing Polyus Gold shares.

October 10, 2005

The MMC Norilsk Nickel Press Service
Tel: (+7) 095 797 8294
Fax: (+7) 095 786 8394
E-mail: uosmail@nornik.ru
www.nornik.ru